Horace Mann Educators Corporation
2003 Annual Report and 10-K

Horace Mann
Educated Financial Solutions

Financial Highlights

(Dollars in millions, except per share data)

Year Ended December 31,	2003	2002	% Change	2001	% Change
Operations					
Insurance premiums written and contract deposits					
Core business lines (1)	$ 958.2	$ 887.6	8.0%	$ 852.9	4.1%
Total (1)	955.5	899.3	6.2%	875.6	2.7%
Net income	19.0	11.3		25.6	
Return on equity (2)	3.5%	2.4%		5.6%	
Property & casualty GAAP combined loss and expense ratio	112.3%	101.9%		106.8%	
Experienced agents	510	527	-3.2%	553	-4.7%
Financed agents	378	395	-4.3%	314	25.8%
Total agents	888	922	-3.7%	867	6.3%
Per share					
Net income per share:					
Basic	$ 0.44	$ 0.28	57.1%	$ 0.63	-55.6%
Diluted	$ 0.44	$ 0.28	57.1%	$ 0.63	-55.6%
Dividends paid	$ 0.42	$ 0.42	–	$ 0.42	–
Book value (3)	$ 12.42	$ 12.39	0.2%	$ 11.27	9.9%
Financial position					
Total assets	$ 4,973.0	$ 4,512.3		$ 4,489.0	
Short-term debt	25.0	–		53.0	
Long-term debt	144.7	144.7		99.8	
Total shareholders' equity	530.5	528.8		459.2	

(1) Effective December 31, 2001, Horace Mann ceased writing automobile insurance policies in Massachusetts. 2002 insurance premiums written and contract deposits for core lines increased 6.4% and for the total increased 5.8% compared to the respective 2001 amounts adjusted to exclude premiums from Massachusetts automobile policies.

(2) Based on 12-month net income and average quarter-end shareholders' equity.

(3) Before the fair value adjustment for investments, book value per share was $10.51 at December 31, 2003, $10.50 at December 31, 2002 and $10.62 at December 31, 2001.

Forward-looking information

It is important to note that the Company's actual results could differ materially from those projected in forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings. Copies of these filings may be obtained by contacting the Company or the SEC.

Letter to Shareholders

2003 continued to be a year of transition at Horace Mann as we focused on delivering our Value Proposition to the educator market.

Our Value Proposition to "provide lifelong financial well-being for educators and their families through personalized service, advice, and a full range of tailored insurance and financial products" remains our compass and underlies our commitment to realize the value of the Horace Mann franchise.

Plans to achieve our 2004 financial and operational objectives are in place and the near-term focus will be on execution, with primary emphasis on improving profit margins in our property and casualty business.

2003: A year of challenges in P&C

In addition to implementing organizational and process changes in key areas of the company, Horace Mann was further challenged in its property and casualty business in 2003 by claims reserving issues and a record level of catastrophe losses.

Significant adverse prior years' property and casualty claims reserve development became apparent in the latter part of 2002 and during 2003 as a result of the changes that were made in the property and casualty claims organization. In the last half of 2003, we took the appropriate actions to address and resolve the issue. We strengthened prior years' reserves by $30 million in the third quarter and another $12 million in the fourth quarter — primarily to address 2002 and 2001 auto liability claims.

At the end of the third quarter, we hired Deloitte Consulting LLP to conduct a detailed review of the company's claim handling practices and their integration with our reserving practices. Their claims and actuarial specialists reviewed claim files as well as past and current claims handling processes and procedures, including case reserving practices, in each of our six offices. Deloitte also performed an assessment of the company's actuarial reserving processes. Their work was completed in January. And, while it identified some selected opportunity areas, the appropriateness of our actions to improve the property and casualty claims operations and practices was reaffirmed.

The company also engaged Deloitte to provide independent actuarial consulting services to evaluate property and casualty claims reserves as of December 31, 2003. Our year-end actuarial analysis and reserve estimates incorporated the findings of their claims and reserving practices review, as well as their actuarial review as of December 31, 2003.

As a result of the insights provided by the Deloitte study and the reserve strengthening actions taken, we enter 2004 with increased confidence that our improving underlying property and casualty results will flow through to our reported earnings.

Advanced Claim Environment leads critical P&C initiatives

While the adverse property and casualty reserve development was an unforeseen challenge, the implementation of ACE, our Advanced Claim Environment, has enabled us to make considerable progress toward streamlining processes and improving efficiency in our claims operation. We consolidated our 17 claims offices to six regional offices in 2002, which has allowed us to cut overhead costs and reduce our reliance on independent adjusters. We have implemented improved and consistent claim handling processes and procedures, accelerated the claims settlement process and improved customer service.

Critical to our claims restructuring are the technological investments we made to improve the delivery process and drive further efficiencies. The most notable is Claims Workstation®, a comprehensive claims management system that handles the life cycle of claims from notice of loss through settlement. We successfully piloted and launched the program in two of our regional offices in 2003, and our goal is to have it completely deployed in the second quarter of 2004. Claims Workstation® will lead to better consistency of claims handling and settlement throughout our organization.

Property results improve despite catastrophe losses

2003 was the industry's third-costliest year in the past 10 years for catastrophe losses. United States property and casualty insurers paid $12.8 billion for insured property losses for the California wildfires, Hurricane Isabel and other disasters. For Horace Mann, catastrophe losses were $33 million, our highest year on record.

On a positive note, continued improvement was realized in the underlying profitability of our homeowners business. Our property loss ratio excluding catastrophes of 62 percent reflected decreases of more than 11 percentage points compared to 2002 and nearly 30 points compared to 2001 results. Aggressive rate actions, tightened underwriting guidelines, increased educator business and our continuing reinspection program produced the dramatic improvement.

Financial markets significantly improved

There was substantial improvement in the financial markets during the year. We realized a modest level of net investment gains as the credit markets stabilized. The equity markets also rebounded nicely, which had a positive impact on our variable annuity business.

We continued to experience pressure on investment income, including margin compression in our fixed annuity business, due primarily to persistently low reinvestment rates. While crediting rates have been reduced to the minimum contractual guarantees in most instances, this reduction was not enough to offset the investment income decline. However, we do expect investment income to grow at a modest pace in 2004, driven by growth in assets.

New business growth, agent productivity trends positive

After a weak start to the year, we enjoyed a modest sales increase in the second quarter and accelerated growth in the third and fourth quarters to finish the year with a 15 percent increase in new business.

While all core lines recorded healthy increases, annuities generated over three-quarters of the growth. Career agent annuity sales increased modestly, and production from our new independent agent initiative more than tripled compared to 2002.

We broadened our financial services offerings with the introduction of a universal life insurance product issued by Jefferson Pilot Financial as well as mutual funds and 529 college savings plans offered by American Funds. Jefferson Pilot is one of the market leaders in the sale of fixed universal life insurance. American Funds is one of the largest mutual fund families and has been consistently ranked as one of the top mutual fund companies. These partner products enhance our ability to deliver on our Value Proposition.

Our new business growth was accomplished with agents having less than two years' experience comprising a larger portion of the agent force than in 2002. And although the agent count was down at December 31 compared to the prior year-end, the average number of agents over the 12 months was 4 percent higher in 2003. Average agent productivity increased slightly in 2003 following significant gains in both 2001 and 2002.

Target market trends improve

We continue to make steady progress in attracting and retaining our target market clients. Educators comprised 68 percent of the 2003 new auto business, up from 50 percent three years earlier. That increase is being driven by several factors, including competitive pricing in the educator market and compensation that rewards our agents for serving their target market. We will maintain our focus on increasing the number of new educator customers while selling additional products and services to our existing base of teachers, administrators and support staff.

High Priority Markets, Solutions helping to accelerate opportunities

We have sharpened our focus on High Priority Markets, where we have identified 13 strategic locations to explore and pursue opportunities to deliver significant revenue growth in our core educator market. The potential to outperform benchmarks across the board in these territories — in new business, productivity, educator households, cross selling, persistency, profitability and retention — is significant. Our High Priority Market initiative will create a template for realizing consumer franchise value in other locations in conjunction with our new Solutions sales system.

Solutions is an end-to-end selling system that incorporates sales materials, presentations and scripts, and enables agents to gather relevant customer information and help assess client needs. It will enable our agents to have a consistent sales and customer contact process. Successful implementation of Solutions in 2004 — which agents viewed favorably in a pilot in late 2003 — is expected to further increase new business production in all lines.

[illegible]rvice

Our commitment to providing our clients with the customer service they desire remains steadfast and resolute as we continue to enhance service operations.

Our major accomplishments in 2003 included development of a Web-enabled Customer Care Center, a Client Quality Assurance program that evaluates our representatives on incoming call handling, and a successful launch of property and casualty regional call center pilots.

We implemented the initial stages of a client document management system as the first step in creating a paper-free work environment, improved client/agent satisfaction and expanded methods for clients to pay their premium. And, taking another step toward improving customer satisfaction, quality control and operational efficiency, we teamed with DST Output to redesign and deliver our customer communications.

2004 priorities to bolster franchise value

For the team at Horace Mann, 2004 is all about focus, execution and delivery. We are focused on the execution of the critical initiatives that will deliver the greatest impact on bottom line results and shareholder value.

We plan to continue our aggressive rate and underwriting actions to improve property and casualty profit margins. The benefits of our claims restructuring — and the associated technological advances — are also expected to have a positive impact on the bottom line. We will continue to focus on growing our educator business while increasing the level of service and advice we provide our target market, addressing their needs through a broad portfolio of Horace Mann and partner products.

Transitioning to a stronger Horace Mann

Our investors and other stakeholders can feel secure in knowing that we continue a strict adherence to high standards of corporate governance. We are committed to, and take very seriously, our responsibilities to comply with the provisions of Sarbanes-Oxley.

We are confident that although the transition we are experiencing is clearly not without its challenges, the initiatives being implemented will accelerate delivery of our Value Proposition and move us in the right direction to enable shareholders, clients and employees to realize the full value of Horace Mann's franchise.

Sincerely,

Joseph J. Melone
Chairman of
the Board of Directors

Louis G. Lower II
President &
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-10890

HORACE MANN EDUCATORS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	37-0911756 (I.R.S. Employer Identification No.)

1 Horace Mann Plaza, Springfield, Illinois 62715-0001
(Address of principal executive offices, including Zip Code)

Registrant's Telephone Number, Including Area Code: 217-789-2500

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b - 2 of the Act). Yes X No __

The aggregate market values of the voting Common Stock held by non-affiliates of the registrant based on the closing prices of the Company's Common Stock on the New York Stock Exchange and the shares outstanding on June 30, 2003 and February 27, 2004 were $689.1 million and $646.8 million, respectively.

As of February 27, 2004, 42,722,701 shares of Common Stock, par value $0.001 per share, were outstanding, net of 17,503,371 shares of treasury stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders are incorporated by reference into Part II Item 5 and Part III Items 10, 11, 12, 13 and 14 of Form 10-K as specified in those Items.

HORACE MANN EDUCATORS CORPORATION
FORM 10-K
YEAR ENDED DECEMBER 31, 2003

INDEX

PART I

ITEM 1. Business

Forward-looking Information

It is important to note that the Company's actual results could differ materially from those projected in forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview and Available Information

Horace Mann Educators Corporation ("HMEC"; and together with its subsidiaries, the "Company" or "Horace Mann") is an insurance holding company incorporated in Delaware. Through its subsidiaries, HMEC markets and underwrites personal lines of property and casualty and life insurance and retirement annuities in the United States of America ("U.S."). HMEC's principal insurance subsidiaries are Horace Mann Insurance Company ("HMIC"), Teachers Insurance Company ("TIC") and Horace Mann Life Insurance Company ("HMLIC"), each of which is an Illinois corporation; Horace Mann Property & Casualty Insurance Company ("HMPCIC"), a California domiciled company; and Horace Mann Lloyds ("HM Lloyds"), domiciled in Texas.

The Company markets its products primarily to educators and other employees of public schools and their families. The Company's one million customers typically have moderate annual incomes, with many belonging to two-income households. Their financial planning tends to focus on retirement, security, savings and primary insurance needs. Management believes that Horace Mann is the largest national multiline insurance company focused on the nation's educators as its primary market.

The Company markets and services its products primarily through an exclusive sales force of full-time agents employed by the Company and trained to sell multiline products. The Company's agents sell Horace Mann's products and limited additional third-party vendor products authorized by the Company. Many of the Company's agents are former educators or individuals with close ties to the educational community who utilize their contacts within, and knowledge of, the target market. Compensation for agents includes an incentive element based upon the profitability of the business they write. This employee agent sales force is supplemented by an independent agent distribution channel for the Company's annuity products.

The Company's insurance premiums written and contract deposits for the year ended December 31, 2003 were $955.5 million and net income was $19.0 million. The Company's total assets were $5.0 billion at December 31, 2003. The property and casualty segment, whose primary products are private passenger automobile and homeowners insurance, accounted for 57% of the Company's insurance premiums written and contract deposits for the year ended December 31, 2003; the annuity and life insurance segments together accounted for 43% of insurance premiums written and contract deposits for the year ended December 31, 2003 (31% and 12%, respectively).

The Company is one of the largest participants in the 403(b) tax-qualified annuity market, measured by 403(b) net written premium on a statutory accounting basis. The Company's 403(b) tax-qualified annuities are annuities purchased voluntarily by individuals employed by public school systems or other tax-exempt organizations. The Company has approved 403(b) payroll reduction capabilities in approximately one-third of the 15,000 public school districts in the U.S.

The Company's investment portfolio had an aggregate fair value of $3.4 billion at December 31, 2003. Investments consist principally of investment grade, publicly traded fixed income securities.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge through the Company's Internet website, www.horacemann.com, as soon as practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). The EDGAR filings of such reports are also available at the SEC's website, www.sec.gov.

History

The Company's business was founded in Springfield, Illinois, in 1945 by two Illinois school teachers to sell automobile insurance to other teachers within the State of Illinois. The Company expanded its business to other states and broadened its product line to include life insurance in 1949, 403(b) tax-qualified retirement annuities in 1961 and homeowners insurance in 1965. In November 1991, HMEC completed an initial public offering of its common stock (the "IPO"). The common stock is traded on the New York Stock Exchange under the symbol "HMN."

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following statement of operations and balance sheet data have been derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the years in the five year period ended December 31, 2003 have been audited by KPMG LLP. The following selected historical consolidated financial data should be read in conjunction with the consolidated financial statements of HMEC and its subsidiaries and Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Statement of Operations Data:	(Dollars in millions, except per share data)				
Insurance premiums written and contract deposits	$ 955.5	$ 899.3	$ 875.6	$ 821.7	$ 821.2
Insurance premiums and contract charges earned	643.5	625.2	615.2	598.7	595.1
Net investment income	184.7	196.0	199.3	192.4	188.3
Realized investment gains (losses)	25.5	(49.4)	(10.0)	(9.9)	(8.0)
Total revenues	853.7	771.8	804.5	781.2	775.4
Amortization of intangible assets (1)	5.0	5.7	5.8	8.8	0.2
Interest expense	6.3	8.5	9.3	10.2	9.7
Income before income taxes	19.2	7.7	28.3	9.7	93.4
Net income (2)	19.0	11.3	25.6	20.8	44.5
Ratio of earnings to fixed charges (3)	4.0x	1.9x	4.0x	2.0x	10.6x
Per Share Data (4):					
Net income:					
Basic	$ 0.44	$ 0.28	$ 0.63	$ 0.51	$ 1.08
Diluted	$ 0.44	$ 0.28	$ 0.63	$ 0.51	$ 1.07
Shares of Common Stock - weighted average:					
Basic	42.7	40.9	40.6	40.8	41.2
Diluted	42.9	41.2	40.9	41.0	41.7
Shares of Common Stock - ending outstanding	42.7	42.7	40.7	40.5	41.0
Cash dividends	$ 0.42	$ 0.42	$ 0.42	$ 0.42	$0.3825
Book value per share (5)	$ 12.42	$ 12.39	$ 11.27	$ 10.56	$ 9.75
Balance Sheet Data, at Year End:					
Total investments	$3,385.7	$3,130.6	$2,975.7	$2,912.3	$2,630.2
Total assets	4,973.0	4,512.3	4,489.0	4,420.6	4,253.8
Total policy liabilities	2,824.2	2,626.8	2,475.6	2,362.3	2,341.3
Short-term debt	25.0	-	53.0	49.0	49.0
Long-term debt	144.7	144.7	99.8	99.7	99.7
Total shareholders' equity	530.5	528.8	459.2	428.0	400.1
Segment Information (6):					
Insurance premiums written and contract deposits					
Property and casualty	$ 546.5	$ 524.9	$ 519.3	$ 493.5	$ 495.1
Annuity	296.6	261.5	239.1	206.4	205.7
Life	112.4	112.9	117.2	121.8	120.4
Total	955.5	899.3	875.6	821.7	821.2
Net income					
Property and casualty	$ (17.8)	$ 19.9	$ 5.2	$ 8.9	$ 39.5
Annuity	14.4	17.0	20.6	19.3	27.3
Life	13.4	18.9	18.7	12.9	14.6
Corporate and other (2) (7)	9.0	(44.5)	(18.9)	(20.3)	(36.9)
Total	19.0	11.3	25.6	20.8	44.5

(1) Amortization of intangible assets is comprised of amortization of goodwill and amortization of acquired value of insurance in force and is the result of purchase accounting adjustments related to the 1989 acquisition of the Company and the 1994 acquisition of HMPCIC. Effective January 1, 2002, the Company adopted Financial Accounting Standard ("FAS") No. 142, "Goodwill and Other Intangible Assets." Under FAS No. 142, goodwill amortization ceases and the goodwill is annually tested for impairment. Goodwill amortization was $1.6 million in each of the years ended December 31, 2001, 2000 and 1999.

(2) 1999 includes a charge of $20.0 million to record an additional federal income tax provision representing the Company's maximum exposure for disputed prior years' taxes (for tax years 1994 through 1997). 2000 includes a benefit of $8.7 million from resolution of tax years 1994 through 1996. 2001 includes a benefit of $1.3 million from resolution of tax year 1997.

(3) For the purpose of determining the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and interest expense (including amortization of debt issuance cost), and "fixed charges" consist of interest expense (including amortization of debt issuance cost).

(4) Basic earnings per share is computed based on the weighted average number of shares outstanding. Diluted earnings per share is computed based on the weighted average number of shares and common stock equivalents outstanding. The Company's common stock equivalents relate to outstanding common stock options, Director Stock Plan units and Employee Stock Plan units and warrants prior to their repurchase in 1999.

(5) Due to the adoption by the Company on January 1, 1994 of FAS No. 115, total shareholders' equity included an increase, net of taxes, of $81.6 million, $80.6 million and $26.3 million at December 31, 2003, 2002 and 2001 and a decrease, net of taxes, of $4.0 million and $40.0 million at December 31, 2000 and 1999, respectively. Excluding the FAS 115 fair value accounting for investments, book value per share was $10.51, $10.50, $10.62, $10.66 and $10.73 at December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(6) Information regarding assets by segment at December 31, 2003, 2002 and 2001 is contained in the Company's Notes to Financial Statements listed on page F-1 of this report.

(7) The corporate and other segment primarily includes interest expense on debt and the impact of realized investment gains and losses, restructuring charges, debt retirement costs, litigation charges, provision for prior years' taxes and certain public company expenses.

The Horace Mann Value Proposition

The Horace Mann Value Proposition articulates the Company's overarching strategy and business purpose: Provide lifelong financial well-being for educators and their families through personalized service, advice, and a full range of tailored insurance and financial products.

Target Market

Management believes that Horace Mann is the largest national multiline insurance company focused on the nation's educators as its primary market. The Company's target market consists of educators and other employees of public schools and their families located throughout the U.S. The U.S. Department of Education estimates that there are approximately 3.5 million elementary and secondary teachers in public and private schools in the U.S. The Company also markets its products to other education-related customers, including school administrators, education support personnel, private school teachers, community college personnel, and customer referrals.

Exclusive Agency Force

A cornerstone of the Company's marketing strategy is its exclusive sales force of full-time employee agents trained to sell multiline products. As of December 31, 2003, the Company employed 888 full-time agents, approximately 70% of which are licensed by the NASD to sell variable annuities. Many of the Company's agents were previously teachers, other members of the education profession or persons with close ties to the educational community. The Company's agents are under contract to market only the Company's products and limited additional third-party vendor products authorized by the Company. Collectively, the Company's principal insurance subsidiaries are licensed to write business in 49 states and the District of Columbia.

Broadening Distribution Options

Management has begun to broaden the Company's distribution options to complement and extend the reach of the Company's agency force. This initiative initially focuses on more fully utilizing its approved payroll deduction slots in school systems across the country which are assigned to Horace Mann. In 2001, the Company began building a network of independent agents who will comprise a second distribution channel for the Company's 403(b) tax-qualified annuity products. In addition to serving educators in areas where the Company does not have agents, the independent agents will complement and extend the annuity capabilities of the Company's agents in under-penetrated areas.

As an example of the potential for this initiative, in January 2002 the Company announced that it had been selected as one of four providers of fixed and variable annuity options to Chicago, Illinois public school employees. The Chicago Public Schools is the third-largest school district in the U.S. Beginning in April 2002, the Company is partnering with an independent broker/dealer, which has been providing retirement planning services to Chicago Public School employees for more than two decades, to pursue this opportunity to bolster growth in its annuity business. At December 31, 2003, there were 465 independent agents approved to market the Company's annuity products throughout the U.S. During 2003, collected contract deposits from this distribution channel were approximately $42 million.

Geographic Composition of Business

The Company's business is geographically diversified. For the year ended December 31, 2003, based on direct insurance premiums earned and contract deposits for all product lines, the top five states and their portion of total premiums were North Carolina, 7.8%; Illinois, 5.9%; Florida, 5.7%; Minnesota, 5.4%; and California, 5.2%.

HMEC's property and casualty subsidiaries write business in 48 states and the District of Columbia. The following table sets forth the Company's top ten property and casualty states based on total direct premiums in 2003:

Property and Casualty Segment Top Ten States
(Dollars in millions)

	Property and Casualty Segment	
State	**Direct Premiums (1)**	**Percent of Total**
North Carolina	$ 43.4	8.0%
California	42.2	7.7
Florida	39.8	7.3
Minnesota	39.3	7.2
Texas	26.5	4.9
Pennsylvania	23.9	4.4
Michigan	23.8	4.4
South Carolina	22.1	4.1
Louisiana	22.0	4.0
Maine	17.2	3.2
Total of top ten states	300.2	55.2
All other areas	243.8	44.8
Total direct premiums	$544.0	100.0%

(1) Defined as earned premiums before reinsurance and is determined under statutory accounting principles.

HMEC's principal life insurance subsidiary writes business in 48 states and the District of Columbia. The following table sets forth the Company's top ten combined life and annuity states based on total direct premiums and contract deposits in 2003:

Combined Life and Annuity Segments Top Ten States
(Dollars in millions)

State	**Direct Premiums and Contract Deposits (1)**	**Percent of Total**
Illinois	$ 42.2	10.1%
North Carolina	31.4	7.5
Indiana	23.0	5.5
Virginia	22.8	5.5
Texas	21.9	5.2
Tennessee	19.3	4.6
Pennsylvania	16.5	4.0
Florida	14.6	3.5
South Carolina	14.4	3.4
Louisiana	13.9	3.3
Total of top ten states	220.0	52.6
All other areas	198.5	47.4
Total direct premiums	$418.5	100.0%

(1) Determined under statutory accounting principles.

National, State and Local Education Associations

The Company has had a long relationship with the National Education Association ("NEA"), the nation's largest confederation of state and local teachers' associations, and many of the state and local education associations affiliated with the NEA. The NEA has approximately 2.7 million members. The Company maintains a special advisory board, primarily composed of leaders of state education associations, that meets with Company management on a regular basis. The NEA and its affiliated state and local associations sponsor various insurance products and services of the Company and its competitors.

From 1984 to September 1993 and beginning again in September 1996, the NEA purchased from the Company educator excess professional liability insurance for all of its members. The NEA has entered into a contract to purchase this insurance from the Company through August 2007. Premium from this product represents less than 1% of all insurance premiums written and contract deposits of the Company.

Property and Casualty Segment

The property and casualty segment represented 57% of the Company's total insurance premiums written and contract deposits.

The primary property and casualty product offered by the Company is private passenger automobile insurance, which in 2003 represented 41% of the Company's total insurance premiums written and contract deposits and 73% of property and casualty net written premiums. As of December 31, 2003, the Company had approximately 571,000 voluntary automobile policies in force with annual premiums of approximately $393 million. The Company's automobile business is primarily preferred risk, defined as a household whose drivers have had no recent accidents and no more than one recent moving violation. The Company has instituted a program in a majority of states to provide non-preferred risk automobile coverage to the educator market, with a third-party vendor underwriting such insurance and the Company receiving a commission on its sale.

In 2003, homeowners insurance represented 16% of the Company's total insurance premiums written and contract deposits and 27% of property and casualty net written premiums. The Company insures primarily residential homes. As of December 31, 2003, the Company had approximately 279,000 homeowners policies in force with annual premiums of approximately $141 million. As expected, the number of homeowners policies in force decreased in 2003, reflecting initiatives to improve profitability in this product line.

Educator excess professional liability insurance represented less than 1% of the Company's 2003 property and casualty premiums. See "Business -- Corporate Strategy and Marketing -- National, State and Local Education Associations."

Selected Historical Financial Information For Property and Casualty Segment

The following table sets forth certain financial information with respect to the property and casualty segment for the periods indicated.

Property and Casualty Segment
Selected Historical Financial Information
(Dollars in millions)

	Year Ended December 31,		
	2003	2002	2001
Statement of Operations Data:			
Insurance premiums written (1)	$546.5	$524.9	$519.3
Insurance premiums earned (1)	533.8	519.6	508.3
Net investment income	31.9	35.2	37.7
Income (loss) before income taxes	(35.2)	23.8	1.9
Net income (loss)	(17.8)	19.9	5.2
Catastrophe costs, pretax	33.2	11.9	11.2
GAAP Operating Statistics:			
Loss and loss adjustment expense ratio	88.6%	78.9%	85.2%
Expense ratio	23.7%	23.0%	21.6%
Combined loss and expense ratio (including policyholder dividends)	112.3%	101.9%	106.8%
Combined loss and expense ratio before catastrophes (including policyholder dividends)	106.1%	99.6%	104.6%
Automobile and Homeowners (Voluntary):			
Insurance premiums written (1)	$549.2	$513.2	$496.6
Insurance premiums earned (1)	534.8	504.3	485.5
Policies in force (in thousands) (1)	850	857	888

(1) Effective December 31, 2001, Horace Mann ceased writing automobile insurance policies in Massachusetts. As policies in force on that date expired during the 12 months ended December 31, 2002, the following reductions were recognized in comparison to the year ended December 31, 2001: -$25.5 million insurance premiums written; -$10.8 million insurance premiums earned; -$18.9 million voluntary automobile insurance premiums written; -$8.4 million voluntary automobile insurance premiums earned; and -23 thousand voluntary automobile policies in force. For the year ended December 31, 2002, the following amounts were included in the Company's results and were reduced to zero in 2003: $1.2 million insurance premiums written; $9.9 million voluntary automobile premiums earned; $15.6 million insurance premiums earned.

Catastrophe Costs

The level of catastrophe costs can fluctuate significantly from year to year. Catastrophe costs before federal income tax benefits for the Company and the property and casualty industry for the ten years ended December 31, 2003 were as follows:

Catastrophe Costs
(Dollars in millions)

	The Company (1)	Property and Casualty Industry (2)
Year Ended December 31,		
2003	$33.2	$12,800.0
2002	11.9	5,900.0
2001	11.2	28,100.0
2000	16.2	4,600.0
1999	19.6	8,300.0
1998	28.4	10,000.0
1997	6.2	2,600.0
1996	20.9	7,300.0
1995	13.9	8,300.0
1994	16.2	17,000.0

(1) Net of reinsurance and before federal income tax benefits. Includes allocated loss adjustment expenses and reinsurance reinstatement premiums. The Company's individually significant catastrophe losses net of reinsurance were as follows:
- 2003 - $12.0 million, California wildfires; $9.6 million, May hail, tornadoes and wind; $5.0 million, Hurricane Isabel; $2.7 million early April winter storms.
- 2002 - $4.2 million, Hurricane Lili; $1.7 million, April Eastern states hail, tornadoes, wind and heavy rain; $1.2 million, Eastern states winter storms.
- 2001 - $3.7 million, June Midwest wind/hail/tornadoes; $2.3 million April tornadoes; $2.2 million Tropical Storm Allison.
- 2000 - $5.0 million, May tornadoes; $2.7 million December winter storms.
- 1999 - $5.4 million, Hurricane Floyd; $3.1 million, May tornadoes primarily in Oklahoma.
- 1998 - $7.9 million, May Minnesota hailstorm; $2.9 million, May Upper Midwest hailstorm; $2.0 million, June Midwest wind/hail; $1.6 million, Hurricane Georges.
- 1997 - $1.4 million, July wind/hail/tornadoes; $1.1 million, Denver, Colorado hailstorm.
- 1996 - $8.2 million, Hurricane Fran.
- 1995 - $2.9 million, Texas wind/hail/tornadoes; $2.2 million Hurricane Opal.
- 1994 - $6.0 million, Northridge, California earthquake.

(2) Source: Insurance Services Office, Inc. news release dated January 14, 2004. These amounts are net of reinsurance, before federal income tax benefits, and exclude all loss adjustment expenses.

Fluctuations from year to year in the level of catastrophe losses impact a property and casualty insurance company's loss and loss adjustment expenses incurred and paid. For comparison purposes, the following table provides amounts for the Company excluding catastrophe losses:

Impact of Catastrophe Losses (1)
(Dollars in millions)

	Year Ended December 31,		
	2003	2002	2001
Claims and claim expense incurred (2)	$472.9	$411.7	$433.3
Amount attributable to catastrophes	33.2	11.9	11.2
Excluding catastrophes (2)	$439.7	$399.8	$422.1
Claims and claim expense payments	$424.6	$411.1	$411.1
Amount attributable to catastrophes	21.4	10.6	14.2
Excluding catastrophes	$403.2	$400.5	$396.9

(1) Net of reinsurance and before federal income tax benefits. Includes allocated loss adjustment expenses.
(2) Includes the impact of adverse development of prior years' reserves as quantified in "Property and Casualty Reserves".

Property and Casualty Reserves

At December 31, 2003, all of the Company's net reserves for unpaid claims and claim expenses were carried at the full value of estimated liabilities and were not discounted for interest expected to be earned on reserves. Due to the nature of the Company's personal lines business, the Company has no exposure to claims for toxic waste cleanup, other environmental remediation or asbestos-related illnesses other than claims under homeowners insurance policies for environmentally related items such as toxic mold.

The following table is a summary reconciliation of the beginning and ending property and casualty insurance claims and claim expense reserves, displayed individually for each of the last three years. The table presents reserves on a net (after reinsurance) basis. The total net property and casualty insurance claims and claim expense amounts are reflected in the Consolidated Statements of Operations listed on page F-1 of this report. The end of the year gross reserve (before reinsurance) balances are reflected in the Consolidated Balance Sheets also listed on page F-1 of this report.

Reconciliation of Property and Casualty Claims and Claim Expense Reserves
(Dollars In millions)

	Year Ended December 31,		
	2003	2002	2001
Gross reserves, beginning of year	$317.3	$306.1	$298.9
Less reinsurance recoverables	44.7	34.1	49.1
Net reserves, beginning of year	272.6	272.0	249.8
Incurred claims and claim expenses:			
Claims occurring in the current year	416.5	387.7	416.8
Increase (decrease) in estimated reserves for claims occurring in prior years (1):			
Policies written by the Company (2)	58.3	22.3	14.5
Business assumed from state reinsurance facilities	(1.9)	1.7	2.0
Total increase	56.4	24.0	16.5
Total claims and claim expenses incurred (2) (3)	472.9	411.7	433.3
Claims and claim expense payments for claims occurring during:			
Current year	240.0	244.3	255.9
Prior years	184.6	166.8	155.2
Total claims and claim expense payments	424.6	411.1	411.1
Net reserves, end of period	320.9	272.6	272.0
Plus reinsurance recoverables	20.6	44.7	34.1
Gross reserves, end of period (4)	$341.5	$317.3	$306.1

(1) Shows the amounts by which the Company increased its reserves in each of the periods indicated for claims occurring in previous periods to reflect subsequent information on such claims and changes in their projected final settlement costs. For discussion of the reserve strengthening recorded by the Company in 2002, 2001 and 2000 see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations for the Three Years Ended December 31, 2003 -- Benefits, Claims and Settlement Expenses" listed on page F-1 of this report.

(2) For the year ended December 31, 2002, these amounts included a $1.6 million statutory accounting charge for class action litigation which was separately reported as Litigation Charges in the Company's Consolidated Statements of Operations.

(3) Benefits, claims and settlement expenses as reported in the Consolidated Statements of Operations, listed on page F-1 of this report, also include life, annuity, group accident and health and corporate amounts of $46.1 million, $40.7 million and $42.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, in addition to the property and casualty amounts.

(4) Unpaid claims and claim expenses as reported in the Consolidated Balance Sheets, listed on page F-1 of this report, also include life, annuity, and group accident and health reserves of $9.0 million, $9.3 million and $8.2 million at December 31, 2003, 2002 and 2001, respectively, in addition to property and casualty reserves.

The claim reserve development table below illustrates the change over time of the net reserves established for property and casualty insurance claims and claim expenses at the end of various calendar years. The first section shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to that reserve liability. The third section, reading down, shows retroactive reestimates of the original recorded reserve as of the end of each successive year which is the result of the Company's learning additional facts that pertain to the unsettled claims. The fourth section compares the latest reestimated reserve to the reserve originally established, and indicates whether or not the original reserve was adequate or inadequate to cover the estimated costs of unsettled claims. The table also presents the gross reestimated liability as of the end of the latest reestimation period, with separate disclosure of the related reestimated reinsurance recoverable. The claim reserve development table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years.

In evaluating the information in the table below, it should be noted that each amount includes the effects of all changes in amounts of prior periods. For example, if a claim determined in 2002 to be $150 thousand was first reserved in 1993 at $100 thousand, the $50 thousand deficiency (actual claim minus original estimate) would be included in the cumulative deficiency in each of the years 1993 - 2001 shown below. This table presents development data by calendar year and does not relate the data to the year in which the accident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future. It may not be appropriate to use this cumulative history in the projection of future performance.

Property and Casualty
Claims and Claims Expense Reserve Development
(Dollars in millions)

	December 31,										
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Gross reserves for property and casualty claims and claim expenses	$373.5	$389.1	$369.7	$340.4	$310.6	$298.9	$299.8	$298.9	$306.1	$317.3	$341.5
Deduct: Reinsurance recoverables	21.6	19.5	23.8	34.1	41.3	55.9	64.4	49.1	34.1	44.7	20.6
Net reserves for property and casualty claims and claim expenses	351.9	369.6	345.9	306.3	269.3	243.0	235.4	249.8	272.0	272.6	320.9
Increase in reserves due to purchase of HMPCIC:											
Gross reserves for property and casualty claims and claim expenses	30.6	-	-	-	-	-	-	-	-	-	
Deduct: Reinsurance recoverables	0.6	-	-	-	-	-	-	-	-	-	
Net reserves for property and casualty claims and claim expenses	30.0	-	-	-	-	-	-	-	-	-	
Paid cumulative as of:											
One year later	133.4	140.8	139.3	148.6	142.0	142.5	155.6	155.2	166.8	184.7	
Two years later	190.5	194.5	195.3	202.1	191.4	203.2	212.7	220.1	245.7		
Three years later	218.4	224.2	223.0	225.1	223.0	233.0	248.0	262.2			
Four years later	234.1	237.9	233.8	240.2	236.7	251.2	269.8				
Five years later	241.0	243.1	241.4	245.0	246.5	262.5					
Six years later	243.7	247.1	242.8	250.5	252.9						
Seven years later	246.1	247.5	246.8	254.6							
Eight years later	246.2	250.4	249.2								
Nine years later	248.1	252.0									
Ten years later	249.9										
Reserves reestimated as of:											
End of year	381.9	369.6	345.9	306.3	269.3	243.0	235.4	249.8	272.0	272.6	320.9
One year later	327.6	314.0	283.4	261.2	244.4	238.4	258.1	266.3	296.0	329.0	
Two years later	281.9	269.2	249.6	250.2	239.3	261.2	276.9	287.3	325.1		
Three years later	258.1	251.4	245.8	247.8	254.9	268.7	284.6	303.8			
Four years later	249.3	248.9	243.8	257.1	257.0	271.3	295.5				
Five years later	229.7	247.4	250.9	256.4	258.7	278.0					
Six years later	246.6	252.9	250.1	258.8	262.7						
Seven years later	250.2	252.6	252.2	261.2							
Eight years later	250.2	255.0	254.3								
Nine years later	252.1	256.7									
Ten years later	254.4										
Reserve redundancy (deficiency) – initial net reserves in excess of (less than) reestimated reserves:											
Amount (1)	$127.5	$112.9	$ 91.6	$ 45.1	$ 6.6	$ (35.0)	$ (60.1)	$ (54.0)	$ (53.1)	$ (56.4)	
Percent	33.4%	30.5%	26.5%	14.7%	2.5%	-14.4%	-25.5%	-21.6%	-19.5%	-20.7%	
Gross reestimated liability - latest	$283.5	$287.4	$279.8	$291.3	$291.9	$313.4	$329.3	$337.6	$360.6	$370.1	
Reestimated reinsurance recoverables - latest	29.1	30.7	25.5	30.1	29.2	35.4	33.8	33.8	35.5	41.1	
Net reestimated liability - latest	$254.4	$256.7	$254.3	$261.2	$262.7	$278.0	$295.5	$303.8	$325.1	$329.0	
Gross cumulative excess (deficiency) (1)	$120.6	$101.7	$ 89.9	$ 49.1	$ 18.7	$ (14.5)	$ (29.5)	$ (38.7)	$ (54.5)	$ (52.8)	

(1) For discussion of the reserve development, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations for the Three Years Ended December 31, 2003 -- Benefits, Claims and Settlement Expenses".

Property and Casualty Reinsurance

All reinsurance is obtained through contracts which generally are renewed each calendar year; however, the 2003 catastrophe reinsurance program was comprised of two contracts, a three-year contract with rate guarantees effective January 1, 2001 and a one-year contract effective January 1, 2003. Although reinsurance does not legally discharge the Company from primary liability for the full amount of its policies, it does make the assuming reinsurer liable to the extent of the reinsurance ceded. Historically, the Company's losses from uncollectible reinsurance recoverables have been insignificant due to the Company's emphasis on the credit worthiness of its reinsurers. Past due reinsurance recoverables as of December 31, 2003 were insignificant.

The Company maintains an excess and catastrophe treaty reinsurance program. The Company reinsured 95% of catastrophe losses above a retention of $8.5 million per occurrence up to $80 million per occurrence through December 31, 2003. Effective January 1, 2004, the retention on this coverage increased to $10.0 million. In addition, the Company's predominant insurance subsidiary for property and casualty business written in Florida reinsures 90% of hurricane losses in that state above a retention of $14.5 million up to $50.9 million with the Florida Hurricane Catastrophe Fund, based on the Fund's financial resources. These catastrophe reinsurance programs are augmented by a $75 million equity put and reinsurance agreement.

Effective May 7, 2002, the Company entered into an equity put and reinsurance agreement with a subsidiary of Swiss Reinsurance Company. The Swiss Re Group is rated "A+ (Superior)" by A.M. Best. Under the 36-month agreement, which is renewable annually at the option of the Company, the equity put coverage of $75 million provides a source of capital for up to $115 million of pretax catastrophe losses above the reinsurance coverage limit. The Company also has the option, in place of the equity put, to require a Swiss Re Group member to issue a 10% quota share reinsurance coverage of all of the Company's property and casualty book of business. Annual fees related to this equity put option, which are charged directly to additional paid-in capital, are 145 basis points for the May 7, 2002 through May 7, 2004 period increasing to 150 basis points for the May 7, 2004 through May 7, 2005 period. The agreement contains certain conditions to Horace Mann's exercise of the equity put option including: (1) the Company's shareholders' equity, adjusted to exclude goodwill, can not be less than $215 million after recording the first triggering event; (2) the Company's debt as a percentage of total capital can not be more than 47.5% prior to recording the triggering event; and (3) the Company's S&P financial strength rating can not be below "BBB" prior to a triggering event. The Company's S&P financial strength rating was "A" at December 31, 2003.

For liability coverages, including the educator excess professional liability policy, the Company reinsures each loss above a retention of $500,000 up to $20 million. Through December 31, 2003, the Company also reinsured each property loss above a retention of $250,000 up to $2.5 million, including catastrophe losses that in the aggregate are less than the retention levels above. Effective January 1, 2004, the retention on the property loss coverage increased to $500,000.

The following table identifies the Company's most significant reinsurers under the traditional catastrophe reinsurance program, their percentage participation in the Company's aggregate reinsured catastrophe coverage and their rating by A.M. Best and Standard & Poor's Corporation ("S&P" or "Standard & Poor's") as of January 1, 2004. No other single reinsurer's percentage participation in 2004 or 2003 exceeds 5%.

Property Catastrophe Reinsurance Participants In Excess of 5%

A.M. Best Rating	S&P Rating	Reinsurer	Parent	Participation 2004	Participation 2003
A+	A+	IPCRe, Ltd.	IPC Holdings, Ltd.	17%	5%
A	AA-	*Mapfre Reinsurance Corporation*	*Sistema MAPFRE*	12%	8%
A-	A	Lloyd's of London Syndicates		12%	*
A	A-	Montpelier Reinsurance Ltd.	Montpelier Re Holdings, Ltd.	9%	11%
A-	AA-	AXA Reinsurance Company	AXA Group	7%	14%
A++	AA	Transatlantic Reinsurance Company	American International Group, Inc.	7%	*
A	A	Axis Specialty Limited	Axis Capital Holdings, Inc.	6%	0%
A+	NR	Allied World Assurance Company, Ltd.	Allied World Assurance Holdings, Ltd.	5%	5%
A+	A	Erie Insurance Exchange		0%	15%
A	A+	St. Paul Fire and Marine Insurance Company	The St. Paul Companies, Inc.	0%	6%

NR Not rated.
* Less than 5%.

For 2004, property catastrophe reinsurers representing 100% of the Company's aggregate reinsured catastrophe coverage were rated either "A- (Excellent)" or above by A.M. Best or "A" or above by S&P.

Annuity Segment

Educators in the Company's target market benefit from the provisions of Section 403(b) of the Internal Revenue Code. This section of the Code allows public school employees and employees of other tax-exempt organizations, such as not-for-profit private schools, to reduce their pretax income by making periodic contributions to an individual qualified retirement plan. The Company is one of the largest participants in the 403(b) tax-qualified annuity market, measured by 403(b) net written premium on a statutory accounting basis. The Company has approved 403(b) payroll reduction capabilities in approximately one-third of the 15,000 public school districts in the U.S. Approximately 60% of the Company's new annuity contract deposits in 2003 were for 403(b) tax-qualified annuities; approximately 75% of accumulated annuity value on deposit is 403(b) tax-qualified. In 2003, annuities represented 31% of the Company's total insurance premiums written and contract deposits.

The Company markets tax-qualified annuities primarily under a contract which allows the contractholder to allocate funds to both fixed and variable alternatives. The features of the Company's annuity contract contribute to business retention. Under the fixed account option, both the principal and a rate of return are guaranteed. Contractholders can change at any time their allocation of deposits between the guaranteed interest rate fixed account and available variable investment options.

The Company's 40 variable account options include funds managed by some of the best-known names in the mutual fund industry, such as Fidelity, Strong, J.P. Morgan, Wilshire, T. Rowe Price, Putnam, Neuberger Berman, Alliance Capital, Ranier, Davis, Credit Suisse, BlackRock, Berger, Templeton and Ariel, offering the Company's customers multiple investment options, regardless of their personal investment objectives and risk tolerance. Total accumulated fixed and variable annuity cash value on deposit at December 31, 2003 was $2.8 billion.

In 2003, to assist agents in delivering the Value Proposition, the Company entered into a third-party vendor agreement with American Funds Distributors, Inc. to market their retail mutual funds. In addition to retail mutual funds accounts, the Company's agents can also offer a 529 college savings program and Coverdell Education Savings Accounts through this marketing alliance.

Selected Historical Financial Information For Annuity Segment

The following table sets forth certain information with respect to the Company's annuity products for the periods indicated.

Annuity Segment
Selected Historical Financial Information
(Dollars in millions, unless otherwise indicated)

	Year Ended December 31,		
	2003	2002	2001
Statement of Operations Data:			
Contract deposits:			
Variable	$ 115.3	$ 120.3	$ 122.1
Fixed	181.3	141.2	117.0
Total	296.6	261.5	239.1
Contract charges earned	14.6	14.2	14.9
Net investment income	104.4	107.7	107.7
Net interest margin (without realized gains)	33.1	39.3	39.8
Net margin (includes fees and contract charges earned)	49.6	55.5	57.0
Income before income taxes	19.8	23.2	30.7
Net income	14.4	17.0	20.6
Operating Statistics:			
Fixed:			
Accumulated value	$ 1,650.6	$ 1,506.0	$1,393.7
Accumulated value persistency	95.1%	94.0%	93.4%
Variable:			
Accumulated value	$ 1,119.2	$ 854.5	$1,008.4
Accumulated value persistency	92.8%	92.1%	92.4%
Number of contracts in force	152,515	147,084	139,410
Average accumulated cash value (in dollars)	$ 18,161	$ 16,048	$ 17,230
Average annual deposit by contractholders (in dollars)	$ 2,303	$ 2,317	$ 2,183
Annuity contracts terminated due to surrender, death, maturity or other:			
Number of contracts	7,019	7,180	7,222
Amount	$ 171.3	$ 176.0	$ 186.4
Fixed accumulated cash value grouped by applicable surrender charge:			
0%	$ 528.6	$502.1	$472.5
5% and greater but less than 10%	968.3	846.6	752.9
10% and greater	54.3	59.6	70.4
Supplementary contracts with life contingencies not subject to discretionary withdrawal	99.4	97.7	97.9
Total	$ 1,650.6	$ 1,506.0	$1,393.7

Life Segment

The Company entered the individual life insurance business in 1949 with traditional term and whole life insurance products. The Company's traditional term, whole life and group life business in force consists of approximately 172,000 policies, representing approximately $7.6 billion of life insurance in force with annual insurance premiums and contract deposits of approximately $42.0 million as of December 31, 2003. The Company also underwrites "Experience Life," a flexible, adjustable premium life insurance contract which allows the customer to combine elements of term life insurance, interest-sensitive whole life insurance and an interest-bearing account. At December 31, 2003 the Company had in force approximately 86,000 Experience Life policies representing approximately $5.7 billion of life insurance in force with annual insurance premiums and contract deposits of approximately $66.7 million. In 2000, the Company instituted a program to offer long-term care and variable universal life policies, with two third-party vendors underwriting such insurance. In 2003, the Company expanded its third-party vendor offerings with the addition of universal life insurance underwritten by Jefferson Pilot Financial. On business underwritten by third-party vendors, the Company receives a commission on the sale of that business. In 2003, the life segment represented 12% of the Company's total insurance premiums written and contract deposits, including approximately 1 percentage point attributable to the Company's group life and group disability income business.

During 2003, the average face amount of ordinary life insurance policies issued by the Company was $138,224 and the average face amount of all ordinary life insurance policies in force at December 31, 2003 was $61,467.

The maximum individual life insurance risk retained by the Company is $200,000 on any individual life and $100,000 or $125,000 is retained on each group life policy depending on the type of coverage. The excess of the amounts retained are reinsured with life reinsurers that are all rated "A-(Excellent)" or above by A.M. Best. The Company also maintains a life catastrophe reinsurance program. The Company reinsured 100% of the catastrophe risk in excess of $1 million up to $20 million per occurrence through December 31, 2003 and in excess of $1 million up to $15 million per occurrence effective January 1, 2004. This program covers acts of terrorism but excludes nuclear, biological and chemical explosions as well as other acts of war.

Selected Historical Financial Information For Life Segment

The following table sets forth certain information with respect to the Company's life products for the periods indicated.

Life Segment
Selected Historical Financial Information
(Dollars in millions, unless otherwise indicated)

	Year Ended December 31,		
	2003	2002	2001
Statement of Operations Data:			
Insurance premiums and contract deposits	$ 112.4	$ 112.9	$ 117.2
Insurance premiums and contract charges earned	95.1	91.4	92.0
Net investment income	49.6	53.9	55.2
Income before income taxes	20.8	29.2	28.9
Net income	13.4	18.9	18.7
Operating Statistics:			
Life insurance in force:			
Ordinary life	$ 11,527	$ 11,445	$ 11,291
Group life	1,736	1,752	1,925
Total	13,263	13,197	13,216
Number of policies in force:			
Ordinary life	187,533	189,459	193,560
Group life	70,725	75,018	80,507
Total	258,258	264,477	274,067
Average face amount in force (in dollars):			
Ordinary life	$ 61,467	$ 60,409	$ 58,333
Group life	24,546	23,354	23,911
Total	51,356	49,898	48,222
Lapse ratio (ordinary life insurance in force)	7.7%	9.1%	9.1%
Ordinary life insurance terminated due to death, surrender, lapse or other:			
Face amount of insurance surrendered or lapsed	$ 932.6	$ 959.0	$ 944.0
Number of policies	7,466	10,799	11,865
Amount of death claims opened	$ 32.0	$ 31.0	$ 30.1
Number of death claims opened	1,292	1,263	1,317

Investments

The Company's investments are selected to balance the objectives of protecting principal, minimizing exposure to interest rate risk and providing a high current yield. These objectives are implemented through a portfolio that emphasizes investment grade, publicly traded fixed income securities. When impairment of the value of an investment is considered other than temporary, the decrease in value is recorded and a new cost basis is established. At December 31, 2003, investments in non-investment grade securities represented 5.3% of total investments. At December 31, 2003, fixed income securities represented 96.9% of investments excluding securities lending collateral. Of the fixed income investment portfolio, 94.1% was investment grade and 99.9% was publicly traded. The average quality of the total fixed income portfolio was A+ at December 31, 2003, and the average option adjusted duration of total investments was 6.0 years. There are no significant investments in mortgage loans, real estate, foreign securities, privately placed securities, or common or preferred stocks.

The Company has separate investment strategies and guidelines for its property and casualty assets and for its life and annuity assets, which recognize different characteristics of the associated insurance liabilities, as well as different tax and regulatory environments. The Company manages interest rate exposure for its portfolios through asset/liability management techniques which attempt to coordinate the duration of the assets with the duration of the insurance policy liabilities. Duration of assets and liabilities will generally differ only because of opportunities to significantly increase yields or because policy values are not interest-sensitive, as is the case in the property and casualty segment.

The investments of each insurance subsidiary must comply with the insurance laws of such insurance subsidiary's domiciliary state. These laws prescribe the type and amount of investments that may be purchased and held by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, mortgage-backed bonds, other asset-backed bonds, preferred stocks, common stocks, real estate mortgages and real estate.

The following table sets forth the carrying values and amortized cost of the Company's investment portfolio as of December 31, 2003:

Investment Portfolio
(Dollars in millions)

	Percentage of Total Carrying Value	Carrying Value Total	Carrying Value Life and Annuity	Carrying Value Property and Casualty	Amortized Cost
Publicly Traded Fixed Maturity Securities and Cash Equivalents:					
U.S. government and agency obligations (1):					
Mortgage-backed securities	19.5%	$ 660.1	$ 646.6	$ 13.5	$ 647.7
Other	8.9	300.9	248.3	52.6	295.6
Investment grade corporate and public utility bonds	43.3	1,466.6	1,415.4	51.2	1,380.5
Municipal bonds	14.9	502.9	53.2	449.7	488.1
Other mortgage-backed securities	3.2	109.9	87.8	22.1	106.0
Non-investment grade corporate and public utility bonds (2)	5.3	178.2	121.7	56.5	169.9
Foreign government bonds	1.1	36.2	36.2	-	33.1
Short-term investments (3)	0.7	25.3	9.0	16.3	25.3
Short-term investments, loaned securities collateral (3)	0.6	22.1	22.1	-	22.1
Total publicly traded securities	97.5	3,302.2	2,640.3	661.9	3,168.3
Other Investments:					
Private placements, investment grade (4)	0.1	3.8	3.7	0.1	3.8
Private placements, non-investment grade (2) (4)	-	0.1	0.1	-	0.1
Mortgage loans and real estate (5)	0.2	4.6	4.6	-	4.6
Policy loans and other	2.2	75.0	74.0	1.0	74.4
Total other investments	2.5	83.5	82.4	1.1	82.9
Total investments (6)	100.0%	$3,385.7	$2,722.7	$663.0	$3,251.2

(1) Includes $302.0 million fair value of investments guaranteed by the full faith and credit of the U.S. government and $659.0 million fair value of federally sponsored agency securities.

(2) A non-investment grade rating is assigned to a security when it is acquired, primarily on the basis of the Standard & Poor's Corporation ("Standard & Poor's" or "S&P") rating for such security, or if there is no S&P rating, the Moody's Investors Service, Inc. ("Moody's") rating for such security, or if there is no S&P or Moody's rating, the National Association of Insurance Commissioners (the "NAIC") rating for such security. The rating agencies monitor securities, and their issuers, regularly and make changes to the ratings as necessary. The Company incorporates rating changes on a monthly basis.

(3) Short-term investments mature within one year of being acquired and are carried at cost, which approximates fair value. Short-term investments include $25.4 million in money market funds rated "AAA", $21.9 million in an asset-backed short-term bond rated "AAA", and $0.1 million in certificates of deposit. The Company loans fixed income securities to third parties, primarily major brokerage firms. The Company separately maintains a minimum of 100% of the value of the loaned securities as collateral for each loan.

(4) Fair values for private placements are estimated by the Company with the assistance of its investment advisors.

(5) Mortgage loans are carried at amortized cost or unpaid principal balance and real estate acquired in the settlement of debt is carried at the lower of cost or fair value.

(6) Approximately 9% of the Company's investment portfolio, having a carrying value of $288.9 million as of December 31, 2003, consisted of securities with some form of credit support, such as insurance. All of these securities have the highest investment grade rating.

Fixed Maturity Securities

The following table sets forth the composition of the Company's fixed maturity securities portfolio by rating as of December 31, 2003:

Rating of Fixed Maturity Securities (1)
(Dollars in millions)

	Percent of Total Carrying Value	Carrying Value	Amortized Cost
AAA	44.6%	$1,455.1	$1,422.7
AA	7.7	249.5	240.8
A	23.2	757.4	710.6
BBB	18.6	605.3	567.5
BB	2.0	64.8	63.0
B	3.2	104.8	101.1
CCC or lower	0.6	18.0	15.4
Not rated (2)	0.1	3.8	3.8
Total	100.0%	$3,258.7	$3,124.9

(1) Ratings are as assigned primarily by S&P when available, with remaining ratings as assigned on an equivalent basis by Moody's. Ratings for publicly traded securities are determined when the securities are acquired and are updated monthly to reflect any changes in ratings.

(2) This category includes $3.8 million of private placement securities not rated by either S&P or Moody's. The NAIC has rated 97.1% of these private placement securities as investment grade.

At December 31, 2003, 29.3% of the Company's fixed maturity securities portfolio was expected to mature within the next 5 years. Mortgage-backed securities, including mortgage-backed securities of U.S. governmental agencies, represented 22.7% of the total investment portfolio at December 31, 2003. These securities typically have average lives shorter than their stated maturities due to unscheduled prepayments on the underlying mortgages. Mortgages are prepaid for a variety of reasons, including sales of existing homes, interest rate changes over time that encourage homeowners to refinance their mortgages and defaults by homeowners on mortgages that are then paid by guarantors.

For financial reporting purposes, the Company has classified the entire fixed maturity portfolio as "available for sale". Fixed maturities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value. The net adjustment for unrealized gains and losses on securities available for sale is recorded as a separate component of shareholders' equity, net of applicable deferred tax asset or liability and the related impact on deferred policy acquisition costs and value of acquired insurance in force associated with interest-sensitive life and annuity contracts. Fixed maturities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other related factors.

Cash Flow

As a holding company, HMEC conducts its principal operations through its subsidiaries. Payment by HMEC of principal and interest with respect to HMEC's indebtedness, and payment by HMEC of dividends to its shareholders, are dependent upon the ability of its insurance subsidiaries to pay cash dividends or make other cash payments to HMEC, including tax payments pursuant to tax sharing agreements. Restrictions on the subsidiaries' ability to pay dividends or to make other cash payments to HMEC may materially affect HMEC's ability to pay principal and interest on its indebtedness and dividends on its common stock.

The ability of the insurance subsidiaries to pay cash dividends to HMEC is subject to state insurance department regulations which generally permit dividends to be paid for any 12 month period in amounts equal to the greater of (i) net gain from operations in the case of a life insurance company or net income in the case of all other insurance companies for the preceding calendar year or (ii) 10% of surplus as of the preceding December 31st. Any dividend in excess of these levels requires the prior approval of the Director or Commissioner of the state insurance department of the state in which the dividend paying insurance subsidiary is domiciled. The aggregate amount of dividends that may be paid in 2004 from all of HMEC's insurance subsidiaries without prior regulatory approval is approximately $43 million.

Notwithstanding the foregoing, if insurance regulators otherwise determine that payment of a dividend or any other payment to an affiliate would be detrimental to an insurance subsidiary's policyholders or creditors, because of the financial condition of the insurance subsidiary or otherwise, the regulators may block dividends or other payments to affiliates that would otherwise be permitted without prior approval.

Competition

The Company operates in a highly competitive environment. The insurance industry consists of a large number of insurance companies, some of which have substantially greater financial resources, more diversified product lines, and lower cost marketing approaches compared to the Company, such as direct marketing, mail, internet and telemarketing. The Company competes in its target market with a number of national providers of personal automobile and homeowners insurance and life insurance such as State Farm, Allstate, Farmers and Nationwide as well as several regional companies. The Company also competes for automobile business with other companies, such as AIG, GEICO, Progressive and USAA, many of which feature direct marketing distribution. For annuity business, the marketplace has seen a competitive impact from new entrants such as mutual funds and banks into the tax-deferred annuity products market. Among the major national providers of annuities to educators, Variable Annuity Life Insurance Company, a subsidiary of American International Group ("AIG"), has been among the Company's major tax-qualified annuity competitors. Mutual fund families, independent agent companies and financial planners are also competitors of the Company.

Regulation

General Regulation at State Level

As an insurance holding company, HMEC is subject to extensive regulation by the states in which its insurance subsidiaries are domiciled or transact business. In addition, the laws of the various states establish regulatory agencies with broad administrative powers to grant and revoke licenses to transact business, regulate trade practices, license agents, require statutory financial statements, and prescribe the type and amount of investments permitted.

The NAIC has adopted risk-based capital guidelines to evaluate the adequacy of statutory capital and surplus in relation to an insurance company's risks. State insurance regulations prohibit insurance companies from making any public statements or representations with regard to their risk-based capital levels. Based on current guidelines, the risk-based capital statutory requirements are not expected to have a negative regulatory impact on the Company's insurance subsidiaries.

Assessments Against Insurers

Under insurance insolvency or guaranty laws in most states in which the Company operates, insurers doing business therein can be assessed for policyholder losses related to insolvencies of other insurance companies. The amount and timing of any future assessments on the Company under these laws cannot be reasonably estimated and are beyond the control of the Company. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's financial strength, and many assessments paid by the Company pursuant to these laws may be used as credits for a portion of the Company's premium taxes in certain states. For the three years ended December 31, 2003, the Company's assessments, net of the related premium tax credits, were not significant.

Mandatory Insurance Facilities

The Company is required to participate in various mandatory insurance facilities in proportion to the amount of the Company's direct writings in the applicable state. In 2003, the Company reflected a net loss from participation in such mandatory pools and underwriting associations of $1.6 million before federal income taxes.

California Earthquake Authority

The California Earthquake Authority ("CEA") was formed by the California Legislature to encourage companies to write residential property insurance in California and began operating in December 1996. All companies which write residential property insurance in California are also required to offer earthquake coverage. The CEA operates as an insurance company providing residential property earthquake coverage under policies sold by companies which have chosen to participate in the CEA. The participating companies fund the CEA and share in earthquake losses covered by the CEA in proportion to their market share.

The Company has not joined the CEA. The Company's exposure to losses from earthquakes is managed through its underwriting standards, its earthquake policy coverage limits and deductible levels, and the geographic distribution of its business, as well as its reinsurance program. After reviewing the exposure to earthquake losses from its own policies and from participation in the CEA, management believes it is in the Company's best economic interest to offer earthquake coverage directly to its homeowners policyholders. See "Property and Casualty Segment -- Property and Casualty Reinsurance."

Regulation at Federal Level

Although the federal government generally does not directly regulate the insurance industry, federal initiatives often impact the insurance business. Current and proposed federal measures which may significantly affect insurance and annuity business include employee benefits regulation, controls on the costs of medical care, medical entitlement programs such as Medicare, structure of retirement plans and accounts, changes to the insurance industry anti-trust exemption, minimum solvency requirements and allowing national banks to engage in the insurance, annuity and mutual fund businesses. With the passage of the Financial Services Modernization Act of 1999, it is possible there will be increased pressure for federal regulation of the insurance industry.

Federal income taxation of the build-up of cash value within a life insurance policy or an annuity contract could have a materially adverse impact on the Company's ability to market and sell such products. Various legislation to this effect has been proposed in the past, but has not been enacted. Although no such legislative proposals are known to exist at this time, such proposals may be made again in the future. Changes in other federal and state laws and regulations could also affect the relative tax and other advantages of the Company's life and annuity products to customers.

The variable annuities underwritten by HMLIC and the Company's proprietary mutual funds offered as investment vehicles for those products are regulated by the SEC. Horace Mann Investors, Inc., the broker-dealer subsidiary of HMEC, performs certain management functions for the Company's proprietary mutual funds and also is regulated by the SEC and the NASD.

Employees

At December 31, 2003, the Company had approximately 2,500 employees, including 888 full-time agents. The Company has no collective bargaining agreement with any employees.

ITEM 2. Properties

HMEC's home office property at 1 Horace Mann Plaza in Springfield, Illinois, consists of an office building totaling approximately 230,000 square feet which is owned by the Company. The Company also owns buildings with an aggregate of approximately 24,000 square feet at other locations in Springfield. The Company leases buildings in Springfield with an aggregate of approximately 87,000 square feet. In addition, the Company leases office space in other states related to claims and agency offices which are smaller in size. These properties are adequate and suitable for the Company's current and anticipated future needs.

ITEM 3. Legal Proceedings

The Company is not currently party to any material pending legal proceedings other than routine litigation incidental to its business. See also "Note 12 - Contingencies - Lawsuits and Legal Proceedings" contained in the Index to Financial Information on page F-1 herein.

ITEM 4. Submission of Matters to a Vote of Security Holders

None.

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

HMEC's common stock began trading on the New York Stock Exchange ("NYSE") in November 1991 under the symbol of HMN at a price of $9 per share. The following table sets forth the high and low sales prices of the common stock on the NYSE Composite Tape and the cash dividends paid per share of common stock during the periods indicated.

	Market Price		Dividend
Fiscal Period	High	Low	Paid
2003:			
Fourth Quarter	$15.39	$12.81	$0.105
Third Quarter	16.95	14.22	0.105
Second Quarter	16.91	13.06	0.105
First Quarter	16.35	12.43	0.105
2002:			
Fourth Quarter	$16.49	$13.61	$0.105
Third Quarter	18.86	14.00	0.105
Second Quarter	24.08	17.45	0.105
First Quarter	23.00	19.35	0.105

As of February 27, 2004, the approximate number of holders of common stock was 5,000.

In March 2004, the Company's Board of Directors announced a regular quarterly dividend of $0.105 per share. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal restrictions and other factors the Board of Directors of HMEC may deem to be relevant.

On December 10, 2002 the Company repurchased $56.0 million aggregate principal amount of its Senior Convertible Notes, representing $26.6 million carrying value, for $26.0 million. As consideration for the repurchase, the Company issued 1,837,925 shares of its common stock.

During 2003, no options were exercised for the issuance of shares of the Company's common stock.

The information required by Item 201(d) of Regulation S-K is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

ITEM 6. Selected Financial Data

The information required by Item 301 of Regulation S-K is contained in the table in Item 1 -- "Business -- Selected Historical Consolidated Financial Data."

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by Item 303 of Regulation S-K is contained in the Index to Financial Information on page F-1 herein.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by Item 305 of Regulation S-K is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Index to Financial Information on page F-1 herein.

ITEM 8. Consolidated Financial Statements and Supplementary Data

The Company's consolidated financial statements, the report of its independent accountants and the selected quarterly financial data required by Item 302 of Regulation S-K are contained in the Index to Financial Information on page F-1 herein.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A: Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2003 pursuant to Exchange Act Rule 13a-15 and 15d-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic Securities and Exchange Commission filings. No significant deficiencies or material weaknesses in the Company's disclosure controls and procedures were identified in the evaluation and therefore, no corrective actions were taken. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

The information required by Items 401 and 405 of Regulation S-K is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

Horace Mann Educators Corporation has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and all other employees of the Company. In addition, the Board of Directors of Horace Mann Educators Corporation has adopted the code of ethics for its Board members as it applies to each Board members' business conduct on behalf of the Company. The code of ethics is posted on the Company's website, www.horacemann.com, under "Investor Relations -- Corporate Governance".

ITEM 11. Executive Compensation

The information required by Item 402 of Regulation S-K is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Items 201(d) and 403 of Regulation S-K is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

ITEM 13. Certain Relationships and Related Transactions

The information required by Item 404 of Regulation S-K is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

ITEM 14. Principal Accounting Fees and Services

The information required by Item 9(e) of Schedule 14A is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) The following consolidated financial statements of the Company are contained in the Index to Financial Information on Page F-1 herein:

Consolidated Balance Sheets as of December 31, 2003 and 2002.

Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001.

(a)(2) The following consolidated financial statement schedules of the Company are contained in the Index to Financial Information on page F-1 herein:

Schedule I - Summary of Investments - Other than Investments in Related Parties.

Schedule II - Condensed Financial Information of Registrant.

Schedules III and VI Combined - Supplementary Insurance Information and Supplemental Information Concerning Property and Casualty Insurance Operations.

Schedule IV - Reinsurance.

(a)(3) The following items are filed as Exhibits. Management contracts and compensatory plans are indicated by an asterisk (*).

Exhibit No.	Description
(3)	Articles of incorporation and bylaws:
3.1	Restated Certificate of Incorporation of HMEC, filed with the Delaware Secretary of State on June 24, 2003, incorporated by reference to Exhibit 3.1 to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission (the "SEC") on August 14, 2003.
3.2	Form of Certificate for shares of Common Stock, $0.001 par value per share, of HMEC, incorporated by reference to Exhibit 4.5 to HMEC's Registration Statement on Form S-3 (Registration No. 33-53118) filed with the SEC on October 9, 1992.

Exhibit No.	Description
3.3	Bylaws of HMEC, incorporated by reference to Exhibit 3.2 to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003.

(4) Instruments defining the rights of security holders, including indentures:

4.1	Indenture dated as of January 17, 1996, between HMEC and U.S. Trust Company of California, N.A. as trustee, with regard to HMEC's 6 5/8% Senior Notes Due 2006, incorporated by reference to Exhibit 4.4 to HMEC's Annual Report on Form 10-K for the year ended December 31, 1995, filed with the SEC on March 13, 1996.
4.1(a)	Form of 6 5/8% Senior Notes Due 2006 (included in Exhibit 4.1).
4.2	Indenture dated as of May 14, 2002, between HMEC and JPMorgan Chase Bank as trustee, with regard to HMEC's 1.425% Senior Convertible Notes Due 2032, incorporated by reference to Exhibit 4.1 to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
4.2(a)	Form of 1.425% Senior Convertible Notes Due 2032 (included in Exhibit 4.2).
4.3	Certificate of Designations for HMEC Series A Cumulative Convertible Preferred Stock (included in Exhibit 10.14).

(10) Material contracts:

10.1	Credit Agreement dated as of May 29, 2002 (the "Bank Credit Facility") among HMEC, certain financial institutions named therein and Bank of America, N.A., as administrative agent (the "Agent"), incorporated by reference to Exhibit 10.1 to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
10.2*	Stock Subscription Agreement among HMEC (as successor to HME Holdings, Inc.), The Fulcrum III Limited Partnership, The Second Fulcrum III Limited Partnership and each of the Management Investors, incorporated by reference to Exhibit 10.17 to HMEC's Annual Report on Form 10-K for the year ended December 31, 1989, filed with the SEC on April 2, 1990.
10.3*	Horace Mann Educators Corporation Deferred Equity Compensation Plan for Directors, incorporated by reference to Exhibit 10.1 to HMEC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the SEC on November 14, 1996.
10.4*	Horace Mann Educators Corporation Deferred Compensation Plan for Employees, incorporated by reference to Exhibit 10.4 to HMEC's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the SEC on March 30, 1998.
10.5*	Amended and Restated Horace Mann Educators Corporation 1991 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to HMEC's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 30, 2000.

Exhibit No.	Description
10.5(a)*	Amendment to Amended and Restated Horace Mann Educators Corporation 1991 Stock Incentive Plan, incorporated by reference to Exhibit 10.1(a) to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on August 11, 2000.
10.5(b)*	Specimen Employee Stock Option Agreement under the Horace Mann Educators Corporation 1991 Stock Incentive Plan, incorporated by reference to Exhibit 10.5(a) to HMEC's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 30, 2000.
10.5(c)*	Specimen Director Stock Option Agreement under the Horace Mann Educators Corporation 1991 Stock Incentive Plan, incorporated by reference to Exhibit 10.5(b) to HMEC's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 30, 2000.
10.6*	Horace Mann Educators Corporation 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.6 to HMEC's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 29, 2002.
10.6(a)*	Specimen Employee Stock Option Agreement under the Horace Mann Educators Corporation 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.6(a) to HMEC's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 29, 2002.
10.6(b)*	Specimen Director Stock Option Agreement under the Horace Mann Educators Corporation 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.6(b) to HMEC's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 29, 2002.
10.7*	Horace Mann Educators Corporation 2002 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2 to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
10.7(a)*	Specimen Employee Stock Option Agreement under the Horace Mann Educators Corporation 2002 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(a) to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
10.7(b)*	Specimen Regular Employee Stock Option Agreement under the Horace Mann Educators Corporation 2002 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(b) to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
10.7(c)*	Specimen Director Stock Option Agreement under the Horace Mann Educators Corporation 2002 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(c) to HMEC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.

Exhibit No.	Description
10.8*	Severance Agreements between HMEC and certain officers of HMEC, incorporated by reference to Exhibit 10.7 to HMEC's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 29, 2002.
10.8(a)*	Revised Schedule to Severance Agreements between HMEC and certain officers of HMEC.
10.9*	Horace Mann Supplemental Employee Retirement Plan, 2002 Restatement, incorporated by reference to Exhibit 10.1 to HMEC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002.
10.10*	Horace Mann Executive Supplemental Employee Retirement Plan, 2002 Restatement, incorporated by reference to Exhibit 10.2 to HMEC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002.
10.11*	Horace Mann Nonqualified Supplemental Money Purchase Pension Plan, incorporated by reference to Exhibit 10.3 to HMEC's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2002, filed with the SEC on May 15, 2002.
10.12*	Employment Agreement entered by and between HMEC and Louis G. Lower II as of December 31, 1999, incorporated by reference to Exhibit 10.12 to HMEC's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 30, 2000.
10.13*	Transition, Retirement and Release Agreement entered by and between Horace Mann Service Corporation and George J. Zock as of December 31, 2003.
10.14	First Amended and Restated Catastrophe Equity Securities Issuance Option and Reinsurance Option Agreement entered by and between HMEC, Swiss Re Financial Products Corporation (Option Writer) and Swiss Reinsurance America Corporation (Reinsurance Option Writer), dated May 7, 2002, incorporated by reference to Exhibit 10.1 to HMEC's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 14, 2002.

(11) Statement regarding computation of per share earnings.

(12) Statement regarding computation of ratios.

(21) Subsidiaries of HMEC.

(23) Consent of KPMG LLP.

(31) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.1	Certification by Louis G. Lower II, Chief Executive Officer of HMEC.
31.2	Certification by Peter H. Heckman, Chief Financial Officer of HMEC.

(32) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.1 Certification by Louis G. Lower II, Chief Executive Officer of HMEC.

32.2 Certification by Peter H. Heckman, Chief Financial Officer of HMEC.

(b) During the fourth quarter of 2003, HMEC filed seven Current Reports on Form 8-K with the SEC as follows:

1. Dated October 27, 2003, regarding the Company's press release regarding guidance on financial results for the year ended December 31, 2003 and related October 28, 2003 Conference Call Prepared Remarks, containing an Item 9 Regulation FD Disclosure and an Item 7 Financial Statements and Exhibits.

2. Dated October 30, 2003, regarding the Company's press release reporting its financial results for the three and nine month periods ended September 30, 2003, containing an Item 12 Disclosure of Results of Operations and Financial Condition and an Item 7 Financial Statements and Exhibits.

3. Dated November 14, 2003, regarding a press release issued by A.M. Best Company regarding the financial strength and debt ratings of HMEC, containing an Item 5 Other Events and Regulation FD Disclosure and an Item 7 Financial Statements and Exhibits.

4. Dated December 2, 2003, regarding a press release issued by Moody's Investors Service, Inc., regarding the insurance financial strength and senior debt ratings of HMEC, containing an Item 5 Other Events and Regulation FD Disclosure and an Item 7 Financial Statements and Exhibits.

5. Dated December 8, 2003, regarding the Company's press release regarding guidance on financial results for the year ended December 31, 2003, containing an Item 9 Regulation FD Disclosure and an Item 7 Financial Statements and Exhibits.

6. Dated December 17, 2003, regarding a press release issued by Standard & Poor's Ratings Services regarding the insurance financial strength and senior debt ratings of HMEC, containing an Item 5 Other Events and Regulation FD Disclosure and an Item 7 Financial Statements and Exhibits.

7. Dated December 19, 2003, regarding a press release issued by A.M. Best Company regarding (1) the assignment of indicative ratings of securities of HMEC's $300 million universal shelf offering filed with the SEC on December 16, 2003 and (2) affirmation of HMEC's financial strength ratings and ratings for outstanding debt, containing an Item 5 Other Events and Regulation FD Disclosure and an Item 7 Financial Statements and Exhibits.

(c) See list of exhibits in this Item 15.

(d) See list of financial statement schedules in this Item 15.

Copies of Exhibits and Horace Mann Educators Corporation's Code of Ethics may be obtained by writing to Investor Relations, Horace Mann Educators Corporation, 1 Horace Mann Plaza, Springfield, Illinois 62715-0001. Persons requesting copies may be charged a reasonable fee to cover reproduction and mailing expenses.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Horace Mann Educators Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HORACE MANN EDUCATORS CORPORATION

/s/ Louis G. Lower II
Louis G. Lower II
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Horace Mann Educators Corporation and in the capacities and on the date(s) indicated.

Principal Executive Officer:

/s/ Louis G. Lower II
Louis G. Lower II
President,
Chief Executive Officer and a Director

Principal Financial Officer:

/s/ Peter H. Heckman
Peter H. Heckman
Executive Vice President and
Chief Financial Officer

Principal Accounting Officer:

/s/ Bret A. Conklin
Bret A. Conklin
Senior Vice President and Controller

Directors:

/s/ Joseph J. Melone
Joseph J. Melone, Chairman of the
Board of Directors

/s/ William W. Abbott
William W. Abbott, Director

/s/ Mary H. Futrell
Mary H. Futrell, Director

/s/ Donald E. Kiernan
Donald E. Kiernan, Director

/s/ Jeffrey L. Morby
Jeffrey L. Morby, Director

/s/ Shaun F. O'Malley
Shaun F. O'Malley, Director

/s/ Charles A. Parker
Charles A. Parker, Director

Dated: March 15, 2004

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HORACE MANN EDUCATORS CORPORATION

INDEX TO FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in millions, except per share data)

Forward-looking Information

Statements made in the following discussion that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of future events or the Company's future financial performance are forward-looking statements and involve known and unknown risks, uncertainties and other factors. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements due to, among other risks and uncertainties inherent in the Company's business, the following important factors:

- Changes in the composition of the Company's assets and liabilities.
- Fluctuations in the market value of securities in the Company's investment portfolio and the related after-tax effect on the Company's shareholders' equity and total capital through either realized or unrealized investment losses. In addition, the impact of fluctuations in the financial markets on the Company's defined benefit pension plan assets and the related after-tax effect on the Company's operating expenses, shareholders' equity and total capital.
- Prevailing interest rate levels, including the impact of interest rates on (i) unrealized gains and losses in the Company's investment portfolio and the related after-tax effect on the Company's shareholders' equity and total capital, (ii) the book yield of the Company's investment portfolio and (iii) the Company's ability to maintain appropriate interest rate spreads over the fixed rates guaranteed in the Company's life and annuity products.
- Defaults on interest or dividend payments in the Company's investment portfolio due to credit issues and the resulting impact on investment income.
- The impact of fluctuations in the capital markets on the Company's ability to refinance outstanding indebtedness or repurchase shares of the Company's common stock.
- The frequency and severity of catastrophes such as hurricanes, earthquakes, storms and wildfires, the ability of the Company to maintain a favorable catastrophe reinsurance program and the collectibility of reinsurance receivables.
- Adverse development of property and casualty loss experience and its impact on estimated claims and claim settlement expenses for losses occurring in prior years.
- The cyclicality of the insurance industry.
- Business risks inherent in the Company's restructuring of its property and casualty claims operation.
- The risk related to the Company's dated and complex information systems, which are more prone to error than advanced technology systems.
- Disruptions of the general business climate, investments, capital markets and consumer attitudes caused by geopolitical acts such as terrorism, war or other similar events.
- The impact of a disaster or catastrophic event affecting the Company's employees or its home office facilities and the Company's ability to recover and resume its business operations on a timely basis.

- The Company's ability to develop and expand its agent force and its direct product distribution systems, as well as the Company's ability to maintain and secure product sponsorships by local, state and national education associations.
- The competitive impact of new entrants such as mutual funds and banks into the tax-deferred annuity products markets, and the Company's ability to profitably expand its property and casualty business in highly competitive environments.
- Changes in insurance regulations, including (i) those affecting the ability of the Company's insurance subsidiaries to distribute cash to the holding company and (ii) those impacting the Company's ability to profitably write property and casualty insurance policies in one or more states.
- Changes in federal income tax laws and changes resulting from federal tax audits affecting corporate tax rates or taxable income.
- Changes in federal and state laws and regulations which affect the relative tax and other advantages of the Company's life and annuity products to customers.
- The impact of fluctuations in the financial markets on the Company's variable annuity fee revenues, valuations of deferred policy acquisition costs and value of acquired insurance in force, and the level of guaranteed minimum death benefit reserves.
- The Company's ability to maintain favorable claims-paying ability, financial strength and debt ratings.
- Adverse changes in policyholder mortality and morbidity rates.
- The resolution of legal proceedings and related matters.

Executive Summary

During 2001, 2002 and 2003, the Company improved the underlying operating results of its property and casualty segment and substantially increased the new sales volume and retention of business in its annuity segment. However, that underlying operating progress was more than offset by other factors which suppressed the Company's net income. In all three years, the Company recorded adverse development of prior years' property and casualty reserves, primarily related to voluntary automobile liability claims, with 2003 reflecting the most significant impact. 2003's results also reflected a record level of catastrophe losses for the Company. In addition, the Company experienced declining investment income, including related spread compression in its fixed annuity business, over the three years as a result of credit-related investment losses and declining investment yields. In 2002, the Company recorded a significant level of realized investment losses, due primarily to impairments of fixed income securities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions based on information available at the time the financial statements are prepared. These estimates and assumptions affect the reported amounts of the Company's assets, liabilities, shareholders' equity and net income. Certain accounting estimates are particularly sensitive because of their significance to the Company's financial statements and because of the possibility that subsequent events and available information may differ markedly from management's judgements at the time the financial statements were prepared. Management has discussed with the Audit Committee the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting. The discussions generally included such matters as the consistency of the Company's accounting policies and their application, and the clarity and completeness of the Company's financial statements, which include related disclosures. For the Company, the areas most subject to significant management judgements include: liabilities for property and casualty claims and claim settlement expenses, liabilities for future policy benefits, deferred policy acquisition costs, value of acquired insurance in force, valuation of investments and valuation of assets and liabilities related to the defined benefit pension plan.

Liabilities for Property and Casualty Claims and Claim Settlement Expenses

Underwriting results of the property and casualty segment are significantly influenced by estimates of the Company's ultimate liability for insured events. There is a high degree of uncertainty inherent in the estimates of ultimate losses underlying the liability for unpaid claims and claim expenses. This inherent uncertainty is particularly significant for liability-related exposures due to the extended period, often many years, that transpires between a loss event, receipt of related claims data from policyholders and ultimate settlement of the claim. Reserves for property and casualty claims include provisions for payments to be made on reported claims, claims incurred but not yet reported and associated settlement expenses. The process by which these reserves are established requires reliance upon estimates based on known facts and on interpretations of circumstances, including the Company's experience with similar cases and historical trends involving claim payment patterns, claim payments, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes.

The Company continually updates loss estimates using both quantitative information from its reserving actuaries and qualitative information derived from other sources. Adjustments may be required as information develops which varies from experience, or, in some cases, augments data which previously were not considered sufficient for use in determining liabilities. The effects of these adjustments may be significant and are charged or credited to income for the period in which the adjustments are made. Detailed discussion of the impact of adjustments recorded during 2003 is included in "Results of Operations for the Three Years Ended December 31, 2003 -- Benefits, Claims and Settlement Expenses." Due to the nature of the Company's personal lines business, the Company has no exposure to claims for toxic waste cleanup, other environmental remediation or asbestos-related illnesses other than claims under homeowners insurance policies for environmentally related items such as toxic mold.

The Company completes a detailed study of property and casualty reserves based on information available at the end of each quarter and year. Trends of reported losses (paid amounts and case reserves on claims reported to the Company) for each accident year are reviewed and ultimate loss costs for those accident years are estimated. The Company engages an independent property and casualty actuarial consulting firm to prepare an independent study of the Company's property and casualty reserves twice a year - at June 30 and December 31.

Reserves for Future Policy Benefits

Liabilities for future benefits on life and annuity policies are established in amounts adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits on certain life insurance policies are computed using the net level premium method and are based on assumptions as to future investment yield, mortality and withdrawals. Mortality and withdrawal assumptions for all policies have been based on actuarial tables which are consistent with the Company's own experience. Liabilities for future benefits on annuity contracts and certain long-duration life insurance contracts are carried at accumulated policyholder values without reduction for potential surrender or withdrawal charges. In the event actual experience varies from the estimated liabilities, adjustments are charged or credited to income for the period in which the adjustments are made.

Deferred Policy Acquisition Costs and Value of Acquired Insurance in Force for Annuity and Interest-Sensitive Life Products

Policy acquisition costs, consisting of commissions, policy issuance and other costs, which vary with and are primarily related to the production of business, are capitalized and amortized on a basis consistent with the type of insurance coverage. For investment (annuity) contracts, acquisition costs, and also the value of annuity business acquired in the 1989 acquisition of the Company ("Annuity VIF"), are amortized over 20 years in proportion to estimated gross profits. Capitalized acquisition costs for interest-sensitive life contracts are also amortized over 20 years in proportion to estimated gross profits.

The most significant assumptions that are involved in the estimation of annuity gross profits include future financial market performance, interest rate spreads, business surrender/lapse rates and the impact of realized investment gains and losses. For the variable deposit portion of the annuity segment, the Company amortizes policy acquisition costs and the Annuity VIF utilizing a future financial market performance assumption of a 10% reversion to the mean approach with a 200 basis point corridor around the mean. At December 31, 2003, capitalized annuity policy acquisition costs and the Annuity VIF asset represented approximately 4% of the total annuity accumulated cash value.

In the event actual experience differs significantly from assumptions or assumptions are significantly revised, the Company may be required to record a material charge or credit to amortization expense for the period in which the adjustment is made. As noted above, there are a number of assumptions involved in the valuation of capitalized policy acquisition costs and the Annuity VIF. Generally, if all other assumptions are met, with regard to financial market performance assumptions for the underlying mutual funds of the Company's variable annuities, a 1% deviation from the targeted financial market performance would currently impact amortization between \$0.1 million and \$0.2 million depending on the magnitude and direction of the deviation. Detailed discussion of the impact of adjustments to the amortization of capitalized acquisition costs and Annuity VIF is included in "Results of Operations for the Three Years Ended December 31, 2003 -- Amortization of Policy Acquisition Expenses and Intangible Assets".

Valuation of Investments

The Company's methodology of assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the date of the reporting period. Based on these facts, if management believes it is probable that amounts due will not be collected according to the contractual terms of a debt security not impaired at acquisition, or if the Company does not have the ability or intent to hold a security with an unrealized loss until it matures or recovers in value, an other-than-temporary impairment shall be considered to have occurred. As a general rule, if the fair value of a debt security has fallen below 80% of book value for more than six months, this security will be reviewed for an other-than-temporary impairment. Additionally, if events become known that call into question whether the security issuer has the ability to honor its contractual commitments, whether or not such security has been trading above an 80% fair value to book value relationship, such security holding will be evaluated to determine whether or not such security has suffered an other-than-temporary decline in value.

The Company reviews the fair value of all investments in its portfolio on a monthly basis to assess whether an other-than-temporary decline in value has occurred. These reviews, in conjunction with the Company's investment managers' monthly credit reports and relevant factors such as (1) the financial condition and near-term prospects of the issuer, (2) the Company's intent and ability to retain the investment long enough to allow for the anticipated recovery in fair value, (3) the stock price trend of the issuer, (4) the market leadership position of the issuer, (5) the debt ratings of the issuer and (6) the cash flows of the issuer, are all considered in the impairment assessment. A write-down of an investment is recorded when a decline in the fair value of that investment is deemed to be other-than-temporary, with a realized investment loss charged to income for the period.

A decline in fair value below amortized cost is not assumed to be other-than-temporary for fixed maturity investments with unrealized losses due to market conditions or industry-related events where there exists a reasonable market recovery expectation and the Company has the intent and ability to hold the investment until maturity or a market recovery is realized. An other-than-temporary impairment loss will be recognized based upon all relevant facts and circumstances for each investment, as appropriate, in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 59, "Accounting for Non-Current Marketable Equity Securities", Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and related guidance.

Detailed discussion of charges recorded in 2003 and 2002 for the write-down of investments due to other-than-temporary impairments is included in "Results of Operations for the Three Years Ended December 31, 2003 -- Realized Investment Gains and Losses".

Valuation of Assets and Liabilities Related to the Defined Benefit Pension Plan

Effective April 1, 2002, participants stopped accruing benefits under the defined benefit plan but continue to retain the benefits they had accrued to date.

The Company's cost estimates for its defined benefit pension plan are determined annually based on assumptions which include the discount rate, expected return on plan assets, anticipated retirement rate and estimated lump sum distributions. A discount rate of

6.25% was used by the Company at December 31, 2003, which was based on the average yield for long-term, high grade securities having maturities generally consistent with the defined benefit pension payout period. To set its discount rate, the Company looks to leading indicators, including Moody's Aa long-term bond index. The expected annual return on plan assets assumed by the Company at December 31, 2003 was 7.50%. The assumption for the long-term rate of return on plan assets was determined by considering actual investment experience during the lifetime of the plan, balanced with reasonable expectations of future growth considering the various classes of assets and percentage allocation for each asset class. Management believes that it has adopted realistic assumptions for investment returns, discount rates and other key factors used in the estimation of pension costs and asset values.

To the extent that actual experience differs from the Company's assumptions, subsequent adjustments may be required, with the effects of those adjustments charged or credited to income and/or shareholders' equity for the period in which the adjustments are made. Generally, a change of 50 basis points in the discount rate would inversely impact pension expense and accumulated other comprehensive income ("AOCI") by approximately $0.2 million and $2 million, respectively. In addition, for every $1 million increase in the value of pension plan assets, there is an equal and offsetting decrease in AOCI.

Results of Operations For the Three Years Ended December 31, 2003

Insurance Premiums and Contract Charges

Insurance Premiums Written and Contract Deposits

	Year Ended December 31,		Growth Over Prior Year		Year Ended December 31,
	2003	2002	Percent	Amount	2001
Automobile and property (voluntary)	$549.2	$513.2	7.0%	$36.0	$496.6
Excluding Massachusetts automobile	549.2	513.2	7.0%	36.0	477.7
Massachusetts automobile	-	-		-	18.9
Annuity deposits	296.6	261.5	13.4%	35.1	239.1
Life	112.4	112.9	-0.4%	(0.5)	117.2
Subtotal – core lines	958.2	887.6	8.0%	70.6	852.9
Subtotal – core lines, excluding Massachusetts	958.2	887.6	8.0%	70.6	834.0
Involuntary and other property & casualty	(2.7)	11.7		(14.4)	22.7
Excluding Massachusetts automobile	(2.7)	10.5		(13.2)	14.9
Massachusetts automobile	-	1.2		(1.2)	7.8
Total	$955.5	$899.3	6.2%	$56.2	$875.6
Total, excluding Massachusetts automobile	$955.5	$898.1	6.4%	$57.4	$848.9

Insurance Premiums and Contract Charges Earned
(Excludes annuity and life contract deposits)

	Year Ended December 31,		Growth Over Prior Year		Year Ended December 31,
	2003	2002	Percent	Amount	2001
Automobile and property (voluntary)	$534.8	$504.3	6.0%	$30.5	$485.5
Excluding Massachusetts automobile	534.8	494.4	8.2%	40.4	467.2
Massachusetts automobile	-	9.9	-100.0%	(9.9)	18.3
Annuity	14.6	14.2	2.8%	0.4	14.9
Life	95.1	91.4	4.0%	3.7	92.0
Subtotal – core lines	644.5	609.9	5.7%	34.6	592.4
Subtotal – core lines, excluding Massachusetts automobile	644.5	600.0	7.4%	44.5	574.1
Involuntary and other property and casualty	(1.0)	15.3		(16.3)	22.8
Excluding Massachusetts automobile	(1.2)	9.6		(10.8)	14.7
Massachusetts automobile	0.2	5.7		(5.5)	8.1
Total	$643.5	$625.2	2.9%	$18.3	$615.2
Total, excluding Massachusetts automobile	$643.3	$609.6	5.5%	$33.7	$588.8

The Company restructured its presence in the Massachusetts automobile market and ceased writing automobile insurance policies in that state on December 31, 2001. Through a marketing alliance with an unaffiliated company, The Commerce Group, Inc. ("Commerce"), the Company's agents are authorized to offer Massachusetts customers automobile insurance policies written by Commerce. Horace Mann agents continue to write the Company's other products in Massachusetts, including retirement annuities and property and life insurance. Comparisons throughout this discussion of insurance premiums and contract deposits exclude Massachusetts voluntary automobile premiums and policies in force.

2003 premiums written and contract deposits for the Company's core lines increased 8.0% over 2002 as a result of rate increases in the property and automobile lines and an increased rate of growth in new annuity deposits in the second half of 2003. 2002 premiums written and contract deposits increased 6.4% over 2001 for similar reasons. Voluntary property and casualty business, a component of the Company's core lines, represents policies sold through the Company's marketing organization and issued under the Company's underwriting guidelines.

The Company's exclusive agent force totaled 888 at December 31, 2003, reflecting a decrease of 3.7% compared to 922 agents a year earlier. At December 31, 2001, the Company had 867 agents. Of the 2003 total, 378 agents were in their first 24 months with the Company, a decrease of 4.3% compared to December 31, 2002, with full year 2003 new hires equal to 2002 and terminations exceeding the prior year. The number of experienced agents in the agent force, 510, was down 3.2% at December 31, 2003 compared to a year earlier, due primarily to terminations of less-productive agents. While the year-end 2003 agent count was lower than a year earlier, the average number of agents throughout the year was 4% higher than in 2002. In 2003, average agent productivity for all lines of business combined increased slightly compared to 2002 following an increase of 6.5% in 2002, compared to 2001. Average agent productivity is measured as new sales premiums from the exclusive agent force per the average number of exclusive agents for the period. The Company continues to seek ways to improve the retention and productivity of its exclusive agent force. 2003 total sales, which include the independent agent distribution channel, increased 14.6% compared to 2002, largely due to the growing contribution of annuity business from the independent agent distribution channel.

The Company's results have been impacted by ongoing and recurring proceedings in North Carolina challenging private passenger automobile rates. This has required the Company to escrow premiums received pending resolution of these proceedings, adversely impacting 2003 earned premiums and pretax income by $3.0 million and 2002 earned premiums and pretax income by $1.8 million.

Total voluntary automobile and homeowners premium written increased 7.0% in 2003 and 7.4% in 2002. Voluntary automobile insurance premium written increased 6.0% ($22.6 million) from 2002 to 2003 and 7.1% ($24.9 million) from 2001 to 2002. Homeowners premium increased 9.8% ($13.4 million) from 2002 to 2003 and 8.4% ($10.6 million) from 2001 to 2002. The increases in property and casualty premiums resulted from the impact of rate increases on average premium per policy. Average written premium was up approximately 5% in 2003 and 6% in 2002 for voluntary automobile. Homeowners average written premium increased approximately 12% in 2003 and 14% in 2002. Average earned premium increased 5% and 6% for voluntary automobile and 14% and 11% for homeowners for the same periods. Through December 31, 2003, approved rate increases for the Company's automobile and homeowners business were 7% and 13%, respectively, compared to approved increases of 6% and 21%, respectively, during 2002. During 2003, automobile policies in force decreased by 2,000 compared to December 31, 2002, reflecting an increase in policies for educators which was more than offset by a decrease in non-educator policies. Automobile policies in force at December 31, 2002 were equal to year-end 2001. Homeowners policies in force decreased 5,000 during 2003 and 8,000 during 2002 reflecting expected reductions due to the Company's pricing and underwriting actions. At December 31, 2003, there were 571,000 voluntary automobile and 279,000 homeowners policies in force, for a total of 850,000. At December 31, 2002, there were 573,000 voluntary automobile and 284,000 homeowners policies in force for a total of 857,000. At December 31, 2001, there were 573,000 voluntary automobile and 292,000 homeowners policies in force for a total of 865,000.

Based on policies in force, the property and casualty 12-month retention rate for new and renewal policies was 88% in 2003, 87% in 2002 and 88% in 2001. The Company plans additional rate increases in 2004 for both its automobile and homeowners lines of business, which may have an adverse impact on policy retention.

Involuntary property and casualty business includes allocations of business from state mandatory insurance facilities and assigned risk business. For 2003, involuntary and other property and casualty premiums written were comparable to the prior year excluding the negative impact of adjustments made in the third and fourth quarters to anticipated premiums from state mandatory insurance facilities.

New annuity deposits increased 13.4% in 2003 and 9.4% in 2002. The 2003 growth primarily reflected a 45.8% increase in single premium and rollover deposits partially offset by a 4.2% decrease in new scheduled annuity deposits. New deposits to fixed accounts were 28.4%, or $40.1 million, higher than in 2002 and new deposits to variable accounts decreased 4.2%, or $5.0 million, compared to a year earlier. The 2002 growth reflected an 8.8% increase in scheduled deposits received and a 10.4% increase in single premium and rollover deposits. 2002 new deposits to fixed accounts were 15.6%, or $19.1 million, higher than in 2001, and new deposits to variable accounts increased 2.8%, or $3.3 million, compared to 2001.

In 2001, the Company began building a nationwide network of independent agents who will comprise a second distribution channel for the Company's 403(b) tax-qualified annuity products. The independent agent distribution channel, which included 465 authorized agents at December 31, 2003, generated $38.1 million in annualized new Horace Mann annuity sales during 2003, compared to $10.5 million for the full year 2002 and no sales in 2001. A significant portion of the 2002 amount, over $6 million, was produced as a result of Horace Mann being named as one of four providers for fixed and variable annuity options to Chicago, Illinois public school employees and the Company's partnering with an independent broker/dealer having two decades of experience in providing retirement planning services to Chicago Public School employees.

Total annuity accumulated cash value of $2.8 billion at December 31, 2003 increased 17.3% compared to a year earlier reflecting the growth in sales during 2003, continued favorable retention and an improving equity market. Total annuity accumulated cash value of $2.4 billion at December 31, 2002 decreased 1.7% compared to a year earlier reflecting an increase in deposits to fixed accounts that was more than offset by a decrease in variable accumulated funds on deposit which were impacted by financial market values. In 2003, the number of annuity contracts outstanding increased 4.1%, or 6,000 contracts, and in 2002, the increase was 5.8%, or 8,000 contracts.

In 2003, annuity segment contract charges earned increased 2.8%, or $0.4 million, following a decline of 4.7% in 2002, compared to 2001. Declines in market valuations during 2002 and the first quarter of 2003 resulted in lower variable accumulated balances in force against which contract charges are principally applied. Market appreciation in the last nine months of 2003, however, resulted in variable annuity accumulated balances at December 31, 2003 which were 31.0% higher than at December 31, 2002.

Life segment premiums and contract deposits declined slightly in 2003 and decreased 3.7% in 2002. The life insurance in force lapse ratio improved to 7.7% for the twelve months ended December 31, 2003 compared to 9.1% for the same period in each of the prior two years.

Consistent with the Company's Value Proposition and overall strategy to meet a broader array of consumer financial needs, the product portfolio that the Company's agents can offer was expanded in 2003 through two new marketing alliances. The first is with Jefferson Pilot Financial for universal life insurance. Jefferson Pilot was a leading issuer of universal life policies in the U.S. for 2002. The second alliance is with American Funds for retail mutual funds. Both product rollouts began in the second quarter of 2003 and are intended to help the Company reach more educators while deepening relationships with existing clients. While business that the Company's agents write through these and other partner companies is not recorded as Horace Mann premium, generally the marketing allowance received is comparable to the Company's normal underwriting margin, with no corresponding capital requirement.

Net Investment Income

Pretax investment income of $184.7 million for 2003 decreased 5.8%, or $11.3 million, (4.7%, or $6.2 million, after tax) compared to the prior year as a decline in the portfolio yield offset growth in the size of the investment portfolio. Pretax investment income of $196.0 million for 2002 decreased 1.7%, or $3.3 million, (1.6%, or $2.1 million after tax) compared to 2001 due primarily to lost income related to investment credit issues and a decline in the portfolio yield which offset growth in the size of the investment portfolio. Average investments (excluding securities lending collateral) increased 6.8% during 2003 and 5.0% during 2002. The average pretax yield on the investment portfolio was 5.9% (4.0% after tax) for 2003, 6.7% (4.5% after tax) for 2002 and 7.2% (4.8% after tax) for 2001.

Realized Investment Gains and Losses

Net realized investment gains were $25.5 million in 2003 compared to realized investment losses of $49.4 million in 2002 and $10.0 million in 2001. For the full year 2003, the Company recorded fixed income security impairment charges totaling $12.5 million, $6.2 million related to two of the Company's collateralized debt obligation ("CDO") securities, $3.1 million related to one manufactured housing asset-backed security and the remaining $3.2 million primarily related to two airline industry issuers. In 2002, the Company recorded charges of $53.9 million due to the impairment of fixed income securities primarily issued by companies in the communications sector. In 2001, $7.8 million of the $10.0 million realized loss resulted from the sale of all of the Company's holdings in fixed income securities issued by Enron Corporation, with the balance primarily attributable to credit-related sale and impairment of securities issued by companies in the communications sector. Gains realized in 2003 included $16.1 million from sales of securities for which impairment charges were recorded in 2002. Net realized investment gains and losses for 2003, 2002 and 2001 also reflected gains realized from ongoing investment portfolio management activity.

In each of the periods, the impaired securities were marked to fair value, and the write-downs were recorded as realized investment losses in the Statement of Operations. These impairments were deemed to be other-than-temporary for one or more of the following reasons: the recovery of full value was not likely, the issuer defaulted or was likely to default due to the need to restructure its debt, or the Company had an intent to sell the security in the near future.

The table below presents the Company's fixed maturity securities portfolio as of December 31, 2003 by major asset class, including the ten largest sectors of the Company's corporate bond holdings.

	Number of Issuers	Fair Value	Amortized Cost	Pretax Unrealized Gain(Loss)
Corporate bonds				
Banking and Finance	34	$ 310.0	$ 285.9	$ 24.1
Energy	40	219.1	205.4	13.7
Food and Beverage	28	128.9	124.2	4.7
Utilities	19	128.9	123.3	5.6
Telecommunications	15	108.8	101.2	7.6
Industry, Manufacturing	19	79.1	76.2	2.9
Insurance	10	77.4	73.8	3.6
Transportation	10	77.2	76.7	0.5
Broadcasting and Media	21	51.4	46.6	4.8
Healthcare	22	48.8	46.9	1.9
All Other Corporates (1)	104	418.8	393.8	25.0
Total corporate bonds	322	1,648.4	1,554.0	94.4
Mortgage-backed securities				
Government	442	660.1	647.7	12.4
Other	6	56.5	53.4	3.1
Municipal bonds	154	502.9	488.1	14.8
Government bonds				
U.S.	5	300.9	295.6	5.3
Foreign	8	36.2	33.1	3.1
Collateralized debt obligations (2)	7	33.2	33.2	-
Asset-backed securities	7	20.5	19.8	0.7
Total fixed maturity securities	951	$3,258.7	$3,124.9	$133.8

(1) The All Other Corporates category contains 18 additional industry classifications. Real estate, automobiles, paper, retail, defense, chemicals, consumer products and metals represented $304.0 million of fair value at December 31, 2003, with the remaining 10 classifications each representing less than $27 million of the fair value at December 31, 2003.

(2) Six of the securities were rated investment grade by Standard and Poor's Corporation and/or Moody's Investors Service, Inc. at December 31, 2003.

At December 31, 2003, the Company's diversified fixed maturity portfolio consisted of 1,139 investment positions and totaled approximately $3.3 billion in fair value. The portfolio was 94.1% investment grade, based on fair value, with an average quality rating of A+. At December 31, 2003, the portfolio had approximately $11 million pretax of total gross unrealized losses related to 113 positions. At December 31, 2002, the total pretax gross unrealized losses were approximately $27 million related to 137 positions. The following table provides information regarding fixed maturity securities that had an unrealized loss at December 31, 2003, including the length of time that the securities have continuously been in an unrealized loss position.

Investment Positions With Unrealized Losses Segmented by Quality
and Period of Continuous Unrealized Loss
As of December 31, 2003

	Number of Positions	Fair Value	Amortized Cost	Pretax Unrealized Loss
Investment grade				
6 Months or less	65	$347.8	$352.9	$ (5.1)
7 through 12 months	18	90.1	94.4	(4.3)
13 through 24 months	1	2.6	2.7	(0.1)
25 through 36 months	1	2.9	3.0	(0.1)
37 through 48 months	-	-	-	-
Greater than 48 months	-	-	-	-
Total	85	$443.4	$453.0	$ (9.6)
Non-investment grade				
6 Months or less	19	$ 11.3	$ 11.7	$ (0.4)
7 through 12 months	-	-	-	-
13 through 24 months	-	-	-	-
25 through 36 months	1	5.9	6.1	(0.2)
37 through 48 months	-	-	-	-
Greater than 48 months	2	9.4	10.0	(0.6)
Total	22	$ 26.6	$ 27.8	$ (1.2)
Not rated				
Total, all 13 through 24 months	6	$ 2.5	$ 2.5	*
Grand total	113	$472.5	$483.3	$(10.8)

* Less than $0.1 million

Of the securities with unrealized losses, no issuers had pretax unrealized losses greater than $2 million and no securities were trading below 80% of book value at December 31, 2003. The Company views the decrease in value of all of the securities with unrealized losses at December 31, 2003 as temporary, expects recovery in fair value, anticipates continued payments under the terms of the securities, and has the intent and ability to hold these securities until maturity or a recovery in fair value occurs. Therefore, no impairment of these securities was recorded at December 31, 2003. Future changes in circumstances related to these and other securities could require subsequent impairment in value. The Company's investment guidelines generally limit single corporate issuer concentrations to 4.0% (after tax) of shareholders' equity for "AA" or "AAA" rated securities, 2.5% (after tax) of shareholders' equity for "A" rated securities, 2.0% (after tax) of shareholders' equity for "BBB" rated securities, and 1.0% (after tax) of shareholders' equity for non-investment grade securities.

Benefits, Claims and Settlement Expenses

	Year Ended December 31, 2003	Year Ended December 31, 2002	Growth Over Prior Year Percent	Growth Over Prior Year Amount	Year Ended December 31, 2001
Property and casualty	$472.9	$410.2	15.3%	$62.7	$433.3
Annuity	0.8	0.8	-	-	(0.8)
Life	45.3	39.9	13.5%	5.4	41.1
Corporate & other	-	-		-	2.0
Total	$519.0	$450.9	15.1%	$68.1	$475.6

Property and Casualty Claims and Claim Expenses

	Year Ended December 31, 2003	2002	2001
Incurred claims and claim expenses:			
Claims occurring in the current year	$416.5	$387.7	$416.8
Increase (decrease) in estimated reserves for claims occurring in prior years (1):			
Policies written by the Company (2)	58.3	20.8	14.5
Business assumed from state reinsurance facilities	(1.9)	1.7	2.0
Total increase	56.4	22.5	16.5
Total claims and claim expenses incurred (2)	$472.9	$410.2	$433.3
Net reserves, end of period	$320.9	$272.6	$272.0
Plus reinsurance recoverables	20.6	44.7	34.1
Gross reserves, end of period	$341.5	$317.3	$306.1
Property and casualty GAAP loss ratio:			
Before catastrophe losses	82.4%	76.6%	83.0%
After catastrophe losses	88.6%	78.9%	85.2%
Property and casualty GAAP loss ratio excluding net increases in estimated reserves for claims occurring in prior years:			
Before catastrophe losses	71.8%	72.0%	79.8%
After catastrophe losses	78.0%	74.3%	82.0%

(1) Shows the amounts by which the Company increased its reserves in each of the periods indicated for claims occurring in previous periods to reflect subsequent information on such claims and changes in their projected final settlement costs.

(2) For the year ended December 31, 2002, these amounts excluded a $1.6 million statutory accounting charge for class action litigation which was separately reported as Litigation Charges in the Company's Consolidated Statements of Operations.

In 2003, the voluntary automobile loss ratio increased compared to 2002 primarily reflecting adverse development and strengthening of prior years' reserves, as described below. The Company's benefits, claims and settlement expenses also reflected underlying improvement in the homeowners loss ratio as a result of loss containment initiatives and the favorable impact of rate increases on earned premiums which was offset by an increase in catastrophe losses. In 2002, the Company's benefits, claims and settlement expenses reflected improvements in both the voluntary automobile and the homeowners loss ratios, including catastrophe losses and the impact of litigation charges, as a result of mild weather, loss containment initiatives and the favorable impact of the Company's restructuring of its Massachusetts automobile business. Favorable property and casualty current accident year loss trends were partially offset by adverse development in prior years' reserves. In 2001, the Company's benefits, claims and settlement expenses were affected adversely by strengthening of prior years' reserves for property and casualty claims and by a high level of non-catastrophe weather-related losses.

Excluding involuntary business, net adverse development of reserves for property and casualty claims occurring in prior years was $58.3 million for the full year 2003, primarily related to automobile liability loss reserves from the 2001 and 2002 accident years, compared to adverse reserve development of $22.3 million in 2002 which was primarily related to (1) automobile loss reserves from accident years 2001 and years prior to 1997 and (2) loss adjustment expense reserves from the 2001 and 2000 accident years for both automobile and homeowners. Adverse development recorded in 2002 also included $1.6 million due to a provision for the costs of resolving class action lawsuits related to diminished value brought against the Company. Net adverse development of total reserves for property and casualty claims occurring in prior years, including involuntary business, was $56.4 million in 2003, $24.0 million in 2002 and $16.5 million in 2001. The Company's property and casualty reserves were $320.9 million, $272.6 million and $272.0 million at December 31, 2003, 2002 and 2001, respectively, net of anticipated reinsurance recoverables.

During 2002 and 2003, the Company made changes in its property and casualty claims function including hiring of new management and claim adjusters (new hires represented over half of the Company's 300 claims employees at December 31, 2003), implementing improved processes and consolidating the previous 17 branch offices into 6 regional claims offices, which began in late-November 2002 and was completed in the first quarter of 2003. Installation and implementation of the new claims administration system, including related process changes, occurred in the third and fourth quarters of 2003 in the first two claims offices with the remaining four offices planned for the first half of 2004.

As part of the claims operation redesign effort, open claim files -- particularly for automobile liability claims -- were reviewed by the new team. In the first half of 2003, these reassessments resulted in a higher projected ultimate liability for automobile liability claims from accident years 2001, 2000 and 1999 and prior. The high level of property and casualty paid and case reserve activity on older bodily injury claims that was observed in the second quarter of 2003 continued in the third quarter as the Company's new claims organization intensified their efforts to bring older claims files up to date. Furthermore, the acceleration of claim disposition rates extended into the third quarter, as the new organization also moved to reduce the backlog of older claims and handle current claims on a timely basis. As a result, the estimation of claims costs, settlement rates and severity has been complicated in recent quarters due to the degree of change involved.

As a result of the factors above, and in light of the pattern of adverse prior years' reserve development observed over the five quarters ended September 30, 2003, at the end of the third quarter, the Company's management retained an independent property and casualty actuarial and claims consulting firm to conduct a detailed review of the Company's claims handling practices and their integration with the Company's reserving practices. The consultant's claims and actuarial specialists reviewed claim files as well as past and current claims handling processes and procedures, including case reserving practices, in each of the Company's six claims offices. They also performed an assessment of the Company's actuarial processes for establishing IBNR and supplemental reserves.

The Company's December 31, 2003 actuarial analysis and reserve estimates incorporated the observations of the consultant's claims and reserving practices review. The low and high end of a reasonable range of reserve estimates for all of the Company's coverages indicated net claim reserve levels of $286 million and $338 million, respectively. In recording the December 31, 2003 net reserves of $320.9 million, the Company assessed the relative weight given to emerging claim trends resulting from recent business process changes, pricing and claims handling. Based upon this analysis, the Company selected a higher point in the range for reserves related to the automobile liability coverages.

The following table quantifies the amount of adverse/(favorable) reserve development recorded in each quarter in 2003 for each line of business and the accident years to which the re-estimates relate:

	Total	Voluntary Automobile	Total Property	Other Property & Casualty
Three months ended March 31, 2003				
Accident Years:				
2002	$ 0.8	$ 1.1	$(0.9)	$ 0.6
2001	1.4	1.7	0.6	(0.9)
2000 & Prior	2.1	2.8	(0.1)	(0.6)
Total	$ 4.3	$ 5.6	$(0.4)	$(0.9)
Three months ended June 30, 2003				
Accident Years:				
2002	$ 5.8	$ 6.4	$(0.6)	$ -
2001	0.7	1.0	(0.3)	-
2000 & Prior	3.4	2.8	0.2	0.4
Total	$ 9.9	$10.2	$(0.7)	$ 0.4
Three months ended September 30, 2003				
Accident Years:				
2002	$12.9	$10.7	$ 1.3	$ 0.9
2001	8.8	9.0	0.2	(0.4)
2000 & Prior	8.4	7.7	0.1	0.6
Total	$30.1	$27.4	$ 1.6	$ 1.1
Three months ended December 31, 2003				
Accident Years:				
2002	$ 7.8	$ 6.9	$ 0.3	$ 0.6
2001	1.9	1.9	-	-
2000 & Prior	2.4	5.0	(0.2)	(2.4)
Total	$12.1	$13.8	$ 0.1	$(1.8)

During 2000, the Company noted increases in paid severities in excess of the original expectations in its direct voluntary automobile line of business. As a result, the Company continued to monitor such severity trends until such time as the Company believed that they were sufficiently credible to require adjustment to the Company's claim and claim expense reserve projections. Accordingly, the Company revised its projections in the fourth quarter of 2000 to give greater weight to the increasing trend of claim severities.

In 2001, the Company refined its claim reserving methodologies and trend analyses including more detailed analyses of subrogation recovery activity on business ceded to the state automobile insurance facility in Massachusetts. The nature of the adverse trends in the second and fourth quarters of 2001 that caused the Company to increase reserves consisted primarily of the following: (1) an increase in the frequency and severity of educators excess professional liability claims; (2) the utilization of selected ultimate subrogation recoverables that were not trending with actual recoveries; and (3) the utilization of selected ultimate loss ratios in establishing reserves for ceded voluntary automobile excess liability claims and ceded Massachusetts involuntary automobile reserves that were not trending with actual results.

In the third quarter of 2002, the Company increased its reserves for prior accident years primarily related to allocated claim adjustment expenses for the voluntary automobile and homeowners lines and claims for the educator excess professional liability product. The Company had noted increases in paid claims and claim expenses for prior accident years in these lines during the first and second quarters of 2002 and continued to monitor such adverse trends until such time as the Company believed that they were sufficiently credible to require adjustment of the reserves. As a result, the Company revised its loss projections in the third quarter of 2002, incorporating the higher paid claims and claim expense trends.

In the fourth quarter of 2002, the Company increased its reserves for prior accident years related primarily to (1) automobile claim reserves from accident years 2001, 2000 and years prior to 1997 and (2) allocated and unallocated claim expense reserves from the 2001 accident year for both automobile and homeowners. During the third and fourth quarters of 2002, the Company continued to closely monitor emerging trends in (1) the severity of payments on previously reported losses for voluntary automobile and (2) paid claim adjustment expenses for these prior accident years until such time as the Company believed that the trends were sufficiently credible to require adjustment of the reserves. As a result, the Company revised its projections in the fourth quarter of 2002, incorporating the higher paid claims and claim expense trends.

As the Company's claims operation redesign efforts progressed during 2003, the elevated level of claim payments and case reserve activity related to prior accident years continued. Consequently, the Company revised its loss projections throughout 2003, most notably in the third quarter, as greater relative weight was given to the emerging claim trends.

At the time each of the reserve analyses were performed, the Company believed that each estimate was based upon sound and correct methodology, that such methodology was appropriately applied and that there were no trends which indicated the likelihood of future adverse development. The financial impact of the net reserve strengthening was therefore accounted for in the period that the change was determined.

For 2003, total incurred property and casualty catastrophe losses were $33.2 million, the Company's record high, compared to $11.9 million in 2002 and $11.2 million in 2001. The 2003 increase generated approximately 4 percentage points of the increase in the property and casualty loss ratio. Homeowners claims from the California wildfires, net of anticipated reinsurance recoveries, represented $12.0 million of the 2003 losses and occurred in the fourth quarter. Claims from Hurricane Isabel, primarily in the homeowners line, represented $5.0 million of the losses and occurred in the third quarter of 2003. Incurred catastrophe losses in 2001 included a net benefit of $1.1 million due to favorable development of reserves for 2000 catastrophe losses.

Including the higher level of catastrophe losses, the property loss ratio of 82.6% for 2003 increased approximately 1.5 percentage points compared to 2002 in spite of a 13 percentage point increase attributable to higher catastrophe losses in 2003. The adverse impact of catastrophes was nearly offset by an increase in average premium per policy and an improvement in loss frequency as a result of loss containment initiatives such as tightened underwriting guidelines, deductible management and an aggressive reunderwriting program. The property loss ratio was 97.0% in 2001.

The voluntary automobile loss ratio for 2003 increased approximately 13 percentage points compared to the prior year. The loss ratio in 2003 included 14.5 percentage points due to adverse development of prior years' reserves compared to an impact of approximately 4 percentage points a year earlier. The voluntary automobile loss ratio for 2002 decreased approximately 2 percentage points compared to 2001.

As disclosed in the Company's Annual Reports on Form 10-K for 2002 and 2001, early in 2001 management discovered deficiencies in the tax compliance testing procedures associated with certain of the Company's life insurance policies that could jeopardize the tax status of some of those life policies. Deficiencies in the Company's computer-based monitoring of premiums, combined with the complexity of certain of the Company's life insurance products, resulted in the acceptance of too much premium for certain policies under the applicable tax test the Company was using. As a result of this discovery, the Company retained outside experts to assist with the investigation and remediation of this issue. The deficiencies in the testing procedures related to compliance with Internal Revenue Code ("IRC") Section 7702 (Definition of Life Insurance) were identified and corrected. Such a problem is not uncommon in the life insurance industry and the Company pursued a remedy following Internal Revenue Service ("IRS") procedures that have been established to address this type of situation. The Company recorded $2.0 million of policyholder benefits in the Corporate and Other segment in the fourth quarter of 2001, as well as $1.0 million of operating expense, which represented the Company's best estimate of the costs to the Company to resolve these problems. In July 2003, the Company entered into agreements with the IRS resolving its compliance with IRC Section 7702 (Definition of Life Insurance). The accrual established at December 31, 2001 was adequate to cover these costs.

The Company is in the process of identifying and correcting any related deficiencies in the testing procedures and quantifying any potential exposure associated with IRC Section 7702A (Modified Endowment Contracts). The Company recorded $0.8 million of operating expense in the Corporate and Other segment in the second quarter of 2003 which represents its current best estimate of the costs to the Company to complete this correction and assessment process. By the end of 2004, the Company expects to have completed implementation of its testing procedures. In 2005, the Company expects to quantify its potential exposure, if any, associated with IRC Section 7702A.

Interest Credited to Policyholders

	Year Ended December 31,		Growth Over Prior Year		Year Ended December 31,
	2003	2002	Percent	Amount	2001
Annuity	$ 71.3	$68.4	4.2%	$2.9	$67.9
Life	31.7	30.0	5.7%	1.7	28.6
Total	$103.0	$98.4	4.7%	$4.6	$96.5

Compared to the prior year, the 2003 increase in annuity segment interest credited reflected an 8.9% increase in average accumulated fixed deposits, partially offset by a 22 basis point decline in the average annual interest rate credited to 4.6%. Compared to the 2001 rate of 5.1%, the fixed annuity average annual interest rate credited decreased to 4.8% for 2002. Offsetting the decline in the rate credited, the average accumulated fixed deposits increased 6.4% for 2002 compared to 2001. Life insurance interest credited increased in both 2003 and 2002 as a result of the growth in interest-sensitive life insurance reserves.

Operating Expenses

In 2003, operating expenses increased $6.1 million, or 4.6%, compared to 2002 including an increase in investments in technology and property and casualty underwriting initiatives as well as fees related to the Company's life subsidiary surplus relief transaction. In 2002, operating expenses increased $7.5 million, or 6.1%, compared to 2001. The higher level of company-wide expense was due predominantly to increased employee benefits costs, including transition costs related to changes in the Company's defined benefit pension plan, and reduced employee incentive compensation expenses in 2001. Excluding these factors, operating expenses for the two periods were approximately equal.

In 2001, the Company determined that it would freeze its defined benefit pension plan in 2002 and move to a defined contribution structure. Costs of transitioning to the new structure, based upon assumptions of future events, were $4.8 million and $6.2 million in 2003 and 2002, respectively, and are currently estimated to be approximately $4 million for 2004. These costs are largely as a result of settlement accounting provisions that are expected to be triggered as a result of the higher retirement rate currently being experienced by the Company, coupled with more retirees choosing lump sum distributions, and the impact of declines in the market value of the pension plan's assets in 2002 and 2001.

The Company's policy with respect to funding the defined benefit pension plan is to contribute amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payments consistent with the funding requirements of federal laws and regulations. In 2002, the Company contributed $7.9 million to the defined benefit pension plan, which was greater than the $1.8 million actuarially-determined required minimum amount, reflecting a degree of conservatism which the Company believed to be appropriate in light of the then current volatility in the financial markets. In 2003, the Company contributed $8.8 million to the defined benefit pension plan, with the entire amount being in excess of the required minimum amount. Based on assumptions at the time of this Report on Form 10-K, the Company anticipates contributing approximately $3.5 million to the defined benefit pension plan in 2004. All defined benefit pension plan investments are set aside in a trust fund.

The property and casualty GAAP expense ratio of 23.7% for the year ended December 31, 2003 increased approximately 1 percentage point over 2002, and the 2002 ratio increased approximately 1.5 percentage points over 2001, in both cases primarily reflecting the property and casualty segment's portion of the increase in corporate-wide expenses.

Amortization of Policy Acquisition Expenses and Intangible Assets

For 2003, the combined amortization of policy acquisition expenses and intangible assets was $69.3 million compared to $67.0 million recorded in 2002 and $63.8 million recorded in 2001. Amortization of intangible assets was $5.0 million for the year ended December 31, 2003 compared to $5.7 million for 2002 and $5.8 million in 2001. Amortization of goodwill, which was $1.6 million in 2001, was eliminated with the 2002 adoption of SFAS No. 142, "Goodwill and Other Intangible Assets".

Amortized policy acquisition expenses of $64.3 million in 2003 were $3.0 million more than the prior year and 2002 amortization exceeded 2001 by $3.3 million, in both cases primarily related to the property and casualty segment.

Income Tax Expense

The effective income tax rate on the Company's pretax income, including realized investment gains and losses, was a tax of 1.0% for the year ended December 31, 2003 compared to a benefit of 46.8% for 2002 and a tax of 9.5% for 2001.

Income from investments in tax-advantaged securities reduced the effective income tax rate 36.3, 76.2 and 13.4 percentage points for the years ended December 31, 2003, 2002 and 2001, respectively. While the amount of income from tax-advantaged securities in 2003 increased somewhat compared to 2002, the reduced level of income before income taxes in 2002 resulted in this having a more significant impact on the 2002 effective income tax rate. The impact of tax advantaged securities in 2002 included 13.3 percentage points from the prior year's tax return. Also in 2002 and 2001, the Company's tax provision was reduced by $0.8 million and $3.0 million, respectively, reflecting the release of excess tax provision previously recorded, representing 9.9 and 10.7 percentage points, respectively.

Net Income

For 2003, the Company reported net income of $19.0 million, or $0.44 per share, compared to $11.3 million, or $0.28 per share, for 2002 and $25.6 million, or $0.63 per share, in 2001. In 2003, net income was negatively impacted by adverse development and strengthening of prior years' property and casualty reserves as well as a significant level of catastrophe losses, partially offset by net realized gains on securities. 2003 net income comparisons to 2002 were also negatively impacted by decreases in investment income. These negative prior year comparisons were partially offset by the impact of property and casualty rate increases on earned premiums and favorable property loss results excluding the impact of catastrophes.

Net income in 2002 as compared to 2001 benefited from positive developments in the Company's property and casualty segment including: the impact of rate increases on earned premiums; improved 2002 accident year loss trends; lower weather-related losses; and the Company's restructuring of its Massachusetts automobile business. In addition, net income in 2002 benefited from the January 1, 2002 discontinuance of goodwill amortization. These positive prior year comparisons were partially offset by greater adverse development of property and casualty prior years' reserves. Net income in 2002 was also negatively affected by (1) the significant level of realized investment losses, (2) decreases in investment income due to lost income related to investment credit issues and declining interest rates, (3) tightening margins on variable annuities resulting from adverse market conditions and (4) higher company-wide operating expenses resulting primarily from transition costs related to changes in the Company's retirement plans and lower employee incentive compensation in 2001.

Net income (loss) by segment and net income per share were as follows:

	Year Ended December 31,		Growth Over Prior Year		Year Ended December 31,
	2003	2002	Percent	Amount	2001
Net income (loss)					
Property & casualty					
Before catastrophe losses	$ 3.8	$ 27.7	-86.3%	$(23.9)	$ 12.5
Catastrophe losses, after tax	(21.6)	(7.8)		(13.8)	(7.3)
Total including catastrophe losses	(17.8)	19.9		(37.7)	5.2
Annuity	14.4	17.0	-15.3%	(2.6)	20.6
Life	13.4	18.9	-29.1%	(5.5)	18.7
Corporate and other (1)	9.0	(44.5)		53.5	(18.9)
Total	$ 19.0	$ 11.3	68.1%	$ 7.7	$ 25.6
Net income per share, diluted	$ 0.44	$ 0.28	57.1%	$ 0.16	$ 0.63
Property and casualty					
GAAP combined ratio:					
Before catastrophe losses	106.1%	99.6%		6.5%	104.6%
After catastrophe losses	112.3%	101.9%		10.4%	106.8%

(1) The Corporate and Other segment includes interest expense on debt, realized investment gains and losses, certain public company expenses and other corporate level items. The Company does not allocate the impact of corporate level transactions to the insurance segments, consistent with management's evaluation of the results of those segments.

Net income for the property and casualty segment has been significantly impacted by adverse development of prior years' reserves and, in 2003, catastrophe losses which are described in "Results of Operations for the Three Years Ended December 31, 2003 -- Benefits, Claims and Settlement Expenses".

Annuity segment net income in 2003 decreased $2.6 million compared to 2002 which, in turn, declined by $3.6 million compared to 2001. 2003 income was adversely impacted by a reduction in the pretax net interest margin of $6.2 million, reflecting spread compression due to lower investment income. Partially offsetting this, valuation of annuity segment deferred acquisition costs and value of acquired insurance in force at December 31, 2003 resulted in a $2.6 million reduction in amortization compared to a minimal impact resulting from similar valuations a year earlier. 2002 annuity segment net income, particularly for the last half of 2002, was adversely impacted by reductions in investment income as a result of investment credit issues, declining interest rates and the increase in company-wide operating expenses.

Life segment net income decreased $5.5 million compared to 2002, primarily reflecting a decline in investment income, an increase in mortality costs and fees in 2003 related to the Company's surplus relief transactions. 2002 life segment net income was comparable to 2001.

The change in the 2003 net income (loss) for the Corporate and Other segment compared to 2002 primarily reflected realized investment gains in 2003 compared to realized investment losses, including impairment charges, in 2002. Interest expense on the Company's outstanding debt decreased compared to the prior year, reflecting refinancing transactions completed in the last eight months of 2002. The increase in the net loss for the corporate and other segment in 2002 compared to 2001 primarily reflected the significant increase in realized investment losses in 2002, as described above. This segment benefited from the change in accounting, which was effective January 1, 2002, that eliminated goodwill amortization. For the year ended December 31, 2001, amortization of goodwill was $1.6 million. In 2001, the loss for the corporate and other segment reflected (1) a pretax charge of $3.0 million related to problems with the life insurance tax status of certain of the Company's life policies and also (2) a $3.0 million reduction of the Company's tax provision, reflecting the release of excess tax provision previously recorded.

In May, September and October 2002, the Company used a portion of the proceeds from the sale of its Convertible Notes to repay the balance outstanding under the previous Bank Credit Agreement and repurchase $71.4 million of its outstanding Senior Notes and $53.0 million aggregate principal amount, $25.2 million carrying value, of its outstanding Senior Convertible Notes. The debt retirement in 2002 resulted in a pretax charge of $2.3 million. In June 2002, the Company recorded a pretax charge of $1.6 million to income, representing the Company's best estimate of the costs of resolving class action lawsuits related to diminished value brought against the Company. In addition, in the third quarter of 2002 the Company recorded a pretax charge of $4.2 million due to restructuring of its property and casualty claim operations. These three charges were reflected in the Corporate and Other net loss for the year ended December 31, 2002.

In 2001, the Company reached conclusion on its strategic direction for automobile business in the State of Massachusetts and recorded charges of $7.3 million pretax related to actions to restructure its presence in the Massachusetts automobile market. Also in 2001, the Company recorded federal income tax benefits of $1.3 million due to resolution of the Company's liability for the 1997 tax year.

Return on shareholders' equity based on net income was 3%, 2% and 6% for the 12 months ended December 31, 2003, 2002 and 2001, respectively.

Based on the Company's full year 2003 results and generally positive underlying operating trends, at the time of this Report on Form 10-K, management anticipates that 2004 full year net income before realized investment gains and losses will be within a range of $1.20 to $1.30 per share. This projection reflects management's anticipation of improvement in the underlying (current accident year) property and casualty combined ratio and stabilization of income from the annuity and life segments. As described in "Critical Accounting Policies," certain of the Company's significant accounting measurements require the use of estimates and assumptions. As additional information becomes available, adjustments may be required. Those adjustments are charged or credited to income for the period in which the adjustments are made and may impact actual results compared to management's current estimate. A projection of net income is not accessible on a forward-looking basis because it is not possible to provide a reliable forecast of realized investment gains and losses, which can vary substantially from one period to another and may have a significant impact on net income.

Liquidity and Financial Resources

Special Purpose Entities

At December 31, 2003, 2002 and 2001, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

Related Party Transactions

The Company does not have any contracts or other transactions with related parties that are required to be reported under the applicable securities laws and regulations.

Ariel Capital Management, Inc., HMEC's largest shareholder with 30% of the common shares outstanding per their SEC filing on Form 13F as of December 31, 2003, is the investment adviser for two of the mutual funds offered to the Company's annuity customers. In addition, T. Rowe Price Associates, Inc., HMEC's third largest shareholder with 8% of the common shares outstanding per their SEC filing on Form 13F as of December 31, 2003, is the investment advisor for two of the mutual funds offered to the Company's annuity customers.

Investments

Information regarding the Company's investment portfolio, which is comprised primarily of investment grade, fixed income securities, is located in "Business -- Investments".

Cash Flow

The short-term liquidity requirements of the Company, within a 12-month operating cycle, are for the timely payment of claims and benefits to policyholders, operating expenses, interest payments and federal income taxes. Cash flow in excess of these amounts has been used to fund business growth, retire short-term debt, pay dividends to shareholders and repurchase shares of the Company's common stock. Long-term liquidity requirements, beyond one year, are principally for the payment of future insurance policy claims and benefits and retirement of long-term debt.

Operating Activities

As a holding company, HMEC conducts its principal operations in the personal lines segment of the property and casualty and life insurance industries through its subsidiaries. HMEC's insurance subsidiaries generate cash flow from premium and investment income, generally well in excess of their immediate needs for policy obligations, operating expenses and other cash requirements. Cash provided by operating activities primarily reflects net cash generated by the insurance subsidiaries. For 2003, net cash provided by operating activities decreased compared to 2002 reflecting an increase in federal income taxes paid, a reduction in investment income collected, and an increase in net cash used for insurance underwriting. In 2003 and 2002, the Company made cash contributions to its defined benefit pension plan trust fund of $8.8 million and $7.9 million, respectively, both exceeding the actuarially-determined required minimum amount.

Payment of principal and interest on debt, fees related to the catastrophe-linked equity put option and reinsurance agreement, dividends to shareholders and parent company operating expenses, as well as the share repurchase program, are dependent upon the ability of the insurance subsidiaries to pay cash dividends or make other cash payments to HMEC, including tax payments pursuant to tax sharing agreements. The insurance subsidiaries are subject to various regulatory restrictions which limit the amount of annual dividends or other distributions, including loans or cash advances, available to HMEC without prior approval of the insurance regulatory authorities. Dividends which may be paid by the insurance subsidiaries to HMEC during 2004 without prior approval are approximately $43 million. Although regulatory restrictions exist, dividend availability from subsidiaries has been, and is expected to be, adequate for HMEC's capital needs.

Investing Activities

HMEC's insurance subsidiaries maintain significant investments in fixed maturity securities to meet future contractual obligations to policyholders. In conjunction with its management of liquidity and other asset/liability management objectives, the Company, from time to time, will sell fixed maturity securities prior to maturity and reinvest the proceeds in other investments with different interest rates, maturities or credit characteristics. Accordingly, the Company has classified the entire fixed maturity securities portfolio as "available for sale."

Financing Activities

Financing activities include primarily payment of dividends, the receipt and withdrawal of funds by annuity contractholders, repurchases of the Company's common stock, and borrowings, repayments and repurchases related to its debt facilities. Fees related to the catastrophe-linked equity put option and reinsurance agreement, which augments the Company's traditional reinsurance program, have been charged directly to additional paid-in capital.

For the year ended December 31, 2003, receipts from annuity contracts increased 13.4%. Annuity contract maturities and withdrawals decreased $97.0 million, or 51.1%, compared to the prior year. Cash value retentions for variable and fixed annuity options were 92.8% and 95.1%, respectively, for the 12 month period ended December 31, 2003. Net transfers to variable annuity accumulated cash values increased $95.8 million compared to the prior year.

Contractual Obligations

	Payments Due By Period As of December 31, 2003				
	Total	Less Than 1 Year (2004)	1 - 3 Years (2005 and 2006)	3 - 5 Years (2007 and 2008)	More Than 5 Years (2009 and beyond)
Short-term Obligations (1):					
Bank Credit Facility	$ 25,781	$ 550	$25,231	-	-
Long-Term Debt Obligations (1):					
Convertible Notes Due 2032	256,694	3,484	6,968	$1,742	$244,500
Senior Notes Due 2006	33,337	1,895	31,442	-	-
Total...	$315,812	$5,929	$63,641	$1,742	$244,500

(1) Includes principal and interest.

The Company has entered into various operating lease agreements, primarily for computer equipment, computer software and real estate (agency and claims offices across the country and portions of the home office complex). These leases have varying commitment periods with most in the 1 to 3 year range. Payments on these leases were approximately $10 million in 2003 and approximately $8 million for each of the years ended December 31, 2002 and 2001. It is anticipated that the Company's payments under operating leases for the full year 2004 will be comparable to the 2003 payments. The Company does not have any other arrangements that expose it to material liability that are not recorded in the financial statements.

Capital Resources

The Company has determined the amount of capital which is needed to adequately fund and support business growth, primarily based on risk-based capital formulas including those developed by the National Association of Insurance Commissioners ("NAIC"). Historically, the Company's insurance subsidiaries have generated capital in excess of such needed capital. These excess amounts have been paid to HMEC through dividends. HMEC has then utilized these dividends and its access to the capital markets to service and retire long-term debt, increase and pay dividends to its shareholders, fund growth initiatives, repurchase shares of its common stock and for other corporate purposes. Management anticipates that the Company's sources of capital will continue to generate capital in excess of the needs for business growth, debt interest payments and shareholder dividends.

The total capital of the Company was $700.2 million at December 31, 2003, including $144.7 million of long-term debt and $25.0 million of short-term debt outstanding. Total debt represented 27.4% of capital excluding unrealized investment gains and losses (24.2% including unrealized investment gains and losses) at December 31, 2003, slightly above the Company's long-term target of 25%.

Shareholders' equity was $530.5 million at December 31, 2003, including a net unrealized gain in the Company's investment portfolio of $81.6 million after taxes and the related impact on deferred policy acquisition costs and the value of acquired insurance in force associated with annuity and interest-sensitive life policies. The market value of the Company's common stock and the market value per share were $596.8 million and $13.97, respectively, at

December 31, 2003. Book value per share was $12.42 at December 31, 2003 ($10.51 excluding investment fair value adjustments).

On May 14, 2002, the Company issued $353.5 million aggregate principal amount of 1.425% Senior Convertible Notes ("Senior Convertible Notes"), which will mature on May 14, 2032, at a discount of 52.5% resulting in an effective yield of 3.0%. The Senior Convertible Notes were privately offered only to qualified institutional buyers under Rule 144A under the Securities Act of 1933 and outside the U.S. to non-U.S. persons under Regulation S under the Securities Act of 1933. A Securities and Exchange Commission registration statement registering the Senior Convertible Notes was declared effective on November 4, 2002. At a meeting held on September 10 and 11, 2002, the Company's Board of Directors authorized the Company to repurchase, from time to time, for cash or other consideration, its Senior Convertible Notes. As of December 31, 2002, net proceeds from the sale of the Senior Convertible Notes had been used to (1) repay the $53.0 million balance outstanding under the previous Bank Credit Agreement on May 14, 2002, (2) repurchase a total of $71.4 million aggregate principal amount of the Company's outstanding 6 5/8% Senior Notes due January 15, 2006 ("Senior Notes") at an aggregate cost of $74.7 million, and (3) repurchase $53.0 million aggregate principal amount, $25.2 million carrying value, of the Company's outstanding Senior Convertible Notes at an aggregate cost of $22.8 million. The remaining proceeds were used for general corporate purposes. In addition to the cash repurchase transactions, in December 2002 the Company repurchased an additional $56.0 million aggregate principal amount, $26.6 million carrying value, of the outstanding Senior Convertible Notes at an aggregate cost of $26.0 million in a non-cash transaction. As consideration for this repurchase, 1.8 million shares of HMEC's common stock were issued.

Interest on the Senior Convertible Notes is payable semi-annually at a rate of 1.425% from November 14, 2002 until May 14, 2007. After that date, cash interest will not be paid on the Senior Convertible Notes prior to maturity unless contingent cash interest becomes payable. From May 15, 2007 through maturity of the Senior Convertible Notes, interest will be recognized at the effective rate of 3.0% and will represent the accrual of discount, excluding any contingent cash interest that may become payable. Contingent cash interest becomes payable if the average market price of a Senior Convertible Note for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the Senior Convertible Note's issue price, accrued original issue discount and accrued cash interest, if any, for such Senior Convertible Note. The contingent cash interest payable per Senior Convertible Note with respect to any quarterly period within any six-month period will equal the then applicable conversion rate multiplied by the greater of (1) $0.105 or (2) any regular cash dividends paid by the Company per share on HMEC's common stock during that quarterly period.

The Senior Convertible Notes will be convertible at the option of the holders into shares of HMEC's common stock at a conversion price of $26.74, if the conditions for conversion are satisfied. Holders may also surrender Senior Convertible Notes for conversion during any period in which the credit rating assigned to the Senior Convertible Notes is Ba2 or lower by Moody's or BB+ or lower by S&P, the Senior Convertible Notes are no longer rated by either Moody's or S&P, or the credit rating assigned to the Senior Convertible Notes has been suspended or withdrawn by either Moody's or S&P. The Senior Convertible Notes will cease to be convertible pursuant to this credit rating criteria during any period or periods in which all of the credit ratings are increased above such levels. The Senior Convertible Notes are redeemable by HMEC in whole or in part, at any time on or after May 14, 2007, at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the applicable redemption date. The holders of the Senior Convertible Notes may require HMEC to purchase all or a portion of their Senior Convertible Notes on either May 14, 2007, 2012, 2017, 2022, or 2027 at stated prices plus accrued cash interest, if any, to the purchase date. HMEC may pay the purchase price in cash or shares of HMEC common stock or in a combination of cash and shares of HMEC common stock.

The Senior Convertible Notes have an investment grade rating from Standard & Poor's Corporation ("S&P") (BBB), Moody's Investors Service, Inc. ("Moody's") (Baa3), Fitch Ratings, Ltd. ("Fitch") (BBB+), and A.M. Best Company, Inc. ("A.M. Best") (bbb-). Also see "Financial Ratings". The Senior Convertible Notes are traded in the open market (HMN 1.425).

In January 1996, the Company issued $100.0 million aggregate principal amount of 6 5/8% Senior Notes ("Senior Notes") at a discount of 0.5% which will mature on January 15, 2006. In 2002, the Company repurchased $71.4 million aggregate principal amount of its outstanding Senior Notes utilizing a portion of the proceeds from the issuance of the Senior Convertible Notes, as described above. Interest on the Senior Notes is payable semi-annually. The Senior Notes are redeemable in whole or in part, at any time, at the Company's option. The Senior Notes have an investment grade rating from S&P (BBB), Moody's (Baa3), Fitch (BBB+) and A.M. Best (bbb-). The Senior Notes are traded on the New York Stock Exchange (HMN 6 5/8).

On December 31, 2003, the Company borrowed $25.0 million under its Bank Credit Agreement at an interest rate of Interbank Offering Rate plus 1.0%, or 2.2%. The Bank Credit Agreement provides for unsecured borrowings of up to $25.0 million, with a provision that allows the commitment amount to be increased to $35.0 million (the "Bank Credit Facility"). The Bank Credit Facility expires on May 31, 2005. Interest accrues at varying spreads relative to corporate or eurodollar base rates and is payable monthly or quarterly depending on the applicable base rate. The unused portion of the Bank Credit Facility is subject to a variable commitment fee, which was 0.25% on an annual basis at December 31, 2003.

To provide additional capital management flexibility, the Company filed a "universal shelf" registration on Form S-3 with the SEC in December 2003. The registration statement, which registers the offer and sale by the Company from time to time of up to $300 million of various securities, which may include debt securities, preferred stock, common stock and/or depositary shares, was declared effective on December 30, 2003. No securities associated with the registration statement have been issued as of the date of this Report on Form 10-K.

The Company's ratio of earnings to fixed charges for the year ended December 31, 2003 was 4.0x, reflecting the impact of $56.4 million of pretax adverse development of prior years' property and casualty reserves recorded in 2003, compared to 1.9x for the prior year which reflected $49.4 million of pretax realized investment losses recognized during 2002.

Total shareholder dividends were $18.0 million for the year ended December 31, 2003. In March 2004, the Board of Directors announced a regular quarterly dividend of $0.105 per share.

Information regarding the reinsurance program for the Company's property and casualty segment is located in "Business -- Property and Casualty Segment -- Property and Casualty Reinsurance".

On December 31, 2003, the Company's primary life insurance subsidiary, Horace Mann Life Insurance Company ("HMLIC"), entered into a reinsurance agreement with the United States branch of Sun Life Assurance Company of Canada ("SLACC") which replaced the 2002 agreement with Sun Life Reinsurance Company Limited ("SLRCL"), a member of the Sun Life Financial Group. Under the terms of the December 31, 2003 agreement, which is expected to be in place for a five year period, HMLIC ceded to SLACC, on a combination coinsurance and modified coinsurance basis, a 75% quota share of HMLIC's in force interest-sensitive life block of business issued prior to January 1, 2002. SLACC assumes its proportional share of all risks attendant to the business reinsured such as mortality, persistency and investment risk, reducing HMLIC's liabilities under statutory accounting principles to the extent of the ceded commission. The initial ceded commission received by HMLIC was $50.0 million and resulted in a $32.5 million after-tax increase in HMLIC's statutory surplus. Subsequent growth in HMLIC's statutory surplus is expected to be reduced by approximately $6.5 million annually, as the coinsurance reserve declines over the term of the agreement. Fees related to these transactions, which are anticipated to reduce the Company's pretax GAAP income by approximately $1 million in 2004, are also expected to decline over the term of the agreement. These transactions improved the statutory operating leverage and risk-based capital ratio of HMLIC in 2003 and 2002. The agreement contains a condition whereby HMLIC must maintain an S&P financial strength rating of BBB- or higher. If this condition is not maintained for a period of more than 60 consecutive days, HMLIC may recapture the agreement without penalty after giving 30 days written notice.

Financial Ratings

The Company's principal insurance subsidiaries are rated by Standard & Poor's Corporation ("S&P"), Moody's Investors Service, Inc. ("Moody's"), Fitch Ratings, Ltd. ("Fitch") and A.M. Best Company, Inc. ("A.M. Best"). These rating agencies have also assigned ratings to the Company's long-term debt securities.

Assigned ratings as of March 1, 2004 were as follows (the insurance financial strength ratings for the Company's property and casualty insurance subsidiaries and the Company's principal life insurance subsidiary are the same, except where indicated):

As of March 1, 2004	Insurance Financial Strength Ratings	(Outlook)	Debt Ratings	(Outlook)
S&P (1)	A	(negative)	BBB	(negative)
Moody's (1)	P&C: A3	(negative)	Baa3	(negative)
	Life: A3	(stable)		
Fitch	A+	(negative)	BBB+	(negative)
A.M. Best	A-	(stable)	bbb-	(stable)

(1) This agency has not yet rated Horace Mann Lloyds.

In October 2003, Fitch lowered by one notch the insurance financial strength and senior debt ratings of Horace Mann Educators Corporation. The financial strength ratings of the Company's insurance subsidiaries were lowered to "A+" from "AA-" and the senior debt ratings were lowered to "BBB+" from "A-". At that time, the outlook for each of the ratings was Stable.

Fitch indicated that the rating action reflected their belief that it will be difficult for Horace Mann's property and casualty operations to return to the significantly better than industry average underwriting performance that had historically been achieved. Additionally, Fitch believed that life and annuity earnings and surplus growth for 2003 would be below historical levels due to spread compression on the fixed annuity products and lower levels of separate account assets under management. Fitch also indicated that the ratings continue to be supported by the Company's strong risk based capitalization, well defined market niche in the educator market, strong reinsurance protection and a high quality, liquid investment portfolio. Fitch noted that the Company continues to have an advantageous position in the educator marketplace and reasonable business strategies for profitable growth.

On October 27, 2003, the Company pre-announced the third quarter 2003 adverse development and strengthening of property and casualty reserves and the related impact on net income for the third quarter of 2003. Following this announcement, S&P placed the Company's "BBB+" debt ratings and "A+" financial strength ratings on CreditWatch with negative implications. Moody's also placed the Company's "Baa2" debt ratings and "A2" insurance financial strength ratings on review for possible downgrade. Both rating agencies noted that they would review and update their analyses of the Company's property and casualty reserve adequacy and development trends, as well as prospective earnings, interest coverage, capitalization levels and spread compression on the Company's annuity business.

In November 2003, A.M. Best lowered by one notch the Company's financial strength and debt ratings. The financial strength rating was lowered to “A-” from “A” and the debt ratings were lowered to “bbb-” from “bbb+”. A.M. Best indicated that the downgrades reflected the decline in capitalization driven by unfavorable operating results in recent years in the property and casualty operations. A.M. Best also noted that, although it had declined, the property and casualty capital position continued to support the “A- (Excellent)” rating. A.M. Best's announcement also noted positive factors regarding the Company's operations, similar to the Fitch announcement in October 2003. The outlook for each of the ratings is Stable, as confirmed in a subsequent press release which A.M. Best issued in December 2003.

In December 2003, Moody's lowered by one notch the Company's financial strength and debt ratings primarily as a result of the Company's ongoing struggles with adverse development of prior years' property and casualty reserves and the impact that has had on earnings and organic capital growth. The financial strength rating was lowered to “A3” from “A2” and its debt rating was lowered to “Baa3” from “Baa2”. The outlook for the debt rating and the financial strength rating for the property and casualty subsidiaries remained Negative, reflecting the agency's continued concerns with the Company's ability to improve earnings over the near-term. The outlook for the financial strength rating of the principal life subsidiary is Stable.

Also in December 2003, S&P lowered by one notch the Company's financial strength and debt ratings, citing reasons similar to those of Moody's. The financial strength rating was lowered to “A” from “A+” and the debt rating was lowered to “BBB” from “BBB+”. Although the announcement noted a number of positive operating factors, the outlook for each of the ratings remained Negative.

In February 2004, Fitch revised the outlook on the Company's “A+” financial strength ratings and “BBB+” debt ratings to Negative. The change in outlook followed the Company's announcement of fourth quarter and full year 2003 earnings which included property and casualty results that were outside of Fitch's previous expectations. Fitch reiterated that the Company's solid risk-based capitalization, sound catastrophe reinsurance program and high quality, liquid investment portfolio continue to support the ratings as assigned.

Market Value Risk

Market value risk, the Company's primary market risk exposure, is the risk that the Company's invested assets will decrease in value. This decrease in value may be due to a change in (1) the yields realized on the Company's assets and prevailing market yields for similar assets, (2) an unfavorable change in the liquidity of the investment, (3) an unfavorable change in the financial prospects of the issuer of the investment, or (4) a downgrade in the credit rating of the issuer of the investment. See also "Results of Operations for the Three Years Ended December 31, 2003 -- Realized Investment Gains and Losses".

Significant changes in interest rates expose the Company to the risk of experiencing losses or earning a reduced level of income based on the difference between the interest rates earned on the Company's investments and the credited interest rates on the Company's insurance liabilities.

The Company manages its market value risk by coordinating the projected cash inflows of assets with the projected cash outflows of liabilities. For all its assets and liabilities, the Company seeks to maintain reasonable durations, consistent with the maximization of income without sacrificing investment quality, while providing for liquidity and diversification. The investment risk associated with variable annuity deposits and the underlying mutual funds is assumed by those contractholders, and not by the Company. Certain fees that the Company earns from variable annuity deposits are based on the market value of the funds deposited.

Through active investment management, the Company invests available funds with the objective of funding future obligations to policyholders, subject to appropriate risk considerations, and maximizing shareholder value. This objective is met through investments that (1) have similar characteristics to the liabilities they support; (2) are diversified among industries, issuers and geographic locations; and (3) are predominately investment-grade fixed maturity securities classified as available for sale. No derivatives are used to manage the exposure to interest rate risk in the investment portfolios. At December 31, 2003, approximately 20% of the fixed investment portfolio represented investments supporting the property and casualty operations and approximately 80% supported the life and annuity business. For a discussion regarding the Company's investments see "Business -- Investments."

The Company's life and annuity earnings are affected by the spreads between interest yields on investments and rates credited or accruing on life and fixed annuity insurance liabilities. Although substantially all credited rates on fixed annuities may be changed annually (subject to minimum guaranteed rates), competitive pricing and other factors, including the impact on the level of surrenders and withdrawals, may limit the Company's ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

Using financial modeling and other techniques, the Company regularly evaluates the appropriateness of investments relative to the characteristics of the liabilities that they support. Simulations of cash flows generated from existing business under various interest rate scenarios measure the potential gain or loss in fair value of interest-rate sensitive assets and liabilities. Such estimates are used to closely match the duration of assets to the duration of liabilities. The overall duration of liabilities of the Company's multiline insurance operations combines the characteristics of its long duration interest-sensitive life and annuity liabilities with its short duration non-interest-sensitive property and casualty liabilities. Overall, at December 31, 2003, the duration of both the investment portfolio and the Company's insurance liabilities was approximately 6.0 years.

The life and annuity operations participate in the cash flow testing procedures imposed by statutory insurance regulations, the purpose of which is to insure that such liabilities are adequate to meet the Company's obligations under a variety of interest rate scenarios. Based on these procedures, the Company's assets and the investment income expected to be received on such assets are adequate to meet the insurance policy obligations and expenses of the Company's insurance activities in all but the most extreme circumstances.

The Company periodically evaluates its sensitivity to interest rate risk. Based on commonly used models, the Company projects the impact of interest rate changes, assuming a wide range of factors, including duration and prepayment, on the fair value of assets and liabilities. Fair value is estimated based on the net present value of cash flows or duration estimates. At December 31, 2003, assuming an immediate decrease of 100 basis points in interest rates, the net fair value of the Company's assets and liabilities would increase by approximately $6 million after tax, or 1% of shareholders' equity. A 100 basis point increase would decrease the fair value of assets and liabilities by approximately $20 million after tax, or 4% of shareholders' equity. At December 31, 2002, assuming an immediate decrease of 100 basis points in interest rates, the net fair value of the Company's assets and liabilities would have decreased by approximately $21 million after tax, or 4% of shareholders' equity. A 100 basis point increase would have decreased the fair value of assets and liabilities by $2 million after tax, or less than 1% of shareholders' equity. In each case, these changes in interest rates assume a parallel shift in the yield curve.

While the Company believes that these assumed market rate changes are reasonably possible, actual results may differ, particularly as a result of any management actions that would be taken to mitigate such hypothetical losses in fair value of shareholders' equity. Based on the Company's overall exposure to interest rate risk, the Company believes that these changes in interest rates would not materially affect its consolidated near-term financial position, results of operations or cash flows.

Information Systems Risk

The Company administers its insurance business with information systems that are dated and complex, and require extensive manual input, calculation and control procedures. These systems are more prone to error than more advanced technology systems. To address these issues, over the past three years the Company has enhanced its existing systems and technology infrastructure and has begun installing new systems, including a new general ledger and financial reporting system which was implemented in the second quarter of 2003 and a new property and casualty claims administration system being implemented over the twelve months ending June 30, 2004. In the meantime, enhanced checks and control procedures have been established to review the output of existing information systems, including periodic internal and external third party reviews. Nevertheless, there are risks that inaccuracies in the processing of data may occur which might not be identified by those procedures and checks on a timely basis.

Business Continuity Risk

Given the events of September 11, 2001, the continuing threat of terrorism and the current geopolitical climate, the Company has undertaken a reassessment of its business continuity plans. While current contingency plans are felt to be adequate to restore some of the more critical business processes and the Company is aggressively working to strengthen its continuity plans, in the current environment there is believed to exist a higher than acceptable level of risk that the Company's ability to recover and resume most or all of its key business operations on a timely basis would be compromised.

Recent Accounting Changes

SOP 03-1

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts for Separate Accounts." This SOP is effective for fiscal years beginning after December 15, 2003. The new rules change accounting for separate accounts and sales inducements and change the liability model by expanding the definition of "account balance" and addressing annuitization guarantees and minimum guaranteed death benefits. The adoption of this SOP is currently not expected to have a material impact on the Company's operating results or financial position.

Effects of Inflation and Changes in Interest Rates

The Company's operating results are affected significantly in at least three ways by changes in interest rates and inflation. First, inflation directly affects property and casualty claims costs. Second, the investment income earned on the Company's investment portfolio and the fair value of the investment portfolio are related to the yields available in the fixed-income markets. An increase in interest rates will decrease the fair value of the investment portfolio, but will increase investment income as investments mature and proceeds are reinvested at higher rates. Third, as interest rates increase, competitors will typically increase crediting rates on annuity and interest-sensitive life products, and may lower premium rates on property and casualty lines to reflect the higher yields available in the market. The risk of interest rate fluctuation is managed through asset/liability management techniques, including cash flow analysis.

REPORT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

Horace Mann Educators Corporation

The consolidated balance sheets of Horace Mann Educators Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2003, 2002 and 2001 have been prepared by management, which is responsible for their integrity and reliability. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include some amounts that are based upon management's best estimates and judgements. Management has discussed with the Audit Committee the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting. The discussions generally included such matters as the consistency of the Company's accounting policies and their application, and the clarity and completeness of the Company's financial statements, which include related disclosures. The financial information contained elsewhere in this annual report on Form 10-K is consistent with that contained in the financial statements.

Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits derived therefrom. A professional staff of internal auditors reviews on an ongoing basis the related internal control system design, the accounting policies and procedures supporting this system and compliance therewith. Management believes this system of internal control effectively meets its objective of reliable financial reporting.

In connection with their annual audits, independent certified public accountants perform an examination, in accordance with auditing standards generally accepted in the United States of America, which includes the consideration of the system of internal control to the extent necessary to form an independent opinion on the fairness of presentation of the financial statements prepared by management and not to provide assurance on the system of internal controls.

The Board of Directors, through its Audit Committee composed solely of independent directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent certified public accountants and internal auditors meet regularly with this committee, and have access to this committee with and without management present, to discuss the results of their audit work.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Horace Mann Educators Corporation:

We have audited the accompanying consolidated balance sheets of Horace Mann Educators Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules, as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horace Mann Educators Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, in 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

KPMG LLP

KPMG LLP

Chicago, Illinois
February 17, 2004

HORACE MANN EDUCATORS CORPORATION

CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2002

(Dollars in thousands)

	2003	2002
ASSETS		
Investments		
Fixed maturities, available for sale, at fair value (amortized cost 2003, $3,124,861; 2002, $2,859,007)	$3,258,674	$2,991,195
Short-term and other investments	104,904	135,431
Short-term investments, loaned securities collateral	22,147	3,937
Total investments	3,385,725	3,130,563
Cash	19,773	60,162
Accrued investment income and premiums receivable	99,370	99,954
Deferred policy acquisition costs	193,703	174,555
Goodwill	47,396	47,396
Value of acquired insurance in force	27,259	31,945
Other assets	80,531	113,244
Variable annuity assets	1,119,231	854,470
Total assets	$4,972,988	$4,512,289
LIABILITIES AND SHAREHOLDERS' EQUITY		
Policy liabilities		
Fixed annuity contract liabilities	$1,526,174	$1,385,737
Interest-sensitive life contract liabilities	567,209	544,533
Unpaid claims and claim expenses	350,501	326,575
Future policy benefits	181,344	180,577
Unearned premiums	198,991	189,384
Total policy liabilities	2,824,219	2,626,806
Other policyholder funds	129,888	125,108
Liability for securities lending agreements	22,147	3,937
Other liabilities	177,325	228,441
Short-term debt	25,000	-
Long-term debt	144,703	144,685
Variable annuity liabilities	1,119,231	854,470
Total liabilities	4,442,513	3,983,447
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued	-	-
Common stock, $0.001 par value, authorized 75,000,000 shares; issued, 2003, 60,225,311; 2002, 60,194,615	60	60
Additional paid-in capital	342,306	342,749
Retained earnings	456,330	455,308
Accumulated other comprehensive income (loss), net of taxes:		
Net unrealized gains on fixed maturities and equity securities	81,608	80,567
Minimum pension liability adjustment	(17,252)	(17,265)
Treasury stock, at cost, 2003 and 2002, 17,503,371 shares	(332,577)	(332,577)
Total shareholders' equity	530,475	528,842
Total liabilities and shareholders' equity	$4,972,988	$4,512,289

See accompanying notes to consolidated financial statements.

HORACE MANN EDUCATORS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	Year Ended December 31, 2003	2002	2001
Insurance premiums written and contract deposits	$ 955,459	$ 899,329	$ 875,566
Revenues			
Insurance premiums and contract charges earned	$ 643,536	$ 625,233	$ 615,242
Net investment income	184,725	196,048	199,267
Realized investment gains (losses)	25,487	(49,407)	(10,019)
Total revenues	853,748	771,874	804,490
Benefits, losses and expenses			
Benefits, claims and settlement expenses	518,978	450,866	475,583
Interest credited	102,970	98,380	96,502
Policy acquisition expenses amortized	64,345	61,297	58,048
Operating expenses	137,318	131,339	123,679
Amortization of intangible assets	5,027	5,734	5,774
Interest expense	6,339	8,517	9,250
Restructuring charges (adjustments)	(408)	4,223	7,312
Debt retirement costs	-	2,272	-
Litigation charges	-	1,581	-
Total benefits, losses and expenses	834,569	764,209	776,148
Income before income taxes	19,179	7,665	28,342
Income tax expense (benefit)	204	(3,668)	2,755
Net income	$ 18,975	$ 11,333	$ 25,587
Earnings per share			
Basic	$ 0.44	$ 0.28	$ 0.63
Diluted	$ 0.44	$ 0.28	$ 0.63
Weighted average number of shares and equivalent shares			
Basic	42,712,822	40,941,182	40,616,843
Diluted	42,904,167	41,199,033	40,877,120

See accompanying notes to consolidated financial statements.

HORACE MANN EDUCATORS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Common stock			
Beginning balance	$ 60	$ 60	$ 60
Options exercised, 2002, 107,410 shares; 2001, 207,575 shares	-	-	-
Conversion of Director Stock Plan units, 2003, 30,696 shares; 2002, 10,284 shares; 2001, 10,293 shares	-	-	-
Ending balance	60	60	60
Additional paid-in capital			
Beginning balance	342,749	341,052	338,243
Options exercised and conversion of Director Stock Plan units	645	2,183	3,759
Catastrophe-linked equity put option premium	(1,088)	(1,088)	(950)
Issuance of treasury shares in 2002	-	602	-
Ending balance	342,306	342,749	341,052
Retained earnings			
Beginning balance	455,308	461,139	452,624
Net income	18,975	11,333	25,587
Cash dividends, $0.42 per share	(17,953)	(17,164)	(17,072)
Ending balance	456,330	455,308	461,139
Accumulated other comprehensive income (loss), net of taxes:			
Beginning balance	63,302	14,898	(4,975)
Change in net unrealized gains (losses) on fixed maturities and equity securities	1,041	54,231	30,374
(Increase) decrease in minimum pension liability adjustment	13	(5,827)	(10,501)
Ending balance	64,356	63,302	14,898
Treasury stock, at cost			
Beginning balance, 2003, 17,503,371 shares; 2002 and 2001, 19,341,296 shares	(332,577)	(357,959)	(357,959)
Issuance of 1,837,925 shares in 2002	-	25,382	-
Ending balance 2003 and 2002, 17,503,371 shares; 2001, 19,341,296 shares	(332,577)	(332,577)	(357,959)
Shareholders' equity at end of period	$ 530,475	$ 528,842	$ 459,190
Comprehensive income			
Net income	$ 18,975	$ 11,333	$ 25,587
Other comprehensive income, net of tax:			
Change in net unrealized gains (losses) on fixed maturities and equity securities	1,041	54,231	30,374
(Increase) decrease in minimum pension liability adjustment	13	(5,827)	(10,501)
Other comprehensive income	1,054	48,404	19,873
Total	$ 20,029	$ 59,737	$ 45,460

See accompanying notes to consolidated financial statements.

HORACE MANN EDUCATORS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities			
Premiums collected	$ 684,331	$ 663,682	$ 642,596
Policyholder benefits paid	(500,634)	(465,811)	(487,619)
Policy acquisition and other operating expenses paid	(221,499)	(206,457)	(193,713)
Federal income taxes recovered (paid)	(19,001)	(2,055)	7,520
Investment income collected	185,359	197,872	195,086
Interest expense paid	(5,454)	(9,540)	(9,091)
Contribution to defined benefit pension plan trust fund	(8,780)	(7,910)	-
Other	3,086	(4,314)	(5,922)
Net cash provided by operating activities	117,408	165,467	148,857
Cash flows used in investing activities			
Fixed maturities			
Purchases	(1,762,957)	(1,546,528)	(1,140,930)
Sales	922,699	1,117,268	732,076
Maturities	560,915	274,134	283,153
Net cash (used for) provided by short-term and other investments	35,437	(28,776)	(2,107)
Net cash used in investing activities	(243,906)	(183,902)	(127,808)
Cash flows provided by (used in) financing activities			
Dividends paid to shareholders	(17,953)	(17,164)	(17,072)
Principal borrowings (repayments) on Bank Credit Facility	25,000	(53,000)	4,000
Exercise of stock options	-	2,183	3,759
Catastrophe-linked equity put option premium	(1,088)	(1,088)	(950)
Proceeds from issuance of Senior Convertible Notes	-	162,654	-
Repurchase of Senior Notes and Senior Convertible Notes	-	(97,523)	-
Annuity contracts, variable and fixed			
Deposits	296,615	261,509	239,124
Maturities and withdrawals	(92,791)	(189,824)	(178,364)
Net transfer to variable annuity assets	(113,074)	(17,264)	(53,550)
Net decrease in life policy account balances	(10,600)	(5,825)	(5,198)
Net cash provided by (used in) financing activities	86,109	44,658	(8,251)
Net increase (decrease) in cash	(40,389)	26,223	12,798
Cash at beginning of period	60,162	33,939	21,141
Cash at end of period	$ 19,773	$ 60,162	$ 33,939

See accompanying notes to consolidated financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and with the rules and regulations of the Securities and Exchange Commission. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Horace Mann Educators Corporation and its wholly-owned subsidiaries ("HMEC"; and together with its subsidiaries, the "Company" or "Horace Mann"). HMEC and its subsidiaries have common management, share office facilities and are parties to several intercompany service agreements for management, administrative, data processing, agent commissions, agency services, utilization of personnel and investment advisory services. Under these agreements, costs have been allocated among the companies in conformity with customary insurance accounting practices consistently applied. In addition, certain of the subsidiaries have entered into intercompany reinsurance agreements. HMEC and its subsidiaries file a consolidated federal income tax return, and there are related tax sharing agreements. All significant intercompany balances and transactions have been eliminated in consolidation.

The subsidiaries of HMEC market and underwrite tax-qualified retirement annuities and private passenger automobile, homeowners, and life insurance products, primarily to educators and other employees of public schools and their families. The Company's principal operating subsidiaries are Horace Mann Life Insurance Company, Horace Mann Insurance Company, Teachers Insurance Company, Horace Mann Property & Casualty Insurance Company and Horace Mann Lloyds.

Investments

The Company invests primarily in fixed maturity investments. These securities are classified as available for sale and carried at fair value. The net adjustment for unrealized gains and losses on securities available for sale, carried at fair value, is recorded as a separate component of shareholders' equity, net of applicable deferred tax asset or liability and the related impact on deferred policy acquisition costs and value of acquired insurance in force associated with interest-sensitive life and annuity contracts.

Short-term and other investments are comprised of policy loans, carried at unpaid principal balances; short-term fixed interest securities, carried at cost which approximates fair value; mortgage loans, carried at unpaid principal less a valuation allowance for estimated uncollectible amounts; real estate acquired in the settlement of debt, carried at the lower of cost or fair value; and equity securities, carried at fair value.

Interest income is recognized as earned. Investment income reflects amortization of premiums and accrual of discounts on an effective-yield basis.

Realized gains and losses arising from the sale or impairment of securities are determined based upon specific identification of securities. The Company reviews the fair value of all investments in its portfolio on a monthly basis to assess whether an other-than-temporary decline in value has occurred. These reviews, in conjunction with the Company's investment managers' monthly credit reports and relevant factors such as (1) the financial condition and near-term prospects of the issuer, (2) the Company's intent and ability to retain the investment long enough to allow for the anticipated recovery in fair value, (3) the stock price trend of the issuer, (4) the market leadership position of the issuer, (5) the debt ratings of the issuer and (6) the cash flows of the issuer, are all considered in the impairment assessment. A write-down of an investment is recorded when a decline in the fair value of that investment is deemed to be other-than-temporary, with a realized investment loss charged to income for the period.

The Company's methodology of assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the date of the reporting period. Based on these facts, if management believes it is probable that amounts due will not be collected according to the contractual terms of a debt security not impaired at acquisition, or if the Company does not have the ability or intent to hold a security with an unrealized loss until it matures or recovers in value, an other-than-temporary impairment shall be considered to have occurred. As a general rule, if the fair value of a debt security has fallen below 80% of book value for more than six months, this security will be reviewed for an other-than-temporary impairment. Additionally, if events become known that call into question whether the security issuer has the ability to honor its contractual commitments, whether or not such security has been trading above an 80% fair value to book value relationship, such security holding will be evaluated to determine whether or not such security has suffered an other-than-temporary decline in value.

A decline in fair value below amortized cost is not assumed to be other-than-temporary for fixed maturity investments with unrealized losses due to market conditions or industry-related events where there exists a reasonable market recovery expectation and the Company has the intent and ability to hold the investment until maturity or a market recovery is realized. Management believes that its intent and ability to hold a fixed maturity investment with a continuous material unrealized loss due to market conditions or industry-related events for a period of time sufficient to allow a market recovery or to maturity is a decisive factor when considering an impairment loss. In the event that the Company's intent or ability to hold a fixed maturity investment with a continuous material unrealized loss for a period of time sufficient to allow a market recovery or to maturity were to change, an evaluation for other-than-temporary impairment is performed. An other-than-temporary impairment loss will be recognized based upon all relevant facts and circumstances for each investment, as appropriate, in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 59, "Accounting for Non-Current Marketable Equity Securities", and No. 104, "Revenue Recognition", Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and related guidance.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs net of accumulated amortization were $193,703 and $174,555 as of December 31, 2003 and 2002, respectively.

Policy acquisition costs, consisting of commissions, policy issuance and other costs, which vary with and are primarily related to the production of insurance business, are capitalized and amortized on a basis consistent with the type of insurance coverage. Capitalized acquisition costs for interest-sensitive life contracts are amortized over 20 years in proportion to estimated gross profits. For other individual life contracts, acquisition costs are amortized in proportion to anticipated premiums over the terms of the insurance policies (10, 15 and 20 years). For investment (annuity) contracts, acquisition costs are amortized over 20 years in proportion to estimated gross profits. For property and casualty policies, acquisition costs are amortized over the terms of the insurance policies (six and twelve months). The Company periodically reviews the assumptions and estimates used in capitalizing policy acquisition costs and also periodically reviews its estimations of gross profits. The most significant assumptions that are involved in the estimation of annuity gross profits include future financial market performance, interest rate spreads, business surrender/lapse rates and the impact of realized investment gains and losses. In the event actual experience differs significantly from assumptions or assumptions are significantly revised, the Company may be required to record a material charge or credit to amortization expense for the period in which the adjustment is made.

Deferred policy acquisition costs for interest-sensitive life and investment contracts are adjusted for the impact on estimated future gross profits as if net unrealized investment gains and losses had been realized at the balance sheet date. The impact of this adjustment is included in net unrealized gains and losses within shareholders' equity.

Deferred policy acquisition costs are reviewed for recoverability from future income, including investment income, and costs which are deemed unrecoverable are expensed in the period in which the determination is made. No such costs have been deemed unrecoverable during the periods reported.

Value of Acquired Insurance In Force and Goodwill

When the Company was acquired in 1989, intangible assets were recorded in the application of purchase accounting to recognize the value of acquired insurance in force and goodwill. In addition, goodwill was recorded in 1994 related to the purchase of Horace Mann Property & Casualty Insurance Company. The value of acquired insurance in force is being amortized over the following periods, utilizing the indicated methods for life and annuity, respectively, as follows: 20 years, in proportion to coverage provided; 20 years, in proportion to estimated gross profits. Goodwill was amortized over 40 years on a straight-line basis through December 31, 2001. Goodwill, net of amortization, was $47,396 at December 31, 2001.

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". The Company's value of acquired insurance in force is an intangible asset with a definite life and will continue to be amortized under the provisions of SFAS No. 142. Goodwill will remain on the balance sheet and not be amortized. SFAS No. 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that its value may have been diminished or impaired, the goodwill asset must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations. During 2002 and 2003, the Company completed the required testing under SFAS No. 142; no impairment charges were necessary as a result of such assessments.

The allocation of goodwill by segment was as follows:

	Balance as of January 1, 2002, December 31, 2002 and December 31, 2003
Annuity	$28,025
Life	9,911
Property and casualty	9,460
Total	$47,396

Net income and net income per share exclusive of goodwill amortization expense for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Year Ended December 31,		
	2003	2002	2001
Reported net income	$18,975	$11,333	$25,587
Add back: Goodwill amortization	-	-	1,618
Adjusted net income	$18,975	$11,333	$27,205
Reported net income per share-basic	$ 0.44	$ 0.28	$ 0.63
Add back: Goodwill amortization	-	-	0.04
Adjusted net income per share-basic	$ 0.44	$ 0.28	$ 0.67
Reported net income per share-diluted	$ 0.44	$ 0.28	$ 0.63
Add back: Goodwill amortization	-	-	0.04
Adjusted net income per share-diluted	$ 0.44	$ 0.28	$ 0.67

For the amortization of the value of acquired insurance in force, the Company periodically reviews its estimates of gross profits. The most significant assumptions that are involved in the estimation of gross profits include future financial market performance, interest rate spreads, business surrender/lapse rates and the impact of realized investment gains and losses. In the event actual experience differs significantly from assumptions or assumptions are significantly revised, the Company may be required to record a material charge or credit to amortization expense for the period in which the adjustment is made.

The value of acquired insurance in force for investment contracts (those issued prior to August 29, 1989) is adjusted for the impact on estimated future gross profits as if net unrealized investment gains and losses had been realized at the balance sheet date. The impact of this adjustment is included in net unrealized gains and losses within shareholders' equity.

The balances of value of acquired insurance in force by segment at December 31, 2003 and 2002 were as follows:

	December 31, 2003			December 31, 2002		
	Cost	Accumulated Amortization	Net Balance	Cost	Accumulated Amortization	Net Balance
Life	$ 48,746	$ 41,502	$ 7,244	$ 48,746	$ 39,877	$ 8,869
Annuity	87,553	66,657	20,896	87,553	63,255	24,298
Subtotal	$136,299	$108,159	28,140	$136,299	$103,132	33,167
Impact of unrealized investment gains and losses			(881)			(1,222)
Total			$27,259			$31,945

Scheduled amortization of the December 31, 2003 balances of value of acquired insurance in force by segment over the next five years is as follows:

	Year Ended December 31,				
	2004	2005	2006	2007	2008
Scheduled amortization of value of acquired insurance in force					
Life	$1,537	$1,460	$1,394	$1,338	$1,292
Annuity	3,544	3,893	4,270	4,572	4,617
Total	$5,081	$5,353	$5,664	$5,910	$5,909

NOTE 1 - Summary of Significant Accounting Policies-(Continued)

The amount of interest accrued on the unamortized balance of value of acquired insurance in force and the interest accrual rates were as follows:

	Year Ended December 31,		
	2003	2002	2001
Interest accrued on the unamortized balance of value of acquired insurance in force			
Life	$ 645	$ 779	$ 921
Annuity	1,185	1,280	1,639
Total	$1,830	$2,059	$2,560
Interest accrual rate			
Life	8.0%	8.0%	8.0%
Annuity	5.3%	5.4%	5.7%

The accumulated amortization of intangibles as of December 31, 2003 and 2002 was $157,136 and $152,109, respectively.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and are included in Other Assets in the Consolidated Balance Sheets. Depreciation and amortization are calculated on the straight-line method based on the estimated useful lives of the assets. The estimated useful lives of property and equipment by asset type are generally as follows: real estate, identified by specific property, 20-45 years; furniture, 10 years; general office machines, 6 years; telephones, 5 years; vehicles, 3 years; and data processing hardware and software and personal computers, 3 years.

	December 31,	
	2003	2002
Property and equipment	$73,506	$73,855
Less: accumulated depreciation	47,959	43,921
Total	$25,547	$29,934

NOTE 1 - Summary of Significant Accounting Policies-(Continued)

Variable Annuity Assets and Liabilities

Variable annuity assets, carried at market value, and liabilities represent tax-qualified variable annuity funds invested in various mutual funds, including the seven proprietary Horace Mann mutual funds. Variable annuity assets were invested in the offered mutual funds as follows:

	December 31, 2003	December 31, 2002
Horace Mann Equity Fund	$ 325,880	$ 274,025
Horace Mann Balanced Fund	270,287	240,697
Horace Mann Socially Responsible Fund	73,947	58,909
Horace Mann Small Cap Growth Fund	57,210	34,682
Horace Mann International Equity Fund	35,754	26,248
Wilshire Large Company Growth Portfolio - Institutional Class and Investor Class	28,349	19,421
Ariel Appreciation Fund	27,831	14,179
Fidelity VIP 500 Index Portfolio SC2	26,397	14,949
Fidelity VIP Growth Portfolio SC2	25,960	15,040
Wilshire 5000 Index Portfolio - Institutional Class and Investor Class	24,641	16,784
Fidelity VIP Mid Cap Portfolio SC2	21,719	12,836
Horace Mann Income Fund	20,843	19,313
Ariel Fund	18,665	9,689
T. Rowe Price Small Cap Value Fund - Advisor Class	15,843	9,255
Alliance Bernstein Premier Growth Portfolio	14,744	9,298
Fidelity VIP Investment Grade Bond Portfolio SC2	13,925	9,861
Wilshire Large Company Value Portfolio	13,220	8,037
Neuberger Berman Genesis Fund Advisor Class	12,755	7,494
T. Rowe Price Small Cap Stock Fund - Advisor Class	11,984	7,266
JPMorgan U.S. Large Cap Core Equity Portfolio	11,535	6,973
Strong Opportunity Fund II	8,923	5,353
Fidelity VIP Overseas Portfolio SC2	7,948	3,917
Rainier Small/Mid Cap Equity Portfolio	7,453	4,051
Fidelity VIP Growth and Income Portfolio SC2	7,325	4,009
Davis Value Portfolio	6,781	3,743
Strong Mid Cap Growth Fund II	6,557	4,086
Putnam VT Vista Fund (IB Shares)	5,490	3,544
Horace Mann Short-Term Investment Fund	4,843	4,186
Credit Suisse Small Cap Growth Portfolio	4,036	2,407
Wilshire Small Company Value Portfolio	2,374	1,660
Wilshire Small Company Growth Portfolio	1,626	847
Fidelity VIP High Income Portfolio SC2	1,604	652
BlackRock Index Equity Portfolio	1,186	386
Putnam VT George Putnam Fund of Boston (Class IB shares)	414	167
BlackRock Temp Fund	371	180
Putnam VT International Growth Fund (Class IB shares)	263	85
BlackRock Low Duration Bond Fund	218	118
BlackRock Core Bond Total Return Fund	209	85
T. Rowe Price Science & Technology Fund	111	-
Templeton Foreign Smaller Companies Fund (Class A)	10	2
Berger Information Technology Fund	-	36
Total variable annuity assets	$1,119,231	$854,470

The investment income, gains and losses of these accounts accrue directly to the policyholders and are not included in the operations of the Company.

Future Policy Benefits, Interest-sensitive Life Contract Liabilities and Annuity Contract Liabilities

Liabilities for future benefits on life and annuity policies are established in amounts adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits on certain life insurance policies are computed using the net level premium method and are based on assumptions as to future investment yield, mortality and withdrawals. As a result of the application of purchase accounting, future policy benefits for direct individual life insurance policies issued through August 29, 1989 were revalued using interest rates of 9% graded to 8% over 10 years. For policies issued from August 30, 1989 through December 31, 1992, future policy benefits are computed using an interest rate of 6.5%. An interest rate of 5.5% is used to compute future policy benefits for policies issued after December 31, 1992. Mortality and withdrawal assumptions for all policies have been based on actuarial tables which are consistent with the Company's own experience. Liabilities for future benefits on annuity contracts and certain long-duration life insurance contracts are carried at accumulated policyholder values without reduction for potential surrender or withdrawal charges. The liability also includes provisions for the unearned portion of certain policy charges.

The Company has established a guaranteed minimum death benefit ("GMDB") reserve on variable annuity contracts and regularly monitors this reserve considering fluctuations in the financial markets. At December 31, 2003 and 2002, under GAAP, the GMDB reserve was $109 and $835, respectively. The comparable reserve under statutory accounting principles was $155 and $1,557 at the respective dates. The Company has a relatively low exposure to GMDB because approximately 25% of contract values have no guarantee; approximately 70% have only a return of premium guarantee; and approximately 5% have a guarantee of premium roll-up at an annual interest rate of 3% or 5%. The aggregate in-the-money death benefits under the GMDB provision totaled $35,415 and $115,319 at December 31, 2003 and 2002, respectively.

Unpaid Claims and Claim Expenses

Liabilities for property and casualty unpaid claims and claim expenses include provisions for payments to be made on reported claims, claims incurred but not reported and associated settlement expenses. At December 31, 2003, all of the Company's net reserves for property and casualty unpaid claims and claim expenses were carried at the full value of estimated liabilities and were not discounted for interest expected to be earned on reserves. Estimated amounts of salvage and subrogation on unpaid property and casualty claims are deducted from the liability for unpaid claims. Due to the nature of the Company's personal lines business, the Company has no exposure to claims for toxic waste cleanup, other environmental remediation or asbestos-related illnesses other than claims under homeowners insurance policies for environmentally related items such as toxic mold.

Insurance Premiums and Contract Charges Earned

Property and casualty insurance premiums are recognized as revenue ratably over the related contract periods in proportion to the risks insured. The unexpired portions of these property and casualty premiums are recorded as unearned premiums, using the monthly pro rata method.

Premiums and contract charges for interest-sensitive life and annuity contracts consist of charges for the cost of insurance, policy administration and withdrawals. Premiums for long-term traditional life policies are recognized as revenues when due over the premium-paying period. Annuity and interest-sensitive life contract deposits represent funds deposited by policyholders and are not included in the Company's premiums or contract charges earned.

Stock Based Compensation

The Company grants stock options to executive officers, other employees and directors. The exercise price of the option is equal to the fair market value of the Company's common stock on the date of grant. Additional information regarding the Company's stock-based compensation plans is contained in Note 6 - Shareholders' Equity and Stock Options. The Company accounts for stock option grants using the intrinsic value based method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.

Alternatively, SFAS No. 123, "Accounting for Stock-Based Compensation", allows companies to recognize compensation cost for stock-based compensation plans, determined based on the fair value at the grant dates. If the Company had applied this alternative accounting method, net income and net income per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2003	2002	2001
Net income			
As reported	$18,975	$11,333	$25,587
Add: Stock-based compensation expense, after tax, included in reported net income	-	-	-
Deduct: Stock-based compensation expense, after tax, determined under the fair value based method for all awards (1)	5,368	4,437	4,418
Pro forma	$13,607	$ 6,896	$21,169
Net income per share – basic			
As reported	$ 0.44	$ 0.28	$ 0.63
Pro forma	$ 0.32	$ 0.17	$ 0.52
Net income per share – diluted			
As reported	$ 0.44	$ 0.28	$ 0.63
Pro forma	$ 0.32	$ 0.17	$ 0.52

(1) The fair value of each option grant was estimated on the date of grant using the Modified Roll-Geske option-pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 3.8%, 5.2% and 5.1%; dividend yield of 3.0%, 2.0% and 2.3%; expected lives of 10 years; and volatility of 28.3%, 39.2% and 46.0%.

Income Taxes

The Company uses the liability method for calculating deferred federal income taxes. Income tax provisions are generally based on income reported for financial statement purposes. The provisions for federal income taxes for the years ended December 31, 2003, 2002 and 2001 include amounts currently payable and deferred income taxes resulting from the cumulative differences in the Company's assets and liabilities, determined on a tax return versus financial statement basis.

Deferred tax assets and liabilities include provisions for unrealized investment gains and losses as well as the minimum pension liability adjustment with the changes for each period included in the respective components of accumulated other comprehensive income (loss) in shareholders' equity.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares and common stock equivalents outstanding, to the extent dilutive. The common stock equivalents relate to outstanding common stock options, Director Stock Plan units and Employee Stock Plan units. The Company's Senior Convertible Notes, while potentially dilutive, are not common stock equivalents.

The computations of net income per share on both basic and diluted bases, including reconciliations of the numerators and denominators, were as follows:

	Year Ended December 31,		
	2003	2002	2001
Basic - assumes no dilution:			
Net income for the period	$18,975	$11,333	$25,587
Weighted average number of common shares outstanding during the period (in thousands)	42,713	40,941	40,617
Net income per share - basic	$ 0.44	$ 0.28	$ 0.63
Diluted - assumes full dilution:			
Net income for the period	$18,975	$11,333	$25,587
Weighted average number of common shares outstanding during the period (in thousands)	42,713	40,941	40,617
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities (in thousands):			
Stock options	16	87	125
Common stock units related to Deferred Equity Compensation Plan for Directors	148	140	121
Common stock units related to Deferred Compensation Plan for Employees	27	31	14
Total common and common equivalent shares adjusted to calculate diluted earnings per share (in thousands)	42,904	41,199	40,877
Net income per share - diluted	$ 0.44	$ 0.28	$ 0.63

Options to purchase 4,105,920 shares of common stock at $14.78 to $33.87 per share were granted in 1997 through 2003 but were not included in the computation of 2003 diluted earnings per share because the options' exercise price was greater than the average market price of the common shares during 2003. The options, which expire in 2007 through 2013, were still outstanding at December 31, 2003.

Comprehensive Income

Comprehensive income represents the change in shareholders' equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. For the Company, comprehensive income is equal to net income plus the change in net unrealized gains and losses on fixed maturities and equity securities and the change in the minimum pension liability adjustment for the period as shown in the Statement of Changes in Shareholders' Equity.

The components of comprehensive income were as follows:

	Year Ended December 31,		
	2003	2002	2001
Net income	$18,975	$ 11,333	$ 25,587
Other comprehensive income (loss):			
Change in net unrealized gains (losses) on fixed maturities and equity securities			
Unrealized holding gains on fixed maturities and equity securities arising during period	27,027	34,441	32,337
Less: reclassification adjustment for gains (losses) included in net income	25,425	(48,991)	(14,392)
Total, before tax	1,602	83,432	46,729
Income tax expense	561	29,201	16,355
Total, net of tax	1,041	54,231	30,374
(Increase) decrease in minimum pension liability adjustment			
Before tax	22	(8,965)	(16,156)
Income tax expense (benefit)	9	(3,138)	(5,655)
Total, net of tax	13	(5,827)	(10,501)
Total comprehensive income	$20,029	$ 59,737	$ 45,460

Statements of Cash Flows

For purposes of the Statements of Cash Flows, cash constitutes cash on deposit at banks.

Reclassification

The Company has reclassified the presentation of certain prior period information to conform with the 2003 presentation.

NOTE 2 - Restructuring Charges

Restructuring charges, as described below, were incurred and separately identified in the Statements of Operations for the years ended December 31, 2002, 2001 and 2000.

The Company's Consolidated Balance Sheets at December 31, 2003 and 2002 did not reflect any accrued amounts due to the restructuring of its Massachusetts automobile business recorded in 2001. The following table provides information about the components of the other charges taken in 2002, 2001 and 2000, the balance of accrued amounts at December 31, 2003 and 2002, and payment activity during the year ended December 31, 2003. The adjustments recorded in 2003 reflect final resolution of the printing services, group insurance and credit union marketing operations restructures as well as additional data regarding the restructure of the property and casualty claims operations.

	Original Pretax Charge	Reserve at December 31, 2002	Payments	Adjustments	Reserve at December 31, 2003
Charges to earnings:					
Property and Casualty Claims Operations					
Employee termination costs	$2,542	$1,929	$1,759	$ 56	$226
Additional defined benefit pension plan costs	1,179	1,179	956	(98)	125
Termination of lease agreements.............................	502	425	209	(177)	39
Subtotal...............................	4,223	3,533	2,924	(219)	390
Printing Services Operations					
Employee termination costs	409	38	40	2	-
Write-off of equipment...................	41	-	-	-	-
Subtotal..................................	450	38	40	2	-
Group Insurance and Credit Union Marketing Operations					
Employee termination costs	1,827	291	100	(191)	-
Termination of lease agreements	285	-	-	-	-
Write-off of capitalized software....................................	106	-	-	-	-
Other	18	-	-	-	-
Subtotal..................................	2,236	291	100	(191)	-
Total.......................................	$6,909	$3,862	$3,064	$(408)	$390

Restructure of Property and Casualty Claims Operations

In July 2002, the Company recorded restructuring charges of $4,223 pretax, reflecting the decision to restructure its property and casualty claims operations. The principal restructuring activities included consolidating claims offices, implementing a new claims administration system, and performing certain claims reporting and adjusting functions internally versus utilizing external service providers.

Approximately 135 employees with management, professional and clerical responsibilities were impacted by the office consolidations. Charges for employee termination costs represent severance, vacation buy-out and related payroll taxes. The impact of accelerated retirements on the Company's defined benefit pension plan has been included in the restructuring charge. Termination of lease agreements represented office space for each of the previous claims office locations.

Massachusetts Automobile Business

In October 2001, the Company recorded restructuring charges of $7,290 pretax reflecting a change in the Company's strategic direction in the Massachusetts automobile market. On October 18, 2001, Horace Mann announced that it had formed a marketing alliance with an unaffiliated company, The Commerce Group, Inc. ("Commerce"), for the sale of automobile insurance in the state of Massachusetts. Through this alliance, and by January 1, 2002, Horace Mann's agents are authorized to offer Massachusetts customers automobile insurance policies written by Commerce. Horace Mann agents continue to write the Company's other products in Massachusetts, including retirement annuities and property and life insurance.

Horace Mann ceased writing automobile insurance policies in Massachusetts by December 31, 2001, and on October 18, 2001 paid $6,438 to the Commonwealth Automobile Reinsurers ("C.A.R.") as full payment of its proportionate liability to C.A.R. for policy years 2002 and beyond. The Company also paid legal and other related consulting costs totaling $506 pretax. The remaining $346 was attributable primarily to the write-off of software used only to process Massachusetts automobile business. All of the costs related to this restructuring were paid as of December 31, 2001, and consequently the Company's Consolidated Balance Sheet at December 31, 2001 did not reflect any accrued amounts due to the restructure of its Massachusetts automobile business.

Printing Services, Group Insurance and Credit Union Marketing Operations

In November 2001, the Company recorded restructuring charges of $450 pretax reflecting the decision to close its on site printing services operations based on a cost benefit analysis. Employee termination costs, for termination of 13 individuals by December 31, 2001, which represented severance, vacation buy-out and related payroll taxes, comprised $409 of the total charge. The eliminated positions encompassed management, technical and clerical responsibilities. The remaining $41 of charges was attributable primarily to the write-off of equipment related to this function.

In December 2000, the Company recorded restructuring charges of $2,236 pretax reflecting two changes in the Company's operations. Specifically, the Company restructured the operations of its group insurance business, thereby eliminating 39 jobs, and its credit union marketing group, eliminating 20 additional positions. Employee termination costs, for termination of approximately 50 individuals, represented severance, vacation buy-out and related payroll taxes. The eliminated positions encompassed management, professional and clerical responsibilities. Termination of lease agreements represented office space used by the credit union marketing group. The remaining charge was attributable primarily to the write-off of software related to these two areas.

NOTE 3 - Investments

Net Investment Income

The components of net investment income for the following periods were:

	Year Ended December 31,		
	2003	2002	2001
Fixed maturities	$181,716	$192,077	$192,547
Short-term and other investments	7,059	7,650	10,346
Total investment income	188,775	199,727	202,893
Less investment expenses	4,050	3,679	3,626
Net investment income	$184,725	$196,048	$199,267

Realized Investment Gains (Losses)

Realized investment gains (losses) for the following periods were:

	Year Ended December 31,		
	2003	2002	2001
Fixed maturities	$ 21,753	$ (48,925)	$ (14,371)
Short-term and other investments	3,734	(482)	4,352
Realized investment gains (losses)	$ 25,487	$ (49,407)	$ (10,019)

Fixed Maturity Securities

At December 31, 2003, the fair value and gross unrealized losses of investments in debt securities segregated between securities having an unrealized loss for less than 12 months and securities having an unrealized loss for 12 months or longer were as follows:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of December 31, 2003						
U.S. government and agency obligations						
Mortgage-backed securities	$ 63,308	$1,672	$ -	$ -	$ 63,308	$ 1,672
Other	75,160	1,280	-	-	75,160	1,280
Municipal bonds	94,419	2,133	-	-	94,419	2,133
Foreign government bonds	3,715	329	-	-	3,715	329
Corporate bonds	188,105	3,741	18,581	740	206,686	4,481
Other mortgage-backed securities	24,528	550	4,683	371	29,211	921
Totals	$449,235	$9,705	$23,264	$1,111	$472,499	$10,816

At December 31, 2003, the gross unrealized loss position in the investment portfolio was $10,816 (113 positions and less than 0.5% of the investment portfolio). There were no securities trading below 80% of amortized cost. Securities with an investment grade rating represented 88% of the unrealized loss. The largest single unrealized loss was $809 on a long-term U.S. treasury bond purchased in June 2003 when interest rates hit 40 year lows. The majority of the unrealized losses were due to changes in interest rates. The portfolio included 11 securities that have been in an unrealized loss position for greater than 12 months, totaling $1,111. Securities issued by Royal Caribbean, Green Tree Financial, Southern Natural Gas, Sutton Bridge and CSAM Funding CDO represented $1,088 of the total. The Company views the decrease in value of all of the securities with unrealized losses at December 31, 2003 as temporary, expects recovery in fair value, anticipates continued payments under the terms of the securities, and has the intent and ability to hold these securities until maturity or a recovery in fair value occurs. Therefore, no impairment of these securities was recorded at December 31, 2003.

The amortized cost, unrealized investment gains and losses, and fair values of investments in debt securities as of December 31, 2003 and 2002 were as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
As of December 31, 2003				
U.S. government and agency obligations				
Mortgage-backed securities	$ 647,746	$ 14,076	$ 1,672	$ 660,150
Other	295,629	6,563	1,280	300,912
Municipal bonds	488,081	16,964	2,133	502,912
Foreign government bonds	33,134	3,389	329	36,194
Corporate bonds	1,553,959	98,878	4,481	1,648,356
Other mortgage-backed securities	106,312	4,759	921	110,150
Totals	$3,124,861	$144,629	$10,816	$3,258,674
As of December 31, 2002				
U.S. government and agency obligations				
Mortgage-backed securities	$ 645,787	$ 28,253	$ -	$ 674,040
Other	129,584	7,919	-	137,503
Municipal bonds	358,636	19,283	455	377,464
Foreign government bonds	13,131	2,845	-	15,976
Corporate bonds	1,498,481	94,192	23,266	1,569,407
Other mortgage-backed securities	213,388	6,569	3,152	216,805
Totals	$2,859,007	$159,061	$26,873	$2,991,195

The Company's investment portfolio includes no derivative financial instruments (futures, forwards, swaps, option contracts or other financial instruments with similar characteristics).

Maturities/Sales Of Investments

The amortized cost and fair value of fixed maturity securities at December 31, 2003, by estimated expected maturity, are shown below. Estimated expected maturities differ from contractual maturities reflecting assumptions regarding borrowers' utilization of the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value	Percent of Total Fair Value
Due in 1 year or less	$ 231,759	$ 241,683	7.4%
Due after 1 year through 5 years	682,752	711,989	21.9
Due after 5 years through 10 years	1,291,604	1,346,914	41.3
Due after 10 years through 20 years	279,656	291,631	8.9
Due after 20 years	639,090	666,457	20.5
Total	$3,124,861	$3,258,674	100.0%

Proceeds from sales/maturities of fixed maturities and gross gains and gross losses realized for each year were:

	Year Ended December 31,		
	2003	2002	2001
Proceeds	$1,483,614	$1,391,402	$1,015,229
Gross gains realized	50,907	40,402	16,945
Gross losses realized	(12,903)	(35,551)	(31,316)

Unrealized Gains (Losses) on Fixed Maturities

Net unrealized gains (losses) are computed as the difference between fair value and amortized cost for fixed maturities. A summary of the net increase (decrease) in unrealized investment gains (losses) on fixed maturities, less applicable income taxes, is as follows:

	Year Ended December 31,		
	2003	2002	2001
Unrealized gains (losses) on fixed maturities			
Beginning of period	$ 132,188	$ 43,036	$ (7,418)
End of period	133,813	132,188	43,036
Increase for the period	1,625	89,152	50,454
Income taxes	569	31,203	17,659
Increase in net unrealized gains (losses) on fixed maturities before the valuation impact on deferred policy acquisition costs and value of acquired insurance in force	$ 1,056	$ 57,949	$32,795

Securities Lending

The Company loans fixed income securities to third parties, primarily major brokerage firms. As of December 31, 2003 and 2002, fixed maturities with a fair value of $22,147 and $3,937, respectively, were on loan. Loans of securities are required at all times to be secured by collateral from borrowers at least equal to 100% of the market value of the securities loaned. The Company maintains effective control over the loaned securities and therefore reports them as Fixed Maturity Securities in the Consolidated Balance Sheets. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", as amended by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", requires the securities lending collateral to be classified as investments with a corresponding liability in the Company's Consolidated Balance Sheets.

Investment in Entities Exceeding 10% of Shareholders' Equity

At December 31, 2003 and 2002, there were no investments which exceeded 10% of total shareholders' equity in entities other than obligations of the U.S. Government and government agencies and authorities.

Deposits

At December 31, 2003, securities with a carrying value of $17,173 were on deposit with governmental agencies as required by law in various states in which the insurance subsidiaries of HMEC conduct business.

NOTE 4 - Property and Casualty Unpaid Claims and Claim Expenses

The following table sets forth an analysis of property and casualty unpaid claims and claim expenses and provides a reconciliation of beginning and ending reserves for the periods indicated.

	Year Ended December 31,		
	2003	2002	2001
Gross reserves, beginning of year	$317,321	$306,141	$298,896
Less reinsurance recoverables	44,701	34,104	49,056
Net reserves, beginning of year	272,620	272,037	249,840
Incurred claims and claim expenses:			
Claims occurring in the current year	416,473	387,747	416,770
Increase (decrease) in estimated reserves for claims occurring in prior years (1):			
Policies written by the Company (2)	58,270	22,295	14,574
Business assumed from state reinsurance facilities	(1,900)	1,700	2,000
Total increase	56,370	23,995	16,574
Total claims and claim expenses incurred (2)(3)	472,843	411,742	433,344
Claims and claim expense payments for claims occurring during:			
Current year	239,950	244,396	255,939
Prior years	184,632	166,763	155,208
Total claims and claim expense payments	424,582	411,159	411,147
Net reserves, end of period	320,881	272,620	272,037
Plus reinsurance recoverables	20,615	44,701	34,104
Gross reserves, end of period (4)	$341,496	$317,321	$306,141

(1) Shows the amounts by which the Company increased or decreased its reserves in each of the periods indicated for claims occurring in previous periods to reflect subsequent information on such claims and changes in their projected final settlement costs. Also refer to the paragraphs below for additional information regarding the increases in reserves recorded in 2003, 2002 and 2001.

(2) For the year ended December 31, 2002, these amounts included a $1,581 statutory accounting charge for class action litigation which was separately reported as Litigation Charges in the Company's Consolidated Statements of Operations.

(3) Benefits, claims and settlement expenses as reported in the Consolidated Statements of Operations also include life, annuity, group accident and health and corporate amounts of $46,135, $40,705 and $42,239 for the years ended December 31, 2003, 2002 and 2001, respectively, in addition to the property and casualty amounts.

(4) Unpaid claims and claim expenses as reported in the Consolidated Balance Sheets also include life, annuity, and group accident and health reserves of $9,005, $9,254 and $8,154 at December 31, 2003, 2002 and 2001, respectively, in addition to property and casualty reserves.

Underwriting results of the property and casualty segment are significantly influenced by estimates of the Company's ultimate liability for insured events. There is a high degree of uncertainty inherent in the estimates of ultimate losses underlying the liability for unpaid claims and claim expenses. This inherent uncertainty is particularly significant for liability-related exposures due to the extended period, often many years, that transpires between a loss event, receipt of related claims data from policyholders and ultimate settlement of the claim. Reserves for property and casualty claims include provisions for payments to be made on reported claims, claims incurred but not yet reported and associated settlement expenses. The process by which these reserves are established requires reliance upon estimates based on known facts and on interpretations of circumstances, including the Company's experience with similar cases and historical trends involving claim payment patterns, claim payments, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes. The Company continually updates loss estimates using both quantitative information from its reserving actuaries and qualitative information derived from other sources. Adjustments may be required as information develops which varies from experience, or, in some cases, augments data which previously were not considered sufficient for use in determining liabilities. The effects of these adjustments may be significant and are charged or credited to income for the period in which the adjustments are made.

Excluding involuntary business, net adverse development of reserves for property and casualty claims occurring in prior years was $58,270 for the full year 2003, primarily related to automobile liability loss reserves from the 2001 and 2002 accident years, compared to adverse reserve development of $22,295 in 2002 which was primarily related to (1) automobile loss reserves from accident years 2001 and years prior to 1997 and (2) loss adjustment expense reserves from the 2001 and 2000 accident years for both automobile and homeowners. Adverse development recorded in 2002 also included $1,581 due to a provision for the costs of resolving class action lawsuits related to diminished value brought against the Company. Net adverse development of total reserves for property and casualty claims occurring in prior years, including involuntary business, was $56,370 in 2003, $23,995 in 2002 and $16,574 in 2001. The Company's property and casualty reserves were $320,881 and $272,620 at December 31, 2003 and 2002, respectively, net of anticipated reinsurance recoverables.

The Company completes a detailed study of property and casualty reserves based on information available at the end of each quarter and year. Trends of reported losses (paid amounts and case reserves on claims reported to the Company) for each accident year are reviewed and ultimate loss costs for those accident years are estimated. The Company engages an independent property and casualty actuarial consulting firm to prepare an independent study of the Company's property and casualty reserves twice a year - at June 30 and December 31.

During 2002 and 2003, the Company made changes in its property and casualty claims function including hiring of new management and claim adjusters (new hires represented over half of the Company's 300 claims employees at December 31, 2003), implementing improved processes, and consolidating the previous 17 branch offices into 6 regional claims offices, which began in late-November 2002 and was completed in the first quarter of 2003. Installation and implementation of the new claims administration system, including related process changes, occurred in the third and fourth quarters of 2003 in the first two claims offices with the remaining four offices planned for the first half of 2004.

As part of the claims operation redesign effort, open claim files -- particularly for automobile liability claims -- were reviewed by the new team. In the first half of 2003, these reassessments resulted in a higher projected ultimate liability for automobile liability claims from accident years 2001, 2000 and 1999 and prior. The high level of property and casualty paid and case reserve activity on older bodily injury claims that was observed in the second quarter of 2003 continued in the third quarter as the Company's new claims organization intensified their efforts to bring older claims files up to date. Furthermore, the acceleration of claim disposition rates extended into the third quarter, as the new organization also moved to reduce the backlog of older claims and handle current claims on a timely basis. As a result, the estimation of claims costs, settlement rates and severity has been complicated in recent quarters due to the degree of change involved.

As a result of the factors above, and in light of the pattern of adverse prior years' reserve development observed over the five quarters ended September 30, 2003, at the end of the third quarter, the Company's management retained an independent property and casualty actuarial and claims consulting firm to conduct a detailed review of the Company's claims handling practices and their integration with the Company's reserving practices. The consultant's claims and actuarial specialists reviewed claim files as well as past and current claims handling processes and procedures, including case reserving practices, in each of the Company's six claims offices. They also performed an assessment of the Company's actuarial processes for establishing IBNR and supplemental reserves.

The Company's December 31, 2003 actuarial analysis and reserve estimates incorporated the observations of the consultant's claims and reserving practices review. The low and high end of a reasonable range of reserve estimates for all of the Company's coverages indicated net claim reserve levels of $286,000 and $338,000, respectively. In recording the December 31, 2003 net reserves of $320,881, the Company assessed the relative weight given to emerging claim trends resulting from recent business process changes, pricing and claims handling. Based upon this analysis, the Company selected a higher point in the range for reserves related to the automobile liability coverages.

During 2000, the Company noted increases in paid severities in excess of the original expectations in its direct voluntary automobile line of business. As a result, the Company continued to monitor such severity trends until such time as the Company believed that they were sufficiently credible to require adjustment to the Company's claim and claim expense reserve projections. Accordingly, the Company revised its projections in the fourth quarter of 2000 to give greater weight to the increasing trend of claim severities.

In 2001, the Company refined its claim reserving methodologies and trend analyses including more detailed analyses of subrogation recovery activity on business ceded to the state automobile insurance facility in Massachusetts. The nature of the adverse trends in the second and fourth quarters of 2001 that caused the Company to increase reserves consisted primarily of the following: (1) an increase in the frequency and severity of educators excess professional liability claims; (2) the utilization of selected ultimate subrogation recoverables that were not trending with actual recoveries; and (3) the utilization of selected ultimate loss ratios in establishing reserves for ceded voluntary automobile excess liability claims and ceded Massachusetts involuntary automobile reserves that were not trending with actual results.

In the third quarter of 2002, the Company increased its reserves for prior accident years primarily related to allocated claim adjustment expenses for the voluntary automobile and homeowners lines and claims for the educator excess professional liability product. The Company had noted increases in paid claims and claim expenses for prior accident years in these lines during the first and second quarters of 2002 and continued to monitor such adverse trends until such time as the Company believed that they were sufficiently credible to require adjustment of the reserves. As a result, the Company revised its loss projections in the third quarter of 2002, incorporating the higher paid claims and claim expense trends.

NOTE 4 - Property and Casualty Unpaid Claims and Claim Expenses-(Continued)

In the fourth quarter of 2002, the Company increased its reserves for prior accident years related primarily to (1) automobile claim reserves from accident years 2001, 2000 and years prior to 1997 and (2) allocated and unallocated claim expense reserves from the 2001 accident year for both automobile and homeowners. During the third and fourth quarters of 2002, the Company continued to closely monitor emerging trends in (1) the severity of payments on previously reported losses for voluntary automobile and (2) paid claims adjustment expenses for these prior accident years until such time as the Company believed that the trends were sufficiently credible to require adjustment of the reserves. As a result, the Company revised its projections in the fourth quarter of 2002, incorporating the higher paid claims and claim expense trends.

As the Company's claims operation redesign efforts progressed during 2003, the elevated level of claim payments and case reserve activity related to prior accident years continued. Consequently, the Company revised its loss projections throughout 2003, most notably in the third quarter, as greater relative weight was given to the emerging claim trends.

At the time each of the reserve analyses were performed, the Company believed that each estimate was based upon sound and correct methodology and such methodology was appropriately applied and that there were no trends which indicated the likelihood of future adverse development. The financial impact of the net reserve strengthening was therefore accounted for in the period that the change was determined.

No other unusual adjustments were made in the determination of the liabilities during the periods covered by these financial statements. Management believes that, based on data currently available, it has reasonably estimated the Company's ultimate losses.

NOTE 5 - Debt

Indebtedness and scheduled maturities at December 31, 2003 and 2002 consisted of the following:

	Effective Interest Rates	Final Maturity	December 31, 2003	December 31, 2002
Short-term debt:				
Bank Credit Facility	Variable	2005	$ 25,000	$ -
Long-term debt:				
1.425% Senior Convertible Notes, Face amount less unaccrued discount of $128,362	3.0%	2032	116,138	116,138
6 5/8% Senior Notes, Face amount less unaccrued discount of $35 and $53, respectively	6.7%	2006	28,565	28,547
Total			$169,703	$144,685

Credit Agreement with Financial Institutions ("Bank Credit Facility")

On May 29, 2002, the Company entered into a new Bank Credit Agreement which provides for unsecured borrowings of up to $25,000, with a provision that allows the commitment amount to be increased to $35,000 (the "Current Bank Credit Facility"). The Current Bank Credit Facility expires on May 31, 2005. Interest accrues at varying spreads relative to corporate or eurodollar base rates and is payable monthly or quarterly depending on the applicable base rate (Interbank Offering Rate plus 1.0%, or 2.2%, at December 31, 2003). The unused portion of the Current Bank Credit Facility is subject to a variable commitment fee, which was 0.25% and 0.20% on an annual basis at December 31, 2003 and 2002, respectively.

1.425% Senior Convertible Notes ("Senior Convertible Notes")

On May 14, 2002, the Company issued $353,500 aggregate principal amount of 1.425% senior convertible notes due in 2032 at a discount of 52.5% resulting in an effective yield of 3.0%. In 2002, the Company repurchased $53,000 aggregate principal amount, $25,175 carrying value, of the outstanding Senior Convertible Notes at an aggregate cost of $22,770. In addition to these cash transactions, in December 2002 the Company repurchased an additional $56,000 aggregate principal amount, $26,600 carrying value, of the outstanding Senior Convertible Notes at an aggregate cost of $25,984 in a non-cash transaction. As consideration for this repurchase, 1,837,925 shares of HMEC's common stock were issued.

Interest on the Senior Convertible Notes is payable semi-annually at a rate of 1.425% beginning November 14, 2002 until May 14, 2007. After that date, cash interest will not be paid on the Senior Convertible Notes prior to maturity unless contingent cash interest becomes payable. From May 15, 2007 through maturity of the Senior Convertible Notes, interest will be recognized at the effective rate of 3.0% and will represent the accrual of discount, excluding any contingent cash interest that may become payable. Contingent cash interest becomes payable if the average market price of a Senior Convertible Note for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the Senior Convertible Note's issue price, accrued original issue discount and accrued cash interest, if any, for such Senior Convertible Note. The contingent cash interest payable per Senior Convertible Note with respect to any quarterly period within any six-month period will equal the then applicable conversion rate multiplied by the greater of (i) $0.105 or (ii) any regular cash dividends paid by the Company per share on HMEC's common stock during that quarterly period.

The Senior Convertible Notes will be convertible at the option of the holders into shares of HMEC's common stock at a conversion price of $26.74 if the conditions for conversion are satisfied. Holders may also surrender Senior Convertible Notes for conversion during any period in which the credit rating assigned to the Senior Convertible Notes is Ba2 or lower by Moody's or BB+ or lower by S&P, the Senior Convertible Notes are no longer rated by either Moody's or S&P, or the credit rating assigned to the Senior Convertible Notes has been suspended or withdrawn by either Moody's or S&P. The Senior Convertible Notes will cease to be convertible pursuant to this credit rating criteria during any period or periods in which all of the credit ratings are increased above such levels. The Senior Convertible Notes are redeemable by HMEC in whole or in part, at any time on or after May 14, 2007, at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the applicable redemption date. The holders of the Senior Convertible Notes may require HMEC to purchase all or a portion of their Senior Convertible Notes on either May 14, 2007, 2012, 2017, 2022, or 2027 at stated prices plus accrued cash interest, if any, to the purchase date. HMEC may pay the purchase price in cash or shares of HMEC common stock or in a combination of cash and shares of HMEC common stock.

6 5/8% Senior Notes ("Senior Notes")

On January 17, 1996, the Company issued $100,000 face amount of Senior Notes at an effective yield of 6.7%, which will mature on January 15, 2006. Interest on the Senior Notes is payable semi-annually at a rate of 6 5/8%. The Senior Notes are redeemable in whole or in part, at any time, at the Company's option, at a redemption price equal to the greater of (1) 100% of their principal amount and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the Treasury yield (as defined in the indenture) plus 15 basis points, together with accrued interest to the date of redemption.

In 2002, the Company repurchased $71,400 aggregate principal amount of its outstanding Senior Notes utilizing a portion of the proceeds from the issuance of the Senior Convertible Notes, as described above. The aggregate cost of the repurchases was $74,650.

Universal Shelf Registration

To provide additional capital management flexibility, the Company filed a "universal shelf" registration on Form S-3 with the SEC in December 2003. The registration statement, which registers the offer and sale by the Company from time to time of up to $300,000 of various securities, which may include debt securities, preferred stock, common stock and/or depositary shares, was declared effective on December 30, 2003. No securities associated with the registration statement have been issued as of the date of this Report on Form 10-K.

Debt Retirement Charges

The repurchases of the Senior Convertible Notes and Senior Notes resulted in a pretax charge to income for the year ended December 31, 2002 of $2,272.

Covenants

The Company is in compliance with all of the covenants contained in the Senior Convertible Notes indenture, the Senior Notes indenture and the Bank Credit Facility Agreement, consisting primarily of relationships of (1) debt to capital and (2) insurance subsidiaries' earnings to future interest charges.

NOTE 6 - Shareholders' Equity and Stock Options

Share Repurchase Program and Treasury Shares Held

At December 31, 2001, the Company held 19,341,296 shares in treasury. In December 2002, the Company issued 1,837,925 of the treasury shares as consideration for the repurchase of a portion of its outstanding Senior Convertible Notes. At December 31, 2003, the Company held 17,503,371 shares in treasury. As of December 31, 2003, $96,343 remained authorized for future share repurchases.

Authorization of Preferred Stock

In 1996, the shareholders of HMEC approved authorization of 1,000,000 shares of $0.001 par value preferred stock. The Board of Directors is authorized to (1) direct the issuance of the preferred stock in one or more series, (2) fix the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of the preferred stock, (3) fix the number of shares for any series and (4) increase or decrease the number of shares of any series. No shares of preferred stock were outstanding at December 31, 2003, 2002 and 2001.

The Company's catastrophe reinsurance program is augmented by a $75,000 equity put and reinsurance agreement. The equity put provides an option to sell shares of the Company's convertible preferred stock with a floating rate dividend at a pre-negotiated price in the event losses from catastrophes exceed the catastrophe reinsurance program coverage limit. Before tax benefits, the equity put provides a source of capital for up to $115,000 of catastrophe losses above the reinsurance coverage limit. The agreement contains certain conditions to Horace Mann's exercise of the equity put option as disclosed in Note 11 - Reinsurance. Fees related to this equity put option totaled $1,088 for the year ended December 31, 2003 and were charged directly to additional paid-in capital.

In connection with the equity put described in the preceding paragraph, the Board of Directors has designated a series of preferred stock to be available for use in the put. The Series so designated is Series A Cumulative Convertible Preferred Stock (the "Series A Stock") and 100,000 shares have been assigned to this series. None of these shares are currently issued or outstanding. The Series A Stock is dividend paying, at a floating rate which varies with movements in the London Interbank Offered Rate and with changes in the risk rating of the Series A Stock as determined by Standard & Poor's Corporation. The Series A Stock does not require any sinking fund or similar mechanism regarding payment of such dividends. Beginning on the fourth anniversary of the issuance of Series A Stock, the holders thereof have the right to demand conversion of the Series A Stock into common stock of the Company at a conversion rate based on then prevailing market prices for the common stock; however, upon receipt of a conversion demand, the Company has the right to redeem the Series A Stock prior to such conversion. The Series A Stock has liquidation rights which place the Series A Stock ahead of the common stock in priority. The Series A Stock has no voting rights other than the requirement that the Series A Stock approve any changes in the Series A Stock, the creation of any other class of stock on a par with or superior to the Series A Stock and certain extraordinary transactions such as certain mergers involving the Company.

Director Stock Plan

In 1996, the shareholders of HMEC approved the Deferred Equity Compensation Plan ("Director Stock Plan") for directors of the Company and reserved 600,000 shares for issuance pursuant to the Director Stock Plan. Shares of the Company's common stock issued under the Director Stock Plan may be either authorized and unissued shares or shares that have been reacquired by the Company. As of December 31, 2003, 2002 and 2001, 147,529, 139,867 and 121,322 units, respectively, were outstanding under this plan representing an equal number of common shares to be issued in the future.

Employee Stock Plan

In 1997, the Board of Directors of HMEC approved the Deferred Compensation Plan for Employees ("Employee Stock Plan"). Shares of the Company's common stock issued under the Employee Stock Plan may be either authorized and unissued shares or shares that have been reacquired by the Company. As of December 31, 2003, 2002 and 2001, 27,231, 30,585 and 14,303 units, respectively, were outstanding under this plan representing an equal number of common shares to be issued in the future.

Stock Options

The shareholders of HMEC approved the 1991 Stock Incentive Plan (the "1991 Plan"), the 2001 Stock Incentive Plan (the "2001 Plan") and the 2002 Incentive Compensation Plan (the "2002 Plan") and reserved a total of 9,000,000 shares of common stock for issuance under these plans. Under the 1991 Plan, the 2001 Plan and the 2002 Plan, options to purchase shares of HMEC common stock may be granted to executive officers, other employees and directors. The options are exercisable in installments generally beginning in the first year from the date of grant and generally expiring 10 years from the date of grant.

NOTE 6 - Shareholders' Equity and Stock Options-(Continued)

Changes in outstanding options and shares available for grant under the 1991 Plan, the 2001 Plan and the 2002 Plan were as follows:

	Weighted Average Option Price per Share	Range of Option Prices per Share	Options		
			Outstanding	Vested and Exercisable	Available for Grant
At December 31, 2000	$18.98	$ 9.00-$33.87	2,736,725	903,802	1,307,412
Granted	$18.22	$16.83-$21.77	1,020,050	271,775	(1,020,050)
Vested	$19.72	$13.84-$33.87	-	519,860	-
Exercised	$10.18	$ 9.00-$17.56	(207,575)	(207,575)	-
Canceled	$20.52	$15.32-$33.87	(136,950)	(136,950)	136,950
At December 31, 2001	$19.23	$11.12-$33.87	3,412,250	1,350,912	424,312
Increase in options available for grant			-	-	3,000,000
Granted	$20.72	$15.92-$21.64	1,375,950	116,944	(1,375,950)
Vested	$18.20	$13.84-$33.87	-	724,488	-
Exercised	$16.57	$11.13-$22.42	(107,410)	(107,410)	-
Canceled	$22.01	$15.15-$33.87	(131,370)	(131,370)	131,370
At December 31, 2002	$19.66	$11.12-$33.87	4,549,420	1,953,564	2,179,732
Granted	$13.95	$13.88-$15.33	593,700	153,841	(593,700)
Vested	$18.80	$14.78-$33.87	-	852,582	-
Canceled	$19.42	$13.88-$33.87	(473,150)	(473,150)	473,150
At December 31, 2003	$18.96	$11.12-$33.87	4,669,970	2,486,837	2,059,182

The weighted average grant date fair values were $3.98, $8.99 and $8.55 for options granted in 2003, 2002 and 2001, respectively. The weighted average prices of vested and exercisable options as of December 31, 2002 and 2001 were $20.22 and $19.23, respectively. For options outstanding at December 31, 2003, information segregated by ranges of exercise prices was as follows:

	Weighted Average Option Price per Share	Range of Option Prices per Share	Total Options Outstanding	Vested and Exercisable Options		
				Options	Weighted Average Option Price per share	Weighted Average Life
At December 31, 2003						
	$14.35	$11.12-$16.38	749,275	265,316	$14.67	7.8 years
	$19.24	$16.83-$23.31	3,750,395	2,051,221	$18.99	6.8 years
	$33.05	$25.63-$33.87	170,300	170,300	$33.05	4.4 years
Total	$18.96	$11.12-$33.87	4,669,970	2,486,837	$19.49	6.8 years

NOTE 7 - Income Taxes

The federal income tax liabilities included in Other Liabilities in the Consolidated Balance Sheets as of December 31, 2003 and 2002 were as follows:

	December 31, 2003	December 31, 2002
Current liability	$ 2,803	$ 14,698
Deferred liability	8,426	14,761

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. There are no deferred tax liabilities that have not been recognized. The "temporary differences" that give rise to the deferred tax balances at December 31, 2003 and 2002 were as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets		
Discounting of unpaid claims and claim expenses tax reserves	$ 8,862	$ 7,103
Life insurance future policy benefit reserve revaluation	29,296	26,599
Unearned premium reserve reduction	13,314	12,664
Postretirement benefits other than pension	10,585	10,890
Unutilized net operating loss carryforward	17,586	1,060
Unutilized capital loss carryforward	9,342	4,638
Impaired securities	3,544	17,512
Compensation accruals	6,619	5,609
North Carolina premium escrow	1,715	646
Other, net	4,262	5,287
Total gross deferred tax assets	105,125	92,008
Deferred tax liabilities		
Unrealized gains on securities	43,943	43,382
Intangible assets	9,849	11,181
Deferred policy acquisition costs	59,759	52,206
Total gross deferred tax liabilities	113,551	106,769
Net deferred tax liability	$ 8,426	$ 14,761

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2003, the Company had available $50,245 (pretax) of net tax operating loss carryforwards for federal income tax purposes. These carryforwards will expire beginning in 2016 thru 2018. In addition, the Company had available $26,694 (pretax) of capital loss carryforwards which will expire beginning in 2006 thru 2008.

The components of federal income tax expense (benefit) were as follows:

	Year Ended December 31, 2003	2002	2001
Current	$ 7,106	$ 29,423	$ (8,536)
Deferred	(6,902)	(33,091)	11,291
Total tax expense (benefit)	$ 204	$ (3,668)	$ 2,755

Income tax expense for the following periods differed from the expected tax computed by applying the federal corporate tax rate of 35% to income before income taxes as follows:

	Year Ended December 31,		
	2003	2002	2001
Expected federal tax on income	$ 6,713	$ 2,683	$ 9,920
Add (deduct) tax effects of:			
Tax-exempt interest	(5,027)	(3,928)	(3,826)
Tax reserve release	-	-	(3,034)
Goodwill	-	-	566
Dividend received deduction	(1,918)	(2,608)	(904)
Other, net	436	185	1,302
Income tax expense (benefit) provided on income before adjustment to the provision for prior years' taxes	204	(3,668)	4,024
Adjustment to the provision for prior years' taxes	-	-	(1,269)
Income tax expense (benefit) provided on income	$ 204	$(3,668)	$ 2,755

As previously reported, the Company had been contesting proposed additional federal income taxes relating to a settlement agreement with the Internal Revenue Service ("IRS") for prior years' taxes. In the third quarter of 1999, the Company recorded an additional federal income tax provision of $20,000 representing the maximum exposure of the Company to the IRS with regard to the issue for all of the past tax years in question (1994 through 1997). In 2000, the Company reached a final resolution with the IRS for the tax years 1994, 1995 and 1996 in an amount that was $8,682 less than was previously accrued. That amount was included in net income for the year ended December 31, 2000. In 2001, the Company's liability for the 1997 tax year was resolved, resulting in a release of $1,269 that had previously been accrued for that tax year. That amount was included in net income for the year ended December 31, 2001.

NOTE 8 - Fair Value of Financial Instruments

The Company is required under GAAP to disclose estimated fair values for certain financial instruments. Fair values of the Company's insurance contracts other than annuity contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk through the matching of investment maturities with amounts due under insurance contracts. The following methods and assumptions were used to estimate the fair value of financial instruments.

Investments - For fixed maturities and short-term and other investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities, adjusted for differences between the quoted securities and the securities being valued. The fair value of policy loans is based on estimates using discounted cash flow analysis and current interest rates being offered for new loans. The fair value of mortgage loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities. The carrying value of real estate is an estimate of fair value based on discounted cash flows from operations.

Annuity Contract Liabilities and Policyholder Account Balances on Interest-sensitive Life Contracts - The fair values of annuity contract liabilities and policyholder account balances on interest-sensitive life contracts are equal to the discounted estimated future cash flows (using the Company's current interest rates for similar products including consideration of minimum guaranteed interest rates) including an adjustment for risk that the timing or amount of cash flows will vary from management's estimate.

Other Policyholder Funds - Other policyholder funds are liabilities related to supplementary contracts without life contingencies and dividend accumulations which represent deposits that do not have defined maturities. The carrying value of these funds is used as a reasonable estimate of fair value.

Long-term Debt - The fair value of long-term debt is estimated based on quoted market prices of publicly traded issues.

The carrying amounts and fair values of financial instruments at December 31, 2003 and 2002 consisted of the following:

	December 31,			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Investments				
Fixed maturities	$3,258,674	$3,258,674	$2,991,195	$2,991,195
Short-term and other investments	104,904	109,877	135,431	138,734
Short-term investments, loaned securities collateral	22,147	22,147	3,937	3,937
Total investments	3,385,725	3,390,698	3,130,563	3,133,866
Cash	19,773	19,773	60,162	60,162
Financial Liabilities				
Policyholder account balances on interest-sensitive life contracts	87,249	85,302	93,435	91,359
Annuity contract liabilities	1,526,174	1,361,788	1,385,737	1,236,478
Other policyholder funds	129,888	129,888	125,108	125,108
Short-term debt	25,000	25,000	-	-
Long-term debt	144,703	142,916	144,685	137,692

Fair value assumptions are based upon subjective estimates of market conditions and perceived risks of financial instruments at a certain point in time. The disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial instrument. In addition, potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

NOTE 9 - Statutory Surplus and Subsidiary Dividend Restrictions

The insurance departments of various states in which the insurance subsidiaries of HMEC are domiciled recognize as net income and surplus those amounts determined in conformity with statutory accounting principles prescribed or permitted by the insurance departments, which differ in certain respects from GAAP.

Reconciliations of statutory capital and surplus and net income, as determined using statutory accounting principles, to the amounts included in the accompanying financial statements are as follows:

	December 31,	
	2003	2002
Statutory capital and surplus of insurance subsidiaries	$ 438,856	$ 427,737
Increase (decrease) due to:		
Deferred policy acquisition costs	193,703	174,555
Difference in policyholder reserves	(40,600)	(39,784)
Goodwill	47,396	47,396
Value of acquired insurance in force	27,259	31,945
Liability for postretirement benefits, other than pensions	(29,871)	(30,253)
Investment fair value adjustments on fixed maturities	133,813	132,188
Difference in investment reserves	30,866	19,448
Federal income tax liability	(43,493)	(38,962)
Minimum pension liability adjustment	(26,541)	(26,563)
Non-admitted assets and other, net	1,733	5,216
Shareholders' equity of parent company and non-insurance subsidiaries	(32,943)	(29,396)
Parent company short-term and long-term debt	(169,703)	(144,685)
Shareholders' equity as reported herein	$ 530,475	$ 528,842

	Year Ended December 31,		
	2003	2002	2001
Statutory net income (loss) of insurance subsidiaries	$ 12,616	$ (28,741)	$ 15,146
Net loss of non-insurance companies	(4,337)	(3,831)	(3,313)
Interest expense	(6,339)	(8,517)	(9,250)
Tax benefit of interest expense and other parent company current tax adjustments	(2,087)	5,731	10,954
Combined net income (loss)	(147)	(35,358)	13,537
Increase (decrease) due to:			
Deferred policy acquisition costs	19,836	21,821	19,565
Policyholder benefits	126,999	(42,708)	9,513
Reserve adjustment on life reinsurance ceded	(118,813)	50,000	-
Federal income tax expense	5,101	32,859	(13,850)
Provision for prior years' taxes	-	-	1,269
Amortization of intangible assets	(5,027)	(5,734)	(5,774)
Investment reserves	6,446	9,009	5,425
Other adjustments, net	(15,420)	(18,556)	(4,098)
Net income as reported herein	$ 18,975	$ 11,333	$ 25,587

The Company has principal insurance subsidiaries domiciled in Illinois, California and Texas. The statutory financial statements of these subsidiaries are prepared in accordance with accounting principles prescribed or permitted by the Illinois Department of Insurance, the California Department of Insurance and the Texas Department of Insurance, as applicable. Prescribed statutory accounting principles include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules.

NOTE 9 - Statutory Surplus and Subsidiary Dividend Restrictions-(Continued)

The Company's insurance subsidiaries are subject to various regulatory restrictions which limit the amount of annual dividends or other distributions, including loans or cash advances, available to HMEC without prior approval of the insurance regulatory authorities. The aggregate amount of dividends that may be paid by the insurance subsidiaries to HMEC during 2004 without prior approval is approximately $43,000.

The NAIC has adopted risk-based capital guidelines to evaluate the adequacy of statutory capital and surplus in relation to risks assumed in investments, reserving policies, and volume and types of insurance business written. State insurance regulations prohibit insurance companies from making any public statements or representations with regard to their risk-based capital levels. Based on current guidelines, the risk-based capital statutory requirements are not expected to have a negative regulatory impact on the Company's insurance subsidiaries. At December 31, 2003 and 2002, statutory capital and surplus of each of the Company's insurance subsidiaries was above required levels.

On December 31, 2003, the Company's primary life insurance subsidiary, Horace Mann Life Insurance Company ("HMLIC"), entered into a reinsurance agreement with the United States branch of Sun Life Assurance Company of Canada ("SLACC") which replaced the 2002 agreement with Sun Life Reinsurance Company Limited ("SLRCL"), a member of the Sun Life Financial Group. Under the terms of the December 31, 2003 agreement, which is expected to be in place for a five year period, HMLIC ceded to SLACC, on a combination coinsurance and modified coinsurance basis, a 75% quota share of HMLIC's in force interest-sensitive life block of business issued prior to January 1, 2002. SLACC assumes its proportional share of all risks attendant to the business reinsured such as mortality, persistency and investment risk, reducing HMLIC's liabilities under statutory accounting principles to the extent of the ceded commission. The initial ceded commission received by HMLIC was $50,000 and resulted in a $32,500 after-tax increase in HMLIC's statutory surplus. Subsequent growth in HMLIC's statutory surplus is expected to be reduced by approximately $6,500 annually, as the coinsurance reserve declines over the term of the agreement. Fees related to these transactions, which are anticipated to reduce the Company's pretax GAAP income by approximately $1,000 in 2004, are also expected to decline over the term of the agreement. These transactions improved the statutory operating leverage and risk-based capital ratio of HMLIC in 2003 and 2002. The agreement contains a condition whereby HMLIC must maintain an S&P financial strength rating of BBB- or higher. If this condition is not maintained for a period of more than 60 consecutive days, HMLIC may recapture the agreement without penalty after giving 30 days written notice.

NOTE 10 - Pension Plans and Other Postretirement Benefits

All employees of the Company are covered by a defined contribution plan and participate in a 401(k) plan. Employees hired on or before December 31, 1998 are also covered under a defined benefit plan. In addition, certain employees participate in a supplemental defined benefit plan or a supplemental defined contribution plan or both.

Under the defined contribution plan, the Company makes a contribution to each participant's account based on compensation and years of service. Participants are 100% vested in this plan after 5 years of service.

All employees of the Company participate in a 401(k) plan. Beginning January 1, 2002, the Company automatically contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. In addition, each participant may contribute up to 20% of eligible compensation into their account. Prior to December 31, 2001, the Company contributed an amount equal to 50% of the first 6% of eligible compensation contributed by the employee, and the Company contribution vested over 5 years at a rate of 20% per year of service.

Amounts earned under the defined benefit and supplemental defined benefit plans are based on years of service and the highest average 36 consecutive months earnings under the plan through March 31, 2002. Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefit plans but continue to retain the benefits they had accrued to date. Participants are 100% vested in these plans after 5 years of service.

The Company's policy with respect to funding the defined benefit plan is to contribute amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payments consistent with the funding requirements of federal laws and regulations. For the defined contribution, 401(k) and defined benefit plans, investments have been set aside in a trust fund; whereas the supplemental retirement plans are non-qualified, unfunded plans.

Total expense recorded for the defined contribution, 401(k), defined benefit and supplemental plans was $15,347, $19,259 and $10,678 for the years ended December 31, 2003, 2002 and 2001, respectively.

Defined Contribution Plan and 401(k) Plan

Pension benefits under the defined contribution plan were fully funded and investments were set aside in a trust fund. None of the trust fund assets for the defined contribution plan have been invested in shares of HMEC's common stock. The 401(k) plan was fully funded and investments were set aside through an annuity contract underwritten by the Company's principal life insurance subsidiary. The annuity contract includes a fixed return account option and several variable return account options, with the account options selected by the individual plan participants. One of the variable return account options invests in shares of HMEC common stock. Contributions to employees' accounts under the defined contribution plan and the 401(k) plan, which were expensed in the Company's Consolidated Statements of Operations, and total assets of the plans were as follows:

	Year Ended December 31,		
	2003	2002	2001
Defined contribution plan:			
Contributions to employees accounts	$ 5,818	$ 6,254	$ 6,012
Total assets at the end of the year	112,795	105,431	97,967
401(k) plan:			
Contributions to employees accounts	3,814	3,471	2,301
Total assets at the end of the year	93,977	81,751	92,189

NOTE 10 - Pension Plans and Other Postretirement Benefits-(Continued)

Defined Benefit Plan and Supplemental Retirement Plans

The following tables summarize both the funding status of the defined benefit and supplemental retirement pension plans and identify the assumptions used to determine the projected benefit obligation and the components of net pension cost for the defined benefit plan and supplemental retirement plans for the following periods:

	Defined Benefit Plan December 31,			Supplemental Retirement Plans December 31,		
	2003	2002	2001	2003	2002	2001
Change in benefit obligation:						
Projected benefit obligation at beginning of year	$ 50,402	$ 50,927	$ 50,830	$ 16,014	$ 13,607	$ 12,191
Service cost	-	696	1,789	555	671	610
Interest cost	3,258	3,453	3,518	1,019	907	840
Plan amendments	-	-	980	-	-	(383)
Actuarial loss (gains)	8,569	7,056	5,500	(103)	1,839	1,355
Benefits paid	(2,022)	(1,484)	(6,010)	(1,219)	(1,010)	(997)
Curtailment gain	-	-	(5,680)	-	-	(9)
Settlements	(6,946)	(10,246)	-	-	-	-
Projected benefit obligation at end of year	$ 53,261	$ 50,402	$ 50,927	$ 16,266	$ 16,014	$ 13,607
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 28,105	$ 34,569	$ 43,401	$ -	$ -	$ -
Actual return on plan assets	5,812	(2,644)	(2,822)	-	-	-
Employer contributions	8,780	7,910	-	1,219	1,010	997
Benefits paid	(2,022)	(1,484)	(6,010)	(1,219)	(1,010)	(997)
Settlements	(6,946)	(10,246)	-	-	-	-
Fair value of plan assets at end of year	$ 33,729	$ 28,105	$ 34,569	$ -	$ -	$ -
Funded status	$(19,532)	$(22,297)	$(16,358)	$(16,266)	$(16,014)	$(13,607)
Unrecognized net actuarial loss	22,860	22,393	14,967	3,681	4,136	2,603
Accrued benefit cost included in the Consolidated Balance Sheets	3,328	96	(1,391)	(12,585)	(11,878)	(11,004)
Additional liability to recognize unfunded accumulated benefit obligation	(22,860)	(22,393)	(14,967)	(3,681)	(4,170)	(2,630)
Total benefit cost	$(19,532)	$(22,297)	$(16,358)	$(16,266)	$(16,048)	$(13,634)
Amounts recognized in the Statements of Financial Position consist of:						
Accrued benefit cost	$ 3,328	$ 96	$ (1,391)	$(12,585)	$(11,878)	$(11,004)
Minimum liability	(22,860)	(22,393)	(14,967)	(3,681)	(4,170)	(2,630)
Accumulated other comprehensive income	22,860	22,393	14,967	3,681	4,170	2,630
Net amount recognized	$ 3,328	$ 96	$ (1,391)	$(12,585)	$(11,878)	$(11,004)
Information for pension plans with an accumulated benefit obligation greater than plan assets:						
Projected benefit obligation	$ 53,261	$ 50,402	$ 50,927	$ 16,266	$ 16,014	$ 13,607
Accumulated benefit obligation	53,261	50,402	50,927	16,266	16,014	13,607
Fair value of plan assets	33,729	28,105	34,569	-	-	-

The increase in the Company's 2002 minimum pension liability for the defined benefit plan of $7,426 was attributable to the following factors: (1) a decline in asset performance, (2) an increase in the assumed frequency of lump sum elections, (3) an increase in retirement rates and (4) a change in the discount rate from 7.00% to 6.75%. The increase in the Company's 2001 minimum pension liability for the defined benefit plan of $14,967 was attributable to the following factors: (1), (2) and (3) as noted in the previous sentence and (4) a change in the discount rate from 7.25% to 7.00%. These increases were recorded as charges to a separate component of shareholders' equity.

	Defined Benefit Plan			Supplemental Retirement Plans		
	Year Ended December 31,			Year Ended December 31,		
	2003	2002	2001	2003	2002	2001
Components of net periodic pension (income) expense:						
Service cost	$ -	$ 696	$ 1,789	$ 555	$ 671	$ 610
Interest cost	3,258	3,453	3,518	1,019	907	840
Expected return on plan assets	(2,490)	(2,798)	(4,021)	-	-	-
Amortization of prior service cost	-	-	(610)	-	-	314
Recognized net actuarial loss	1,675	980	-	352	307	174
Curtailment (gain) loss	-	-	(1,614)	-	-	1,258
Settlement loss	3,104	4,093	-	-	-	-
Net periodic pension (income) expense	$5,547	$ 6,424	$ (938)	$1,926	$1,885	$3,196
Weighted-average assumptions used to determine expense:						
Discount rate	6.38%	6.81%	7.25%	6.75%	7.00%	7.25%
Expected return on plan assets	7.50%	7.81%	8.75%	*	*	*
Annual rate of salary increase	*	4.00%	4.00%	*	4.00%	4.00%
Weighted-average assumptions used to determine benefit obligations as of December 31:						
Discount rate	6.25%	6.75%	7.00%	6.25%	6.75%	7.00%
Expected return on plan assets	7.50%	7.50%	8.75%	*	*	*
Annual rate of salary increase	*	*	4.00%	*	*	4.00%

* Not applicable.

The assumption for the long-term rate of return on plan assets was determined by considering actual investment experience during the lifetime of the plan, balanced with reasonable expectations of future growth considering the various classes of assets and percentage allocation for each asset class.

In 2001, HMEC's Board of Directors approved a proposal for the curtailment of the Company's defined benefit plans. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits", the curtailment gain was recognized in 2001, the period in which the pension plan was amended.

The allocation by asset category of the Company's defined benefit pension plan assets at December 31, 2003, 2002 and 2001 (the measurement dates) were as follows:

	December 31,		
	2003	2002	2001
Asset category			
Equity securities (1)	71.3%	55.6%	72.2%
Debt securities	26.7	23.1	27.3
Cash and short-term investments	2.0	21.3	0.5
Total	100.0%	100.0%	100.0%

(1) None of the trust fund assets for the defined benefit pension plan have been invested in shares of HMEC's common stock.

In 2002, the Company adopted an investment policy for the defined benefit pension plan that aligns the assets within the plan's trust to a 70% equity and 30% stable value funds allocation. Management believes this allocation will produce the targeted long-term rate of return on assets necessary for payment of future benefit obligations, while providing adequate liquidity for payments to current beneficiaries. During 2003, assets were rebalanced to reflect the defined benefit pension plan's investment policy and the trustee has been directed to review and adjust invested assets at least quarterly to maintain the target allocation percentages.

The Company expects to contribute $3,500 to the defined benefit plan and $1,200 to the supplemental retirement plan in 2004.

Postretirement Benefits Other than Pensions

In addition to providing pension benefits, the Company also provides certain health care and life insurance benefits to retired employees and eligible dependents. Through December 31, 2000, employees with ten years of service were eligible to receive these benefits upon retirement. Effective January 1, 2001, the eligibility requirement increased to age 55 and 20 years of service. Employees hired on or after January 1, 2001 are not eligible for postretirement medical benefits. Effective January 1, 2004, only employees who are at least age 50 with at least 15 years of service are eligible to participate in this program. Postretirement benefits other than pensions of active and retired employees are accrued as expense over the employees' service years.

NOTE 10 - Pension Plans and Other Postretirement Benefits-(Continued)

The following table presents the funded status of postretirement benefits other than pensions of active and retired employees (including employees on disability more than 2 years) as of December 31, 2003, 2002 and 2001 (the measurement dates) reconciled with amounts recognized in the Company's Consolidated Balance Sheets:

	December 31,		
	2003	2002	2001
Change in accumulated postretirement benefit obligation:			
Accumulated postretirement benefit obligation at beginning of year	$ 37,087	$ 35,749	$ 30,766
Changes during fiscal year			
Service cost	248	396	475
Interest cost	1,972	2,231	2,285
Plan amendments	(3,947)	-	-
Benefits paid	(2,301)	(1,976)	(1,676)
Actuarial (gain) loss	(2,822)	687	3,899
Accumulated postretirement benefit obligation at end of year	$ 30,237	$ 37,087	$ 35,749
Unfunded status	$(30,237)	$(37,087)	$(35,749)
Unrecognized prior service cost	(3,588)	-	-
Unrecognized net loss from past experience different from that assumed	3,954	6,834	6,147
Accrued postretirement benefit cost	$(29,871)	$(30,253)	$(29,602)

	Year Ended December 31,		
	2003	2002	2001
Components of net periodic benefit cost:			
Service cost	$ 248	$ 396	$ 475
Interest cost	1,972	2,231	2,285
Amortization of prior service cost	(359)	-	-
Amortization of prior losses	58	-	30
Net periodic benefit cost	$ 1,919	$ 2,627	$ 2,790

The Company expects to contribute $2,300 to the postretirement benefit plan in 2004.

Sensitivity Analysis

A one percentage point change in the assumed health care cost trend rate for each year would change the accumulated postretirement benefit obligation as follows:

	December 31,		
	2003	2002	2001
Accumulated postretirement benefit obligation			
Effect of a one percentage point increase	$ 799	$ 904	$ 967
Effect of a one percentage point decrease	(710)	(805)	(859)
Service and interest cost components of the net periodic postretirement benefit expense			
Effect of a one percentage point increase	$ 54	$ 45	$ 77
Effect of a one percentage point decrease	(48)	(40)	(64)
Healthcare cost trend rate assumed	11.0%	12.0%	6.5%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.5%	5.5%	5.0%
Year the rate is assumed to reach the ultimate trend rate	2009	2009	2004
Weighed-average assumptions used to determine benefit obligation and net benefit cost as of December 31,			
Discount rate	6.25%	6.75%	7.00%
Expected return on plan assets	*	*	*

* Not applicable.

The discount rate of 6.25% at December 31, 2003 is based on the average yield for long-term, high-grade securities available during the benefit payout period. To set its discount rate, the Company looks to leading indicators, including Moody's Aa long-term bond index.

The Company acknowledges the existence of the new government Medicare Prescription Drug Program. The table above does not give consideration to this new program. Any effects of this program on the postretirement health care plan of the Company are being deferred while guidance is still pending on the accounting for the federal subsidy in this new program. Guidance, when issued, could require the Company to change previously reported information; however, the impact of this program is not expected to be material to the Company.

NOTE 11 - Reinsurance

In the normal course of business, the Company's insurance subsidiaries assume and cede reinsurance with other insurers. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses; however, such a transfer does not relieve the originating insurance company of contingent liability.

The Company is a national underwriter and therefore has exposure to catastrophic losses in certain coastal states and other regions throughout the U.S. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, severe winter weather and fires, and the frequency and severity of catastrophes are inherently unpredictable. The financial impact from catastrophic losses results from both the total amount of insured exposure in the area affected by the catastrophe as well as the severity of the event. The Company seeks to reduce its exposure to catastrophe losses through the geographic diversification of its insurance coverage, deductibles, maximum coverage limits, the purchase of catastrophe reinsurance, and the purchase of a catastrophe-linked equity put option and reinsurance agreement, described below.

The total amounts of reinsurance recoverable on unpaid insurance reserves classified as assets and reported in Other Assets in the Consolidated Balance Sheets were as follows:

	December 31, 2003	December 31, 2002
Reinsurance Recoverables on Reserves and Unpaid Claims		
Life and health	$ 8,161	$ 9,534
Property and casualty		
State insurance facilities	9,582	36,780
Other insurance companies	11,033	7,921
Total	$28,776	$54,235

The Company recognizes the cost of reinsurance premiums over the contract periods for such premiums in proportion to the insurance protection provided. Amounts recoverable from reinsurers for unpaid claims and claim settlement expenses, including estimated amounts for unsettled claims, claims incurred but not reported and policy benefits are estimated in a manner consistent with the insurance liability associated with the policy. The effect of reinsurance on premiums written and contract deposits, premiums and contract charges earned, and benefits, claims and settlement expenses were as follows:

	Gross Amount	Ceded to Other Companies	Assumed from State Facilities	Net
Year ended December 31, 2003				
Premiums written and contract deposits	$971,213	$23,038	$7,284	$955,459
Premiums and contract charges earned	658,171	22,249	7,614	643,536
Benefits, claims and settlement expenses	523,205	8,342	4,115	518,978
Year ended December 31, 2002				
Premiums written and contract deposits	905,674	20,750	14,405	899,329
Premiums and contract charges earned	642,310	33,567	16,490	625,233
Benefits, claims and settlement expenses	462,476	26,784	15,174	450,866
Year ended December 31, 2001				
Premiums written and contract deposits	885,801	27,991	17,756	875,566
Premiums and contract charges earned	625,722	28,601	18,121	615,242
Benefits, claims and settlement expenses	475,991	18,416	18,008	475,583

There were no losses from uncollectible reinsurance recoverables in the three years ended December 31, 2003. Past due reinsurance recoverables as of December 31, 2003 were not material.

The Company maintains an excess and catastrophe treaty reinsurance program. The Company reinsured 95% of catastrophe losses above a retention of $8,500 per occurrence up to $80,000 per occurrence through December 31, 2003. Effective January 1, 2004, the retention on this coverage increased to $10,000. In addition, the Company's predominant insurance subsidiary for property and casualty business written in Florida reinsures 90% of hurricane losses in that state above a retention of $14,500 up to $50,900 with the Florida Hurricane Catastrophe Fund, based on the Fund's financial resources. These catastrophe reinsurance programs are augmented by a $75,000 equity put and reinsurance agreement. This equity put provides an option to sell shares of the Company's convertible preferred stock with a floating rate dividend at a pre-negotiated price in the event losses from catastrophes exceed the catastrophe reinsurance program coverage limit.

Effective May 7, 2002, the Company entered into an equity put and reinsurance agreement with a subsidiary of Swiss Reinsurance Company. The Swiss Re Group is rated "A+ (Superior)" by A.M. Best. Under the 36-month agreement, which is renewable annually at the option of the Company, the equity put coverage of $75,000 provides a source of capital for up to $115,000 of pretax catastrophe losses above the reinsurance coverage limit. The Company also has the option, in place of the equity put, to require a Swiss Re Group member to issue a 10% quota share reinsurance coverage of all of the Company's property and casualty book of business. Annual fees related to this equity put option, which are charged directly to additional paid-in capital, are 145 basis points for the May 7, 2002 through May 7, 2004 period increasing to 150 basis points for the May 7, 2004 through May 7, 2005 period. The agreement contains certain conditions to Horace Mann's exercise of the equity put option including: (1) the Company's shareholders' equity, adjusted to exclude goodwill, can not be less than $215,000 after recording the first triggering event; (2) the Company's debt as a percentage of total capital can not be more than 47.5% prior to recording the triggering event; and (3) the Company's S&P financial strength rating can not be below "BBB" prior to a triggering event. The Company's S&P financial strength rating was "A" at December 31, 2003.

For liability coverages, including the educator excess professional liability policy, the Company reinsures each loss above a retention of $500 up to $20,000. Through December 31, 2003, the Company also reinsured each property loss above a retention of $250 up to $2,500, including catastrophe losses that in the aggregate are less than the retention levels above. Effective January 1, 2004, the retention on the property loss coverage increased to $500.

The maximum individual life insurance risk retained by the Company is $200 on any individual life and a maximum of $100 or $125 is retained on each group life policy depending on the type of coverage. Excess amounts are reinsured. The Company also maintains a life catastrophe reinsurance program. The Company reinsured 100% of the catastrophe risk in excess of $1,000 up to $20,000 per occurrence through December 31, 2003 and in excess of $1,000 up to $15,000 per occurrence effective January 1, 2004. This program covers acts of terrorism but excludes nuclear, biological and chemical explosions as well as other acts of war.

NOTE 12 - Contingencies

Lawsuits and Legal Proceedings

In June 2002, the Company recorded a pretax charge of $1,581 representing the Company's best estimate of the costs of resolving class action lawsuits related to diminished value brought against the Company. A final court hearing on this matter was held on December 18, 2002, at which time the settlement was approved and was within the amount previously accrued by the Company.

There are various other lawsuits and legal proceedings against the Company. Management and legal counsel are of the opinion that the ultimate disposition of such other litigation will have no material adverse effect on the Company's financial position or results of operations.

Assessments for Insolvencies of Unaffiliated Insurance Companies

The Company is also contingently liable for possible assessments under regulatory requirements pertaining to potential insolvencies of unaffiliated insurance companies. Liabilities, which are established based upon regulatory guidance, have generally been insignificant. In December 2001, the Company recorded a pretax charge of $1,314 representing its estimated portion of the industry assessment related to the insolvency of the Reliance Insurance Group.

NOTE 13 - Supplementary Data on Cash Flows

A reconciliation of net income to net cash provided by operating activities as presented in the Consolidated Statements of Cash Flows is as follows:

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Net income	$ 18,975	$ 11,333	$ 25,587
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses	(25,487)	49,407	10,019
Depreciation and amortization	11,082	12,512	8,300
Increase in insurance liabilities	147,502	91,429	124,830
(Increase) decrease in premium receivables	634	10,968	(7,160)
Increase in deferred policy acquisition costs	(19,835)	(21,822)	(19,565)
(Increase) decrease in reinsurance recoverable	1,110	4,279	(5,850)
Increase (decrease) in federal income tax liabilities	(18,791)	(9,061)	3,179
Decrease in liabilities for restructuring and litigation charges	(3,101)	(170)	(3,127)
Other	5,319	16,592	12,644
Total adjustments	98,433	154,134	123,270
Net cash provided by operating activities	$117,408	$165,467	$148,857

The Company's repurchases of debt in 2002 resulted in non-cash financing charges of $1,731.

NOTE 14 - Segment Information

The Company's operations include the following operating segments which have been determined on the basis of insurance products sold: property and casualty, annuity and life insurance. The property and casualty insurance segment includes primarily personal lines automobile and homeowners products. The annuity segment includes primarily fixed and variable tax-qualified annuity products. The life insurance segment includes primarily interest-sensitive life and traditional life products.

The accounting policies of the segments are the same as those described in Note 1 - Summary of Significant Accounting Policies. The Company accounts for intersegment transactions, primarily the allocation of agent and overhead costs from the corporate and other segment to the property and casualty, annuity and life segments, on a cost basis. The Company does not allocate the impact of corporate level transactions to the insurance segments, consistent with management's evaluation of the results of those segments.

Summarized financial information for these segments is as follows:

	Year Ended December 31,		
	2003	2002	2001
Insurance premiums and contract charges earned			
Property and casualty	$ 533,761	$ 519,546	$ 508,345
Annuity	14,588	14,247	14,906
Life	96,004	92,707	93,272
Intersegment eliminations	(817)	(1,267)	(1,281)
Total	$ 643,536	$ 625,233	$ 615,242
Net investment income			
Property and casualty	$ 31,892	$ 35,180	$ 37,749
Annuity	104,380	107,731	107,583
Life	49,605	53,925	55,226
Corporate and other	10	387	98
Intersegment eliminations	(1,162)	(1,175)	(1,389)
Total	$ 184,725	$ 196,048	$ 199,267
Net income			
Property and casualty	$ (17,805)	$ 19,943	$ 5,184
Annuity	14,353	16,963	20,619
Life	13,431	18,899	18,646
Corporate and other (a)	8,996	(44,472)	(18,862)
Total	$ 18,975	$ 11,333	$ 25,587
Amortization of intangible assets			
Value of acquired insurance in force			
Annuity	$ 3,402	$ 4,008	$ 2,317
Life	1,625	1,726	1,839
Subtotal	5,027	5,734	4,156
Goodwill	-	-	1,618
Total	$ 5,027	$ 5,734	$ 5,774

	December 31,	
	2003	2002
Assets		
Property and casualty	$ 795,579	$ 773,362
Annuity	3,163,808	2,628,083
Life	947,468	1,036,078
Corporate and other	95,505	112,102
Intersegment eliminations	(29,372)	(37,336)
Total	$4,972,988	$4,512,289

(a) The corporate and other segment includes interest expense on debt and the impact of realized investment gains and losses, restructuring charges, debt retirement costs, litigation charges, provision for prior years' taxes and certain public company expenses.

NOTE 15 - Unaudited Interim Information

Summary quarterly financial data is presented below.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2003				
Insurance premiums written and contract deposits	$249,723	$251,436	$234,760	$219,540
Total revenues	232,436	211,014	209,207	201,091
Net income (loss)	23,059	(14,266)	2,083	8,099
Per share information				
Basic				
Net income (loss)	$ 0.54	$ (0.34)	$ 0.05	$ 0.19
Shares of common stock - weighted average (a) ...	42,722	42,722	42,707	42,700
Diluted				
Net income (loss)	$ 0.54	$ (0.34)	$ 0.05	$ 0.19
Shares of common stock and equivalent shares - weighted average (a)	42,900	42,933	42,901	42,869
2002				
Insurance premiums written and contract deposits	$236,377	$232,604	$218,600	$211,748
Total revenues	210,667	189,981	163,406	207,820
Net income (loss)	13,547	549	(18,334)	15,571
Per share information				
Basic				
Net income (loss)	$ 0.33	$ 0.02	$ (0.45)	$ 0.38
Shares of common stock - weighted average (a) ...	41,293	40,850	40,838	40,780
Diluted				
Net income (loss)	$ 0.33	$ 0.02	$ (0.45)	$ 0.38
Shares of common stock and equivalent shares - weighted average (a)	41,466	41,025	41,294	41,231
2001				
Insurance premiums written and contract deposits	$225,262	$224,307	$218,225	$207,772
Total revenues	201,889	203,131	196,106	203,364
Net income (loss)	4,758	9,057	(4,926)	16,698
Per share information				
Basic				
Net income (loss)	$ 0.12	$ 0.22	$ (0.12)	$ 0.41
Shares of common stock - weighted average (a) ...	40,728	40,659	40,554	40,524
Diluted				
Net income (loss)	$ 0.12	$ 0.22	$ (0.12)	$ 0.41
Shares of common stock and equivalent shares - weighted average (a)	41,016	40,977	40,874	40,747

(a) Rounded to thousands.

HORACE MANN EDUCATORS CORPORATION

SUMMARY OF INVESTMENTS-OTHER THAN INVESTMENTS IN RELATED PARTIES
December 31, 2003

(Dollars in thousands)

Type of Investments	Cost(1)	Fair Value	Amount shown in Balance Sheet
Fixed maturities:			
U.S. Government and U.S. Government agencies and authorities	$ 943,375	$ 961,062	$ 961,062
States, municipalities and political subdivisions	488,081	502,912	502,912
Foreign government bonds	33,134	36,194	36,194
Public utilities	123,293	128,854	128,854
Other corporate bonds	1,536,978	1,629,652	1,629,652
Total fixed maturity securities	3,124,861	$3,258,674	3,258,674
Mortgage loans and real estate	4,557	XXX	4,557
Short-term investments	25,367	XXX	25,367
Short-term investments, loaned securities	22,147	XXX	22,147
Policy loans and other	74,270	XXX	74,980
Total investments	$3,251,202	XXX	$3,385,725

(1) Bonds at original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts and impairment in value of specifically identified investments.

See accompanying Independent Auditors' Report.

HORACE MANN EDUCATORS CORPORATION
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS
As of December 31, 2003 and 2002
(Dollars in thousands, except per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Investments and cash	$ 7,311	$ 10,913
Investment in subsidiaries	640,886	608,164
Other assets	53,297	55,764
Total assets	$ 701,494	$ 674,841
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 25,000	$ -
Long-term debt	144,703	144,685
Other liabilities	1,316	1,314
Total liabilities	171,019	145,999
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued	-	-
Common stock, $0.001 par value, authorized 75,000,000 shares; issued, 2003, 60,225,311; 2002, 60,194,615	60	60
Additional paid-in capital	342,306	342,749
Retained earnings	456,330	455,308
Accumulated other comprehensive income (loss), net of taxes:		
Net unrealized gains on fixed maturities and equity securities	81,608	80,567
Minimum pension liability adjustment	(17,252)	(17,265)
Treasury stock, at cost, 2003 and 2002, 17,503,371 shares	(332,577)	(332,577)
Total shareholders' equity	530,475	528,842
Total liabilities and shareholders' equity	$ 701,494	$ 674,841

See accompanying note to condensed financial statements.

See accompanying Independent Auditors' Report.

HORACE MANN EDUCATORS CORPORATION
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION

STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Year Ended December 31, 2003	2002	2001
Revenues			
Net investment income	$ 19	$ 386	$ 100
Realized investment gains (losses)	62	(430)	219
Total revenues	81	(44)	319
Expenses			
Interest	6,339	8,517	9,250
Debt retirement costs	-	2,272	-
Amortization of goodwill	-	-	1,618
Other	4,629	1,755	3,802
Total expenses	10,968	12,544	14,670
Loss before income taxes and equity in net earnings of subsidiaries	(10,887)	(12,588)	(14,351)
Income tax benefit	(4,131)	(3,954)	(4,099)
Loss before equity in net earnings of subsidiaries	(6,756)	(8,634)	(10,252)
Equity in net earnings of subsidiaries	25,731	19,967	35,839
Net income	$ 18,975	$ 11,333	$ 25,587

See accompanying note to condensed financial statements.

See accompanying Independent Auditors' Report.

HORACE MANN EDUCATORS CORPORATION
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION

STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Interest expense paid	$ (5,454)	$ (9,540)	$ (9,091)
Contribution to defined benefit pension plan trust fund	(8,780)	(7,910)	-
Federal income taxes (paid) recovered	6,344	7,793	(12)
Cash dividends received from subsidiaries	23,300	5,900	28,650
Other, net	2,534	9,296	(4,032)
Net cash provided by operating activities	17,944	5,539	15,515
Cash flows provided by (used in) investing activities			
Net (increase) decrease in investments	(3,368)	(2,477)	5,707
Capital contributions to subsidiaries	(27,500)	-	(4,500)
Net cash provided by (used in) investing activities	(30,868)	(2,477)	1,207
Cash flows provided by (used in) financing activities			
Dividends paid to shareholders	(17,953)	(17,164)	(17,072)
Principal borrowings (payments) on Bank Credit Facility	25,000	(53,000)	4,000
Exercise of stock options	-	2,183	3,759
Catastrophe-linked equity put option premium	(1,088)	(1,088)	(950)
Proceeds from issuance of Senior Convertible Notes	-	162,654	-
Repurchase of Senior Notes and Senior Convertible Notes	-	(97,523)	-
Net cash provided by (used in) financing activities	5,959	(3,938)	(10,263)
Net increase (decrease) in cash	(6,965)	(876)	6,459
Cash at beginning of period	7,457	8,333	1,874
Cash at end of period	$ 492	$ 7,457	$ 8,333

See accompanying note to condensed financial statements.

See accompanying Independent Auditors' Report.

HORACE MANN EDUCATORS CORPORATION
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION

NOTE TO CONDENSED FINANCIAL STATEMENTS

The accompanying condensed financial statements should be read in conjunction with the Consolidated Financial Statements and the accompanying notes thereto.

See accompanying Independent Auditors' Report.

HORACE MANN EDUCATORS CORPORATION

SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION

SCHEDULE VI: SUPPLEMENTAL INFORMATION CONCERNING PROPERTY AND CASUALTY INSURANCE OPERATIONS

(Dollars in thousands)

Segment	Deferred policy acquisition costs	Future policy benefits, claims and claims expenses	Discount, if any, deducted in previous column	Unearned premiums	Other policy claims and benefits payable	Premium revenue/ premium earned	Net investment income	Benefits, claims and settlement expenses	Claims and claims adjustment expense incurred related to: Current year	Claims and claims adjustment expense incurred related to: Prior years	Amortization of deferred policy acquisition costs	Other operating expenses	Paid claims and claims adjustment expense	Premiums written
Column identification for Schedule III: A	B	C		D	E	F	G	H			I	J		K
Column identification for Schedule VI: A	B	C	D	E		F	G		H	H	I		J	K
Year Ended December 31, 2003														
Property and casualty	$ 19,022	$ 341,496	$ 0	$190,204	$ -	$533,761	$ 31,892	$472,843	$416,473	$56,370	$56,904	$ 71,078	$424,582	$546,510
Annuity	80,469	1,528,516	xxx	-	122,104	14,588	104,380	72,076	xxx	xxx	767	26,359	xxx	xxx
Life	94,212	755,216	xxx	8,787	7,784	96,004	49,605	77,029	xxx	xxx	7,491	40,313	xxx	xxx
Other, including consolidating eliminations	N/A	-	xxx	N/A	N/A	(817)	(1,152)	-	xxx	xxx	(817)	10,526	xxx	xxx
Total	$193,703	$2,625,228	xxx	$198,991	$129,888	$643,536	$184,725	$621,948	xxx	xxx	$64,345	$148,276	xxx	xxx
Year Ended December 31, 2002														
Property and casualty	$ 21,388	$ 317,321	$ 0	$180,509	$ -	$519,546	$ 35,180	$410,161	$387,747	$23,995(1)	$51,804	$ 68,969	$411,159	$524,877
Annuity	63,643	1,389,498	xxx	-	116,489	14,247	107,731	69,233	xxx	xxx	2,740	26,784	xxx	xxx
Life	89,524	728,603	xxx	8,875	8,619	92,707	53,925	69,852	xxx	xxx	8,020	39,597	xxx	xxx
Other, including consolidating eliminations	N/A	2,000	xxx	N/A	N/A	(1,267)	(788)	-	xxx	xxx	(1,267)	18,316	xxx	xxx
Total	$174,555	$2,437,422	xxx	$189,384	$125,108	$625,233	$196,048	$549,246	xxx	xxx	$61,297	$153,666	xxx	xxx
Year Ended December 31, 2001														
Property and casualty	$ 18,957	$ 306,141	$ 0	$177,023	$ -	$508,345	$ 37,749	$433,344	$416,770	$16,574	$47,780	$ 63,042	$411,147	$519,167
Annuity	54,791	1,279,891	xxx	-	113,780	14,906	107,583	66,901	xxx	xxx	3,498	21,368	xxx	xxx
Life	84,028	701,964	xxx	8,546	9,654	93,272	55,226	69,840	xxx	xxx	8,232	41,531	xxx	xxx
Other, including consolidating eliminations	N/A	2,000	xxx	N/A	N/A	(1,281)	(1,291)	2,000	xxx	xxx	(1,462)	20,074	xxx	xxx
Total	$157,776	$2,289,996	xxx	$185,569	$123,434	$615,242	$199,267	$572,085	xxx	xxx	$58,048	$146,015	xxx	xxx

(1) Property and casualty segment claims and claims adjustment expense incurred related to prior years includes a $1,581 statutory accounting charge for class action litigation which was separately reported as Litigation Charges in the Company's Consolidated Statements of Operations.

N/A Not applicable.

See accompanying Independent Auditors' Report.

HORACE MANN EDUCATORS CORPORATION

REINSURANCE

(Dollars in thousands)

Column A	Column B Gross Amount	Column C Ceded to Other Companies	Column D Assumed from State Facilities	Column E Net	Column F Percentage of Amount Assumed to Net
Year ended December 31, 2003					
Life insurance in force	$13,263,273	$1,333,005	-	$11,930,268	-
Premiums					
Property and casualty	$ 542,500	$ 16,353	$ 7,614	$ 533,761	1.4%
Annuity	14,588	-	-	14,588	-
Life	101,900	5,896	-	96,004	-
Other, including consolidating eliminations	(817)	-	-	(817)	-
Total premiums	$ 658,171	$ 22,249	$ 7,614	$ 643,536	1.2%
Year ended December 31, 2002					
Life insurance in force	$13,196,369	$1,286,109	-	$11,910,260	-
Premiums					
Property and casualty	$ 530,253	$ 27,197	$16,490	$ 519,546	3.2%
Annuity	14,247	-	-	14,247	-
Life	99,077	6,370	-	92,707	-
Other, including consolidating eliminations	(1,267)	-	-	(1,267)	-
Total premiums	$ 642,310	$ 33,567	$16,490	$ 625,233	2.6%
Year ended December 31, 2001					
Life insurance in force	$13,216,146	$1,035,477	-	$12,180,669	-
Premiums					
Property and casualty	$ 514,574	$ 24,350	$18,121	$ 508,345	3.6%
Annuity	14,906	-	-	14,906	-
Life	97,523	4,251	-	93,272	
Other, including consolidating eliminations	(1,281)	-	-	(1,281)	-
Total premiums	$ 625,722	$ 28,601	$18,121	$ 615,242	2.9%

NOTE: Premiums above include insurance premiums earned and contract charges earned.

See accompanying Independent Auditors' Report

Directors

Joseph J. Melone
Chairman of the Board of Directors
Horace Mann Educators Corporation
President & Chief Executive Officer (retired)
The Equitable Companies Inc.

Louis G. Lower II
President & Chief Executive Officer
Horace Mann Educators Corporation

William W. Abbott
Senior Vice President (retired)
Procter & Gamble

Dr. Mary H. Futrell
Dean, Graduate School of
Education and Human Development
The George Washington University

Donald E. Kiernan*
Senior Executive Vice President &
Chief Financial Officer (retired)
SBC Communications Inc.

Jeffrey L. Morby*
Managing Director
Amarna Corporation, LLC

Shaun F. O'Malley*
Chairman Emeritus
Price Waterhouse LLP

Charles A. Parker*
Financial Consultant

*Member of the Audit Committee, each an independent director.

Officers

Louis G. Lower II
President & Chief Executive Officer

Peter H. Heckman
Executive Vice President
Chief Financial Officer

Douglas W. Reynolds
Executive Vice President
Property & Casualty
and Technology

Valerie A. Chrisman
Senior Vice President
Employee & Corporate Services

Bret A. Conklin
Senior Vice President
Controller

Dwayne D. Hallman
Senior Vice President
Finance

William S. Hinkle
Senior Vice President
Property & Casualty

Robert B. Joyner
Senior Vice President
Agency Distribution

Paul D. Andrews
Vice President
Client Services

Richard V. Atkinson
Vice President & Chief Actuary
Property & Casualty

Ann M. Caparrós
General Counsel & Chief
Compliance Officer
Corporate Secretary

Angela S. Christian
Vice President & Treasurer

Deborah F. Kretchmar
Vice President & Audit Director

Robert E. Rich
Vice President & Chief Actuary
Life & Annuity

In November 1991, Horace Mann Educators Corporation completed an initial public offering of its common stock at a price of $9 per share. The Company's common stock is traded on the New York Stock Exchange under the symbol HMN. The following table sets forth the high and low sales prices and the cash dividends paid per share during the periods indicated.

	Market Price		
Fiscal Period	High	Low	Dividend Paid
2003			
Fourth Quarter	$ 15.39	$ 12.81	$ 0.105
Third Quarter	16.95	14.22	0.105
Second Quarter	16.91	13.06	0.105
First Quarter	16.35	12.43	0.105
2002			
Fourth Quarter	$ 16.49	$ 13.61	$ 0.105
Third Quarter	18.86	14.00	0.105
Second Quarter	24.08	17.45	0.105
First Quarter	23.00	19.35	0.105

Corporate Data

Corporate Office
1 Horace Mann Plaza
Springfield, IL 62715-0001
Telephone: (217) 789-2500
Internet: www.horacemann.com
www.reacheverychild.com

Annual Meeting
May 25, 2004
9:00 a.m.
Renaissance Springfield Hotel
701 East Adams Street
Springfield, IL 62701

Independent Accountants
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Common Stock
HMEC Stock is traded on the NYSE (HMN)

Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Senior Convertible Notes
HMEC senior convertible notes are traded in the open market (HMN 1.425)

Senior Notes
HMEC senior notes are traded on the NYSE (HMN 6 5/8)

Additional Information
Additional financial data on HMEC and its subsidiaries is included in Form 10-K filed with the Securities and Exchange Commission. Electronic copies of HMEC's SEC filings are available at www.horacemann.com. Printed copies of SEC filings are available upon written request from:

Investor Relations
Horace Mann Educators Corporation
1 Horace Mann Plaza, C-120
Springfield, IL 62715-0001

The Horace Mann Value Proposition

Provide lifelong financial well-being for educators and their families through personalized service, advice and a full range of tailored insurance and financial products.

Horace Mann

Educated Financial Solutions